UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Burger King Holdings, Inc.
(Name of Subject Company)

Burger King Holdings, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

121208201
(CUSIP Number of Class of Securities)

Anne Chwat, Esq.
General Counsel
Burger King Holdings, Inc.
5505 Blue Lagoon Drive
Miami, Florida 33126
(305) 378-3000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Kara L. MacCullough, Esq. Laurie L. Green, Esq. Holland & Knight LLP 701 Brickell Avenue, Suite 3000 Miami, FL 33131 (305) 374-8500	Eileen T. Nugent, Esq. Richard J. Grossman, Esq. Thomas W. Greenberg, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
ITEM 8. ADDITIONAL INFORMATION.
ITEM 9. EXHIBITS.
SIGNATURE
INFORMATION STATEMENT
SUB DESIGNEES
INFORMATION CONCERNING OUTSTANDING SECURITIES
CORPORATE GOVERNANCE PRINCIPLES, COMMITTEES AND DIRECTOR INFORMATION CURRENT BOARD OF DIRECTORS
AUDIT COMMITTEE REPORT
AUDIT FEES AND SERVICES
EXECUTIVE OFFICERS
COMPENSATION DISCUSSION AND ANALYSIS
FISCAL 2010 WORLDWIDE PBT PERFORMANCE LEVELS
FISCAL 2010 NORTH AMERICA EBITDA PERFORMANCE LEVELS UNDER RSIP
COMPENSATION COMMITTEE REPORT
COMPENSATION COMMITTEE
EXECUTIVE COMPENSATION
2010 PERQUISITES TABLE
2010 ALL OTHER COMPENSATION TABLE
2010 GRANTS OF PLAN-BASED AWARDS TABLE
Post Leverage PBRS Grants
2010 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE
2010 OPTION EXERCISES AND STOCK VESTED TABLE
2010 NONQUALIFIED DEFERRED COMPENSATION TABLE
2010 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE
DIRECTOR COMPENSATION
FISCAL 2010 DIRECTOR COMPENSATION TABLE
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
STOCK OWNERSHIP INFORMATION
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER SUBMISSION OF NOMINATION AND PROPOSALS
EX-99.A.14
EX-99.E.4
EX-99.E.11
EX-99.E.12
EX-99.E.14
EX-99.E.15
EX-99.E.16
EX-99.E.17

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is Burger King Holdings, Inc., a Delaware corporation (“Burger King” or the “Company”). The Company’s principal executive offices are located at 5505 Blue Lagoon Drive, Miami, Florida, 33126. The Company’s telephone number at this address is (305) 378-3000.

Securities.

The title of the class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of the Company (the “Company Common Stock”). As of the close of business on September 13, 2010, there were 136,465,856 shares of Company Common Stock, or the shares, issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The name, business address and business telephone number of Burger King, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information” above.

Offer.

This Statement relates to the tender offer by Blue Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”), and a wholly owned subsidiary of Blue Acquisition Holding Corporation, a Delaware corporation (“Parent”), which is controlled by 3G Special Situations Fund II, L.P., a Cayman exempted limited partnership (“3G”), as disclosed in the Tender Offer Statement on Schedule TO, dated September 16, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of Company Common Stock at a purchase price of $24.00 per share (the “Offer Price”), net to the holder in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 16, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase and any amendments or supplements thereto from time to time, constitutes the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 2, 2010, among Parent, the Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, as soon as practicable following completion of the Offer, and subject to the satisfaction or waiver of certain conditions, the Purchaser will merge with and into the Company (the “Merger”) in accordance with the Delaware General Corporation Law (the “DGCL”). The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed, but if the Offer is not completed, the Merger may only be consummated after the stockholders of the Company have adopted the Merger Agreement at a meeting of stockholders. Following the effective time of the Merger (the “Effective Time”), the Company will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly-owned subsidiary of Parent. As a result of the Merger, at the Effective Time, each issued and outstanding share of Company Common Stock (other than shares owned by Parent or the Purchaser, and shares of Company Common Stock held by stockholders who have perfected their statutory dissenters rights of appraisal under Section 262 of the DGCL) will be automatically converted into the right to receive an amount in cash, without interest thereon and less any required withholding taxes, equal to the Offer Price. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Parent, the Purchaser and 3G is 600 Third Avenue, 37th Floor, New York, New York, 10016 and their telephone number is (212) 893-6727.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Statement or in the Information Statement attached to this Statement as Annex III and incorporated herein by reference, or as otherwise incorporated by reference herein, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand, and (ii)(x) any of its executive officers, directors or affiliates, or (y) Parent, the Purchaser, 3G or any of their respective executive officers, directors or affiliates, on the other hand. The Information Statement is being furnished to the stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the Purchaser’s right, pursuant to the Merger Agreement, to designate persons to the board of directors of the Company (the “Company Board”) following the Purchaser’s acceptance for payment of the shares of Company Common Stock tendered in the Offer.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Parent and 3G

Merger Agreement

On September 2, 2010, the Company, Parent and the Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in the Offer to Purchase and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, the Purchaser or any of their respective subsidiaries or affiliates.

The Merger Agreement contains representations and warranties the Company, Parent and the Purchaser made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the Company, Parent and the Purchaser in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders or may have been used for purposes of allocating risk among the Company, Parent and the Purchaser rather than establishing matters as facts.

Limited Guaranty

In connection with the entry into the Merger Agreement, on September 2, 2010, 3G executed and delivered to the Company a limited guaranty (the “Guaranty”). Pursuant to the Guaranty, 3G has agreed to guarantee the performance and discharge of (i) the payment of the Parent Termination Fee of $175 million, when required to be paid under the terms of the Merger Agreement and (ii) all of the liabilities and obligations of Parent and the Purchaser under the terms of the Merger Agreement. However, under the terms of the Guaranty, 3G’s maximum liability cannot exceed $175 million. This summary does not purport to be complete and is qualified in its entirety by reference to the Guaranty, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Equity Financing

In connection with the entry into the Merger Agreement, Parent has entered into the equity commitment letter with 3G, dated September 2, 2010 (the “Equity Commitment Letter”), pursuant to which 3G has agreed to purchase or cause the purchase of equity interests in Parent simultaneously with the earlier of the closing of the Offer (the “Offer Closing”) or the Effective Time, up to a maximum of $1.5 billion in the aggregate, to fund the aggregate per share Offer Price and/or certain merger consideration and related expenses. Pursuant to the terms of the Equity Commitment Letter 3G is required to make capital calls from its investors to fund their capital contributions. 3G’s obligation to fund the financing contemplated by the Equity Commitment Letter is generally subject to (i) the satisfaction or waiver of the conditions to Parent’s and the Purchaser’s obligations to consummate the transactions contemplated by the Merger Agreement, (ii) the funding of the debt financing pursuant to the terms and conditions of the debt commitment letter or any alternative financing that Parent and the Purchaser are required or permitted to accept from alternative sources pursuant to the Merger Agreement and (iii) the substantially contemporaneous consummation of the Offer Closing, if the Offer Closing occurs, and the Merger. The Company is a third-party beneficiary of the Equity Commitment Letter to the extent provided in the Equity Commitment Letter to permit the Company to seek specific performance to cause Parent and the Purchaser to cause, or to directly cause, 3G to fund its equity commitment in certain circumstances in accordance with the terms of the Equity Commitment Letter and the Merger Agreement.

3G’s obligation to fund its equity commitment will terminate upon the earlier to occur of (i) the valid termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time, so long as 3G has funded its commitment in connection with the Merger.

This summary does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Non-Disclosure Agreement

On April 26, 2010, the Company and 3G Capital Partners Ltd. (“3G Capital”) entered into a non-disclosure and standstill agreement (the “Non-Disclosure Agreement”), pursuant to which 3G Capital agreed that any non-public information furnished to it or to its representatives by or on behalf of the Company would be considered confidential information and, for a period of two years from the date of the Non-Disclosure Agreement, would be kept confidential and be used only for purposes of evaluating a possible transaction. The parties agreed that they would only disclose the confidential information to their representatives or as may be required by law. Under the Non-Disclosure Agreement, 3G Capital also agreed, among other things, to certain “standstill” provisions for the protection of the Company for a period of 12 months from the date of the Non-Disclosure Agreement and that, subject to certain limited exceptions, for a period of two years from the date of the Non-Disclosure Agreement, 3G Capital would not solicit the Company’s employees, franchisees, customers or suppliers. This summary does not purport to be complete and is qualified in its entirety by reference to the Non-Disclosure Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

Overview.

The vested shares of Company Common Stock held by the Company’s directors and executive officers will be treated in the same manner as outstanding shares of Company Common Stock held by other stockholders of the Company. As of September 13, 2010, the Company’s directors and executive officers and their affiliates owned in the aggregate 28,659,925 shares of Company Common Stock, excluding (1) shares issuable upon the exercise of options to purchase Company Common Stock (“Stock Options”), (2) shares issuable upon vesting of Company restricted stock units (“Restricted Stock Units”), (3) shares issuable upon vesting of Company performance based stock units (“Performance Based Stock Units”) and (4) vested and unvested deferred stock awards granted to members of the Company Board (“Director Stock Units”). If the Company’s directors and executive officers and their affiliates tendered all of their shares of Company Common Stock pursuant to the Offer, they would receive an aggregate amount of $687,838,200 net in cash, without interest thereon and less any required withholding taxes.

Aside from their interests as stockholders of the Company, the Company’s directors and employees, including its executive officers, have interests in the Offer that may be different from, or in addition to, those of other stockholders of the Company generally. In considering the recommendation of the Company Board that you tender your shares of Company Common Stock pursuant to the Offer, you should be aware of these interests. The members of the Company Board were aware of and considered these interests, among other matters, in making their decision to recommend that you accept the Offer and tender your shares of Company Common Stock in the Offer. The interests of the Company’s directors and employees, including its executive officers, in the Offer that are different from, or in addition to, those of other stockholders of the Company are as follows:

•	Accelerated vesting of all Stock Options held by the Company’s employees, including its executive officers, at the earlier to occur of the Offer Closing and the Effective Time (the “Acceleration Time”), and the settlement of such options in exchange for cash (as described below).

•	Accelerated vesting of all Restricted Stock Units held by the Company’s employees, including its executive officers, at the Acceleration Time and the cancelation of such awards in exchange for cash (as described below).

•	Accelerated vesting of all Performance Based Stock Units held by the Company’s employees, including its executive officers, at the Acceleration Time (calculated at target level of performance) and the cancelation of such awards in exchange for cash (as described below).

•	Payment of a pro rata annual bonus (calculated at target level of performance) to all Company bonus-eligible employees, including its executive officers, for the period commencing on July 1, 2010 through the Effective Time.

•	Certain executive officers of the Company will receive payment for performing transition services.

•	The executive officers of the Company will receive payments and benefits under the executive officers’ employment agreements upon certain types of termination of employment following the Effective Time.

•	Accelerated vesting of any unvested Director Stock Units and the payment to all non-management directors of the Company for all outstanding Director Stock Units upon their resignation from the Board in accordance with the terms of such awards.

The dates used below to quantify these interests have been selected for illustrative purposes only. They do not necessarily reflect the dates on which certain events will occur.

The Compensation Committee of the Company Board (comprised solely of “independent directors” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto) has approved, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Exchange Act, among other things, each of the arrangements set forth below as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act.

Equity Awards.

The Company’s officers, and certain of its employees, hold Stock Options, Restricted Stock Units and/or Performance Based Stock Units. All of the Company’s non-management directors hold Director Stock Units. Under the Merger Agreement, each Stock Option, whether vested or unvested, that is outstanding immediately prior to the Acceleration Time will vest and be canceled in exchange for an amount in cash equal to (A) the excess, if any, of (x) the Offer Price over (y) the exercise price per share of Company Common Stock subject to such option, multiplied by (B) the number of shares of Company Common Stock for which such option shall not have been exercised. Each Restricted Stock Unit that is outstanding immediately prior to such time will vest and be converted into an amount in cash equal to the Offer Price. Each Performance Based Stock Unit that is outstanding immediately prior to such time will vest and be converted into an amount in cash equal to (A) the Offer Price multiplied by (B) the number of shares subject to the Performance Based Stock Unit assuming that the target level of performance had been attained. Each Director Stock Unit, that has not yet vested, will vest and all Director Stock Units outstanding immediately prior to such time, in connection with such director’s resignation, will be converted into an amount in cash equal to the Offer Price.

For the Company’s officers who hold the position of vice president and above, including the executive officers, the equity awards that were granted on August 25, 2010 (the “August Equity Grants”) will be converted into the right to receive the Offer Price, however 60% of the cash amount attributable to the August Equity Grants for such officers, other than Mr. Smith (who will receive such amounts at the Acceleration Time), will be deposited into a trust account established with a third party for the officer’s benefit. The remaining 40% will be withheld for taxes. For those officers other than Messrs. Chidsey and Wells, and Ms. Chwat, if the officer is employed on each of August 25, 2011 and August 25, 2012, the officer will receive from the trust an amount equal to 25% of the portion of the trust account related to such officer’s stock options, which mirrors the vesting schedule of the original underlying option grant. If the officer is actively employed until the end of the two year anniversary following the Effective Time, the balance of the trust will be paid to the officer. If the officer is terminated without cause prior to any of these payment dates (or terminates for good reason prior to the payment date, for those officers who are a party to an employment agreement containing a definition of good reason) the balance will be paid to such officer upon such termination. However, if the officer voluntarily terminates his or her employment (other than for good reason, for those officers who are a party to an employment agreement containing a definition of good reason) or is terminated for cause prior to any of these payment dates, the officer will forfeit his or her remaining balance in the trust.

For Mr. Chidsey, Mr. Wells and Ms. Chwat (the “Transition Executives”), the subsequent conditions to receive the payment of the trust amounts are as follows: (i) in the case of Mr. Chidsey (i) 50% of the amounts in the trust will be released and remitted on the six-month anniversary of the Effective Time and (ii) 50% of the amounts in the trust will be released and remitted on the twelve-month anniversary of the Effective Time, subject to Mr. Chidsey’s continued service until each such date except as provided below and (ii) in the case of each of Mr. Wells and Ms. Chwat, the amounts in the trust will be released in six substantially equal installments on the first business day of each of the first six months following the Effective Time, subject to such Transition Executive’s continued service through such date except as provided below. If the Transition Executive’s employment is terminated due to death or disability or without cause or if the Transition Executive terminates his or her employment for good reason prior to any of these payment dates, the balance of the Transition Executive’s trust will be paid to such Transition Executive upon termination. However, if the Transition Executive voluntarily terminates his or her employment (other than for good reason) or is terminated for cause prior to any of these payment dates, the Transition Executive will forfeit his or her remaining balance in the trust. For Mr. Chidsey, the Merger Agreement specifies that the expiration of the transition period and the commencement of the six-month consulting arrangement described below under “— Amendments to Employment Agreements” will not be deemed to be the termination of his employment without cause or voluntary resignation for good reason. Further, if Mr. Chidsey’s consulting arrangement is terminated without cause or by reason of his death or disability, the amount in trust will be immediately released to him upon such termination.

The following table shows the amount in cash that each executive officer is expected to receive pursuant to the Merger Agreement, based on equity awards held as of September 13, 2010, assuming the Acceleration Time occurs on October 15, 2010 as a result of the cancelation of all Stock Options, Restricted Stock Units and Performance Based Restricted Stock Units held by the Company’s executive officers.

	Vested	Unvested	Performance-Based
	Stock	Stock	and Restricted
Executive Officer	Options ($)	Options ($)	Stock Units ($)	Total ($)

John W. Chidsey	17,154,523	3,583,134	6,763,392	27,501,049
Ben K. Wells	1,274,398	834,230	1,547,688	3,656,316
Anne Chwat	1,175,140	581,122	968,856	2,725,118
Peter C. Smith	807,153	563,161	903,960	2,274,274
Charles M. Fallon, Jr.	1,387,295	937,936	988,056	3,313,287
Julio A. Ramirez	205,229	510,234	1,104,384	1,819,847
Natalia Franco	—	181,468	344,448	525,916
Kevin Higgins	47,620	392,307	571,104	1,011,031

The following table shows the amount in cash that each director is expected to receive pursuant to the Merger Agreement, based on equity awards held as of September 13, 2010, assuming the Acceleration Time occurs on October 15, 2010 as a result of the cancelation of all Director Stock Units held by the Company’s directors.

	Vested	Unvested
	Director Stock	Director Stock
Director	Units ($)	Units ($)	Total ($)

Richard W. Boyce	600,000	—	600,000
David A. Brandon	840,000	—	840,000
Ronald M. Dykes	574,200	—	574,200
Peter R. Formanek	3,780,168	—	3,780,168
Manuel A. Garcia	1,551,384	—	1,551,384
Sanjeev K. Mehra(1)	587,472	—	587,472
Stephen Pagliuca	495,552	28,776	524,328
Brian T. Swette	3,141,648	—	3,141,648
Kneeland C. Youngblood	420,168	—	420,168

(1)	Mr. Mehra has an understanding with The Goldman Sachs Group, Inc. pursuant to which he holds such Director Stock Units for the benefit of The Goldman Sachs Group, Inc.

Employment Agreements

The Company is a party to employment agreements with its executive officers that provide for certain payments and benefits upon a termination of employment by the Company (other than for cause) or a resignation for good reason (as such terms are defined in the respective employment agreements).

Amendments to Employment Agreements

On September 1, 2010, the Company entered into amendments to the employment agreements of Messrs. Chidsey, Wells and Smith and Ms. Chwat, effective upon the Effective Time, which add or modify certain terms of their existing agreements, including terms pursuant to which services will be performed following the Effective Time. The amendments provide that at the Effective Time, the Transition Executives will remain employed with the Company for a period of six months. With respect to the Transition Executives, the six-month transition period can be extended if the Company and the executive mutually agree. Mr. Smith’s employment will terminate at the Effective Time and he will receive the severance payments and benefits set forth in his employment agreement, as amended.

In exchange for performing services during the transition period, the Transition Executives will generally be compensated during the transition period as they were compensated prior to the transition period. If their employment is terminated during the transition period other than (i) for cause or (ii) the executive’s voluntary termination without good reason, in addition to the severance payments and benefits under the executive’s existing employment agreement, the executive will receive the remaining cash compensation that would have been paid to the executive had he or she performed services through the end of the transition period.

Following the six-month transition period, the employment of each of Messrs. Chidsey and Wells and Ms. Chwat will terminate and he or she will be entitled to the severance payments and benefits set forth in his or her employment agreement. In addition, Mr. Chidsey has agreed to perform part-time consulting services for the six-month period following the transition period. In exchange for performing consulting services, Mr. Chidsey will receive a monthly consulting fee of $100,000.

Each of Messrs. Chidsey, Wells and Smith and Ms. Chwat will receive a transition bonus ($3,021,000, $1,308,500, $1,097,518, and $1,130,619 for Messrs. Chidsey, Wells and Smith and Ms. Chwat, respectively) in respect of his or her contributions toward the successful completion of the Merger and, in the case of Messrs. Wells and Chidsey and Ms. Chwat, as an inducement for his or her agreement to perform services following the Effective Time. The transition bonuses will be paid at the time the Merger closes except for Mr. Chidsey, who will receive $521,000 of his transition bonus at the Effective Time, $1,250,000 on the six-month anniversary of the Effective Time and $1,250,000 on the twelve-month anniversary of the Effective Time, subject to his continued service or earlier termination of employment without cause, for good reason, or by reason of his death or disability.

In connection with the employment agreement amendments, Messrs. Chidsey, Wells and Smith and Ms. Chwat have agreed to extend the non-competition and non-solicitation covenants from one year following their termination to two years following their termination and Messrs. Chidsey and Wells and Ms. Chwat have agreed to modify their right to terminate for good reason, including waiving that right due to any change in their duties resulting from consummation of the Merger. In the case of Messrs. Wells and Smith and Ms. Chwat, the welfare benefits continuation period in the event of a qualifying termination has been extended from one year to two years pursuant to their amended employment agreements.

The foregoing description of the terms of the amendments to the employment agreement does not purport to be complete and is qualified in its entirety by reference to the amendments to the employment agreements, which are filed as Exhibits (e)(5)-(e)(8) hereto and are incorporated herein by reference.

A description of the employment agreement without giving effect to the foregoing amendments for each of Messrs. Chidsey, Wells and Smith and Ms. Chwat is described under “Compensation Discussion and Analysis — Employment Agreements” of the Information Statement attached as Annex III to this Schedule 14D-9. Copies of their employment agreements are filed as Exhibits (e)(9)-(e)(12) hereto and are incorporated herein by reference.

Pursuant to the Merger Agreement, the Company is authorized to enter into amendments to the employment agreements of Messrs. Fallon, Ramirez and Higgins and Ms. Franco, effective upon the Effective Time, which will increase their severance payments to two times the sum of base salary, benefits or perquisite allowance (as applicable) and target bonus for the year of termination. In addition, the right of Messrs. Fallon and Ramirez and Ms. Franco to receive welfare benefits continuation will be extended from one year to two years. In addition, the proposed amendments provide for the non-competition provisions and the non-solicitation provisions to be extended from one year to two years.

Prior to amendment, the employment agreements of each of Messrs. Fallon, Ramirez and Higgins and Ms. Franco provide that in the event of a termination by the Company without cause, or by the executive for good reason in the case of Messrs. Fallon and Ramirez and Ms. Franco, subject to execution by the executive of a release, the executive is entitled to an amount equal to (i) his or her annual base salary and annual perquisite allowance plus (ii) a pro-rata bonus though the date of termination, payable when and to the extent that the Company pays a bonus for such year, and continued coverage for one year under Burger King Corporation’s (“BKC”) medical, dental and life insurance plans. In addition, Ms. Franco’s agreement provides that if a Change in Control (as defined in the agreement) occurs on or before May 17, 2011, and, within twelve months following such Change in Control Ms. Franco is terminated without cause or resigns for good reason, Ms. Franco is entitled to an amount equal to twice her annual base salary, annual perquisite allowance and prorated bonus. Copies of their current employment agreements, and Ms. Franco’s Indemnity Agreement, are filed as Exhibits (e)(13)-(e)(17) hereto and are incorporated herein by reference.

Potential Payments Upon a Change in Control

Based on compensation and benefit levels as of September 16, 2010, and assuming that the Effective Time occurs on October 15, 2010 and that the executive officers experience a qualifying termination of employment at that time (except that for Messrs. Chidsey and Wells and Ms. Chwat, it assumes that a qualifying termination occurs at the end of the transition period), the executive officers would be entitled to receive the following cash payments and benefits under their amended employment agreements upon a qualifying termination (assuming that all of the payments described above under “— Equity Awards” have been previously made, including payments resulting from accelerated vesting of outstanding equity awards):

		Termination w/o
		Cause or	Pro-Rata
		for Good	Bonus
		Reason	Payable Upon
		After Change	the Merger’s
Name	Benefit	in Control ($)	Closing ($)(2)

John W. Chidsey(1)	Salary	$6,257,250
	Pro Rata Bonus Payable at Closing		$302,862
	Pro Rata Bonus at Termination Date(3)	$521,438
	Transition Bonus(4)	$3,021,000
	Benefits Continuation(5)	$90,000
	Perquisite Allowance	$190,500

	Total	$10,080,188	$302,862
Ben K. Wells(1)	Salary	$525,000
	Bonus	—
	Pro Rata Bonus Payable at Closing		$106,726
	Pro Rata Bonus at Termination Date(3)	$183,750
	Transition Bonus(4)	$1,308,500
	Benefits Continuation(5)	$60,000
	Perquisite Allowance	$48,500
	Outplacement Services	$28,500

	Total	$2,154,250	$106,726
Anne Chwat(1)	Salary	$450,883
	Bonus	—
	Pro Rata Bonus Payable at Closing		$91,659
	Pro Rata Bonus at Termination Date(3)	$157,809
	Transition Bonus(4)	$1,130,619
	Benefits Continuation(5)	$60,000
	Perquisite Allowance	$48,500
	Outplacement Services	$28,500

	Total	$1,876,311	$91,659
Peter C. Smith	Salary	$437,091
	Bonus	—
	Pro Rata Bonus Payable at Closing(3)		$88,855
	Transition Bonus(4)	$1,097,518
	Benefits Continuation(5)	$60,000
	Perquisite Allowance	$48,500
	Outplacement Services	$28,500

		Termination w/o
		Cause or	Pro-Rata
		for Good	Bonus
		Reason	Payable Upon
		After Change	the Merger’s
Name	Benefit	in Control ($)	Closing ($)(2)

	Total	$1,671,609	$88,855
Charles M. Fallon, Jr	Salary	$1,000,000
	Bonus	$700,000
	Pro Rata Bonus Payable at Closing		$101,644
	Benefits Continuation(5)	$60,000
	Perquisite Allowance	$97,000
	Outplacement Services	$28,500

	Total	$1,885,500	$101,644
Julio A. Ramirez	Salary	$824,000
	Bonus	$576,800
	Pro Rata Bonus Payable at Closing		$83,755
	Benefits Continuation(5)	$60,000
	Perquisite Allowance	$97,000
	Outplacement Services	$28,500

	Total	$1,586,300	$83,755
Natalia Franco	Salary	$700,000
	Bonus	$490,000
	Pro Rata Bonus Payable at Closing		$71,151
	Benefits Continuation(5)	$60,000
	Perquisite Allowance	$97,000
	Outplacement Services	$28,500

	Total	$1,375,500	$71,151
Kevin Higgins(6)	Salary	$992,600
	Bonus	$446,670
	Pro Rata Bonus Payable at Closing		$64,859
	Benefits Continuation	N/A
	Perquisite Allowance	$121,098
	Outplacement Services	$28,500

	Total	$1,527,801	$64,380

(1)	If Messrs. Chidsey or Wells or Ms. Chwat are terminated other than for cause or good reason, he or she will receive the remaining cash compensation that he or she would have received had he or she performed services through the end of their six-month transition period.

(2)	All bonus eligible employees, including each executive officer, will receive a pro rata annual bonus for the period commencing July 1, 2010 through October 15, 2010, calculated at target level of performance, upon the Effective Time without regard to whether the executive is terminated or continues to be employed by the Company.

(3)	For each of the Transition Executives, the pro rata bonus payable at Termination Date represents a pro rata bonus, calculated at target level of performance, for services rendered during the six-month transition period.

(4)	The transition bonus will be paid at the Effective Time, except for Mr. Chidsey, who will receive $521,000 at the Effective Time, $1,250,000 six months after the Effective Time and $1,250,000 12 months after the Effective Time.

(5)	Assumes cost of the benefits continuation of $30,000 per year. However, each executive will receive benefits at the level in effect on the date of termination.

(6)	Mr. Higgins salary and other payments are due in Swiss Francs. Amounts above represent conversion to U.S. dollars based on the Bloomberg exchange rate in effect on September 13, 2010, which was 1 Swiss Franc to 0.9926 United States Dollars.

Director Compensation.

Each non-management director receives an annual deferred stock award, Director Stock Units, with a grant date fair value of $85,000. The Director Stock Units vest in quarterly installments over a 12 month period. In addition, the non-management directors receive an annual retainer of $65,000. The chair of the Audit Committee receives an additional $20,000 fee and the chairs of the Compensation Committee and the Nominating and Corporate Governance Committee each receive an additional $10,000 fee. In addition, commencing on July 1, 2010, the Board appointed a lead independent director who will be eligible to receive an additional $25,000 annual fee. Directors have the option to receive their annual retainer and their chair fees either 100% in cash or 100% in Director Stock Units. Messrs. Formanek and Youngblood, who elected to receive their annual retainer for the 2010 calendar year in cash, previously received their annual retainer. The remaining non-management directors, who elected to receive their annual retainer for the 2010 calendar year in Director Stock Units, will receive a cash settlement in the amount of $65,000 at the Effective Time in lieu of receiving Director Stock Units at the annual meeting of stockholders.

All Director Stock Units, whether the annual grant or a grant in lieu of a cash retainer or chair fees, will be settled upon termination of Company Board service. Any Director Stock Units granted as part of a director’s annual compensation that remain unvested immediately before the Offer Closing will vest and be canceled in exchange for an amount in cash calculated as described above under “— Equity Awards”. The Director Stock Units for each director are set forth in the Deferred Stock columns in the director table above under “— Equity Awards”.

Indemnification and Exculpation of Directors and Officers.

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the corporation upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. The Company’s certificate of incorporation and bylaws provide for the indemnification of the Company’s directors and officers to the fullest extent permitted under the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Company’s certificate of incorporation provides for such limitation of liability to the fullest extent permitted by the DGCL. In addition, the employment agreements of each of Messrs. Chidsey, Wells, Fallon, Franco, Ramirez and Smith, and Ms. Chwat contain provisions providing for the indemnification of the executive officer in certain circumstances.

The Merger Agreement requires the Surviving Corporation to honor all existing rights to indemnification in favor of all current and former directors and officers of the Company and its subsidiaries.

In addition, the Merger Agreement requires Parent to maintain the Company’s current directors’ and officers’ insurance policies (or substitute insurance of at least the same coverage and amounts containing terms that are no less favorable to the indemnified parties) for six years following the Effective Time. However, Parent will not be required to pay premiums which on an annual basis exceed 300% of the premium paid by the Company for its last fiscal year. The Merger Agreement also requires Parent and the Surviving Corporation to indemnify, defend and hold harmless, and provide advancement of expenses to, the current and former directors and officers of the Company and the Company’s subsidiaries against certain losses and indemnified liabilities, including in connection with the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Arrangements with Affiliates.

Stockholder Tender Agreements

Concurrently with the execution of the Merger Agreement, on September 2, 2010, the Company entered into Stockholder Tender Agreements (the “Stockholder Tender Agreements”) with certain private equity funds affiliated with each of Bain Capital Partners, Goldman, Sachs & Co. (the “Goldman Sachs Funds”) and TPG Capital (collectively, the “Sponsors”) pursuant to which such stockholders have agreed to tender their shares of Company Common Stock in the Offer upon the terms and subject to the conditions of such agreements and, if requested by Parent, to enter into customary voting agreements with Parent to vote such shares of Company Common Stock in favor of the Merger. As of September 16, 2010, the shares subject to the Stockholder Tender Agreements comprise approximately 31% of the outstanding Company Common Stock. The Stockholder Tender Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement.

This summary does not purport to be complete and is qualified in its entirety by reference to the Stockholder Tender Agreements, which are filed as Exhibits (e)(18) — (e)(20) hereto and are incorporated herein by reference.

Shareholders’ Agreement

In connection with the acquisition of BKC, the Company entered into a shareholders’ agreement dated June 27, 2003 with BKC and the Sponsors, which was amended and restated on May 17, 2006 (the “Shareholders’ Agreement”). The Shareholders’ Agreement provides for (i) the right of each Sponsor to appoint two members to the Company Board, (ii) the right of each Sponsor, with respect to each committee of the Company Board other than the Audit Committee, to have at least one Sponsor director on each committee, for Sponsor directors to constitute a majority of the membership of each committee and for the chairmen of the committees to be Sponsor directors, to the extent that such directors are permitted to serve on such committees under the Securities and Exchange Commission (“SEC”) and NYSE rules applicable to the Company, (iii) drag-along and tag-along rights and transfer restrictions, (iv) shelf, demand and piggyback registration rights and (v) the payment of expenses and the grant of certain indemnities relating to those registration rights. A Sponsor’s right to appoint directors will be reduced to one director if the stock ownership of the private equity funds controlled by that Sponsor drops to 10% or less of the outstanding Company Common Stock, and will be eliminated if the stock ownership of the private equity funds controlled by that Sponsor drops to 2% or less of the outstanding Company Common Stock. The right to appoint directors to Company Board committees terminates if the private equity funds controlled by the Sponsors no longer collectively beneficially own 30% or more of the outstanding Company Common Stock. Three of the Company’s current directors, Messrs. Boyce, Pagliuca and Mehra, were appointed pursuant to the Shareholders’ Agreement.

The Shareholders’ Agreement also includes customary indemnification provisions against liabilities under the Securities Act of 1933, as amended, incurred in connection with the registration of the Company’s debt or equity securities. The Company agreed to reimburse legal or other expenses incurred in connection with investigating or defending any such liability, action or proceeding, except that the Company will not be required to indemnify or reimburse related legal or other expenses if such loss or expense arises out of or is based on any untrue statement or omission made in reliance upon and in conformity with written information provided by these persons. This summary does not purport to be complete and is qualified in its entirety by reference to the Shareholders’ Agreement, which is filed as Exhibit (e)(21) hereto and is incorporated herein by reference.

Expense Reimbursement to the Sponsors

The Company has reimbursed the Sponsors for certain travel-related expenses of their employees who are members of the Company Board in connection with meetings of the Company Board in amounts that are consistent with amounts reimbursed to the non-Sponsor directors.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation.

At a meeting held on September 1, 2010, the Company Board unanimously (1) authorized and approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated by the Merger Agreement, (2) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (3) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Offer and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the stockholders of the Company, (4) directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of the stockholders of the Company, unless the adoption of the Merger Agreement by the Company’s stockholders is not required by applicable law, (5) recommended that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and, if required by applicable law, vote their shares of Company Common Stock in favor of adoption of the Merger Agreement and (6) approved for all purposes the Purchaser, Parent and their affiliates, the Merger Agreement and the transactions contemplated by the Merger Agreement to exempt such persons, agreements and transactions from any anti-takeover laws.

Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock in the Offer.

A copy of the press release communicating the Company Board’s recommendation is filed as Exhibit (a)(6) hereto and is incorporated by reference.

Background of the Offer and Merger; Reasons for Recommendation.

Background of the Offer and Merger

Since our initial public offering in 2006, as part of our ongoing strategic planning process, the Company Board and members of our senior management have regularly reviewed and evaluated our business and operations, competitive position, strategic plans and alternatives with a goal of enhancing stockholder value. Although we have achieved many financial and operating performance goals since our initial public offering, certain initiatives that management considered important to our long-term success, including (1) the recent roll-out of the new flexible broiler and point-of-sale system, (2) the on-going reimaging and remodeling of our Company restaurants, (3) our portfolio management strategies, including the refranchising of half of our Company restaurant portfolio over the next three to five years, and (4) other operating initiatives designed to enhance overall efficiencies and profitability, could take several years to yield any direct monetary benefits to us and our stockholders and may depress the market price of our common stock in the interim. Furthermore there are significant internal and external risks that could result in us not recognizing all of the anticipated benefits of these initiatives. In addition, our refranchising strategy, although designed to position the Company for stronger net restaurant growth and reduce the Company’s future required capital expenditure obligations, could exacerbate the operational risks associated with our highly franchised business model.

In late 2009 and early 2010, Alexandre Behring, Managing Partner at 3G Capital, the investment advisor of 3G, taking action on behalf of 3G, Parent and Purchaser, other representatives of 3G Capital and certain representatives of Lazard Freres & Co. LLC (“Lazard”), financial advisor to 3G Capital, contacted representatives of the Sponsors on an unsolicited basis to express 3G Capital’s preliminary interest in exploring a potential transaction involving the Company. The representatives of the Sponsors informed the representatives of 3G Capital and Lazard that any inquiries regarding the Company should be raised directly with Mr. John Chidsey, the Chief Executive Officer and Executive Chairman of the Company.

In early March 2010, Mr. Behring contacted Mr. Chidsey to express 3G Capital’s preliminary interest in exploring a potential acquisition of the Company. During this discussion, Mr. Behring suggested that the consideration payable in such transaction would be entirely paid in cash, but Mr. Behring did not propose a purchase price for the acquisition of the Company. Mr. Chidsey informed Mr. Behring that the Company was not for sale, but that the Company and the Company Board would consider any proposal that would enhance stockholder value. Mr. Chidsey informed Mr. Behring that, if 3G Capital was serious about exploring a potential acquisition of the Company, then 3G Capital should deliver a written acquisition proposal to the Company based on publicly available information, which Mr. Chidsey would then discuss with the Company Board.

On March 29, 2010, the Company received a letter from 3G Capital and a third party private equity firm with whom 3G Capital was discussing the transaction containing a non-binding indication of interest to acquire all of the outstanding shares of Company Common Stock for $24.00 in cash per share (the “March 29th Proposal”).

Following receipt of the March 29th Proposal, Mr. Chidsey contacted Mr. Behring to confirm that he had received the proposal and would discuss it with the Company Board at a special meeting to be held on April 6, 2010.

On April 6, 2010, the Company Board held a special meeting, at which certain members of the Company’s senior management were present. At the meeting, the terms and conditions of the March 29th Proposal were discussed and it was noted, among other matters, that the March 29th Proposal:

•	set forth a price of $24.00 in cash per share as compared to the market price of approximately $21 to $22 per share over the prior two weeks;

•	was non-binding in nature and could be withdrawn or modified by 3G Capital at any time;

•	was based solely on publicly available information and was subject to due diligence that 3G Capital described as confirmatory in nature;

•	had been reviewed and approved by the investment committee of 3G Capital;

•	was subject to financing but included non-binding “highly confident” letters from Barclays Capital PLC and another international lending institution to provide the necessary debt financing for the potential transaction; and

•	indicated that 3G Capital had reviewed all of the publicly available information and was prepared to enter into a confidentiality agreement in order to gain access to non-public information and personnel to further refine its proposal.

The Company Board and management also discussed the Company’s prospects as a stand-alone company, including the Company’s strategic plan, the historical operating and financial results and the short-term and long-term outlook for the Company, as well as macroeconomic factors. With a view towards maximizing stockholder value, the Company Board and management then discussed whether, if the Company Board were to decide to explore a possible sale of the Company, any third parties other than 3G Capital, including any potential strategic buyers, should be contacted regarding their potential interest in the Company. The Company Board noted that the most likely strategic acquirer had not shown an interest in pursuing a business combination with the Company.

In addition, the Company Board discussed the advisability of hiring an investment bank as its financial advisor to conduct an independent assessment and valuation of the Company. The Company Board authorized the Company’s senior management team to retain a financial advisor to perform such valuation and otherwise assist the Company in its evaluation of strategic alternatives. At this meeting, the Company Board unanimously approved the appointment of Ronald Dykes as the independent lead director of the Board. After further discussion of the March 29th Proposal, the Company Board decided to not pursue a potential sale to 3G Capital at that time. The Company Board requested that Mr. Chidsey communicate the Company Board’s position to 3G Capital. Following the meeting, Mr. Chidsey contacted a representative of Lazard to convey the Company Board’s position that the offer price contained in the March 29th Proposal was not sufficient to warrant further discussions at this time unless 3G Capital was willing to increase its offer price.

On or about April 12, 2010, representatives of Lazard contacted Mr. Chidsey and indicated that 3G Capital might be willing to increase the price of its offer above $24.00 per share but would need to meet with the Company’s management to further understand the Company’s business and its short-term and long-term prospects. No alternative prices were discussed in these conversations. Based on these discussions, Mr. Chidsey said he was willing to meet with representatives of 3G Capital to discuss additional information about the Company that might be helpful to 3G Capital’s analysis if 3G Capital entered into an acceptable confidentiality agreement.

On April 14, 2010, the Company distributed to 3G Capital a draft of the Non-Disclosure Agreement. The Company, 3G Capital, Holland & Knight, LLP (“Holland & Knight”), outside corporate counsel to the Company, and Kirkland & Ellis LLP (“Kirkland”), outside counsel to 3G Capital, negotiated the terms of the Non-Disclosure Agreement over the next several weeks. On April 26, 2010, the Company and 3G Capital executed the Non-Disclosure Agreement. The Non-Disclosure Agreement contained customary provisions, including standstill and non-solicitation of employees provisions. The other private equity firm that had initially participated in the March 29th Proposal did not execute a Non-Disclosure Agreement and the Company had no further contact with such firm.

In addition, beginning on April 14, 2010, the Company began discussions with representatives of Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and Goldman, Sachs & Co. (“Goldman Sachs”) regarding their potential role as financial advisors to the Company. During the next few weeks, representatives of the Company held discussions with each of Morgan Stanley and Goldman Sachs regarding preparing a financial analysis of the Company. On April 21, 2010, the Company entered into a Non-Disclosure Agreement with Morgan Stanley in connection with Morgan Stanley’s engagement to conduct a valuation of the Company.

On April 27, 2010, Mr. Chidsey and Mr. Wells, the Chief Financial Officer of the Company, met with representatives of 3G Capital at the Miami offices of Holland & Knight. At such meeting, Mr. Chidsey and Mr. Wells provided information regarding the Company’s business and prospects that had recently been presented to investors and analysts and that were publicly available. At the conclusion of the meeting, representatives of 3G Capital requested certain additional due diligence information from the Company. In addition, representatives of 3G Capital indicated that it would deliver an updated proposal to the Company within a few weeks after receiving the requested additional information. Following the April 27, 2010 discussion, Mr. Wells provided representatives of 3G Capital with the information requested by 3G Capital.

On May 11, 2010, the Company received a revised proposal from 3G Capital to acquire all of the outstanding shares of Company Common Stock for $25.00 per share in cash (the “May 11th Proposal”) subject to results of its due diligence investigation. The May 11th Proposal indicated that the $25.00 per share offer price represented a value of the Company equal to 9.4x its trailing twelve month EBITDA as of March 31, 2010. In the May 11th Proposal, 3G Capital stated its commitment to contribute all of the equity capital required to finance the transaction and indicated that JP Morgan and Barclays Capital had committed to provide all of the debt financing required to consummate the transaction. 3G Capital also indicated that it was working on firm commitment papers with those lenders. In the May 11th Proposal, 3G Capital requested further meetings with the Company to complete its due diligence review as soon as possible and indicated that it would be able to finalize its confirmatory due diligence and financing commitments within two to three weeks. Finally, 3G Capital indicated in the May 11th Proposal that it expected to enter into exclusive negotiations with the Company for a period of 30 days following the start of its due diligence. The Company did not agree to any exclusivity arrangement with 3G Capital and the discussions and negotiations continued on a non-exclusive basis throughout the period until the signing of the merger agreement. On May 12, 2010, representatives of Morgan Stanley contacted representatives of Lazard by telephone to convey that the Company Board would review the May 11th Proposal in detail at its regularly scheduled Company Board meeting on June 3, 2010.

From mid-April 2010 until early June 2010, Mr. Chidsey and Mr. Wells had several in-person and telephonic meetings with representatives of Morgan Stanley in connection with Morgan Stanley’s preparation of preliminary financial analyses relating to the Company. The Company also interviewed several national law firms specializing in public company mergers and acquisitions to provide additional assistance to the Company Board and the Company in connection with its evaluation of 3G Capital’s interest in a potential transaction with the Company.

On May 20, 2010, the Company Board held a special meeting, at which certain members of the Company’s senior management were present. During the meeting, Mr. Chidsey updated the Company Board on the status of the Company’s activities in response to the acquisition proposal received from 3G Capital and reviewed the terms and conditions of the May 11th Proposal. Mr. Chidsey informed the Company Board that (i) representatives of Morgan Stanley would attend the regularly scheduled Company Board meeting on June 3, 2010 to review their preliminary financial analyses relating to of the Company in detail and (ii) representatives of an outside special legal counsel (“Outside Special Counsel”) would attend the June 3rd Company Board meeting to discuss the fiduciary duties of the directors in general and specifically in connection with their consideration of 3G Capital’s interest in a potential transaction. The Company Board determined to defer further consideration of the May 11th Proposal until it had received the preliminary financial analyses from Morgan Stanley and further discussed with management and the Company’s advisors potential responses to the May 11th Proposal. The Company Board instructed representatives of Morgan Stanley to advise 3G Capital that the Company would respond to the May 11th Proposal following the Company Board meeting on June 3, 2010.

On June 3, 2010, the Company Board held a regularly scheduled meeting, at which certain members of the Company’s senior management were present and, for portions of the meeting, representatives of Morgan Stanley and Outside Special Counsel were present. During this meeting, the Company’s management provided the Company Board with a forecast of the fourth quarter 2010 financial results and the proposed annual operating plan for fiscal year 2011. During the review of the fourth quarter forecasted financial results and the forecasted fiscal 2010 results generally, the Company’s management indicated that the Company’s results were adversely impacted by a generally weak consumer environment, including continued high unemployment, and commodity price increases, which have contributed to an erosion of margins as well as uncertainties created by fluctuations in currency exchange rates. Mr. Chidsey then reviewed the proposed annual operating plan for fiscal year 2011. See “Item 8. Additional Information — Certain Company Projections.” Mr. Chidsey also reviewed the macroeconomic and business challenges facing the Company, including global economic uncertainty, high unemployment, potential as well as current commodity price increases, unpredictable currency exchange rates, competitive pressures and the negative impact of refranchisings on sales and EBITDA. Mr. Chidsey then reviewed the proposed capital expenditure plan for fiscal year 2011, including the Company’s re-imaging program and new restaurant development. Mr. Wells then discussed the need to refinance the Company’s existing credit facility before the end of September 2010 since the term loan under that facility would become a current liability in the fourth quarter of calendar 2010 and the revolver was scheduled to mature in June 2011.

Mr. Chidsey and Mr. Wells then reviewed with the Company Board the Company’s five year plan, including key strategic imperatives, the key assumptions underlying the plan and various growth scenarios. Representatives of Outside Special Counsel reviewed the legal duties of the directors generally and specifically in connection with a proposed acquisition transaction. Representatives of Morgan Stanley presented and reviewed with the Company Board their preliminary financial analyses of the Company. Representatives of Morgan Stanley discussed with the Company Board the terms of the May 11th Proposal and other potential strategic alternatives. Representatives of Morgan Stanley also reviewed certain background information relating to 3G Capital, including its involvement in other transactions. The Board, along with representatives of Morgan Stanley, Outside Special Counsel and members of senior management, discussed the terms of the May 11th Proposal in light of the preliminary valuation analyses of the Company performed by Morgan Stanley and the state of the financing markets. At the conclusion of these discussions, the Company Board instructed representatives of Morgan Stanley to inform Lazard that if 3G Capital would confirm the $25.00 per share price in its May 11th Proposal, then the Company Board would permit the Company’s management to meet with 3G Capital and its representatives and provide additional due diligence materials to allow 3G Capital to further improve its proposal, including to potentially decrease uncertainty in its offer and potentially improve its offer price.

Following the Company Board meeting on June 3, 2010, a representative of Morgan Stanley contacted a representative of Lazard to inform Lazard that the Company Board authorized the Company to have a due diligence meeting with 3G Capital and its debt financing sources if 3G Capital confirmed that there had been no change to the $25.00 per share price contained in the May 11th Proposal and a representative of Lazard stated that 3G had not changed its price from the May 11th Proposal.

On June 14, 2010, Mr. Chidsey, Mr. Wells and Anne Chwat, General Counsel of the Company, met with representatives of 3G Capital, its debt financing sources and another private equity firm considering participating in the transaction. The Company’s and 3G Capital’s financial and legal advisors also attended the meeting. During this meeting, Mr. Chidsey and Mr. Wells gave a detailed presentation regarding the Company’s business and prospects for the remaining portion of fiscal year 2010 as well as the budget for fiscal year 2011 and the issues and opportunities for fiscal year 2012 and beyond.

On June 16, 2010, representatives of Lazard contacted representatives of Morgan Stanley to express 3G Capital’s continued interest in pursuing a transaction and indicated that 3G Capital would respond to the Company no later than July 1, 2010 with a proposal that included fully committed financing.

During the last two weeks of June 2010, representatives of Outside Special Counsel and Holland & Knight had a few discussions with representatives of Kirkland to confirm that the new proposal to be delivered by 3G Capital would also address other significant deal provisions and conditions.

On June 25, 2010, representatives of Lazard contacted representatives of Morgan Stanley to provide an update on 3G Capital’s discussions with the lenders that would be providing the debt financing for the proposed transaction. The representatives of Lazard indicated that the lenders remained willing to fully commit the debt financing, but that the credit markets had tightened and worsened significantly since the May 11th Proposal and such adjustment in market conditions had resulted in reduced availability of leverage and significantly higher financing costs. The representatives of Lazard indicated that due to the less favorable market conditions and certain financial information provided by the Company during the June 14, 2010 meeting, 3G Capital expected to propose an offer price to acquire the Company that was lower than the price in the May 11th Proposal.

On June 29, 2010, the Company received a proposal from 3G Capital to acquire all of the outstanding shares of Company Common Stock for $23.00 in cash per share (the “June 29th Proposal”). The key elements of the June 29th Proposal included, among other things:

•	draft commitment letters from debt financing sources (JP Morgan and Barclays Capital) for the entire debt financing that would be necessary to consummate the transaction;

•	a draft equity commitment letter from 3G Capital to fund the entire equity capital of the Purchaser (approximately $1.5 billion) needed to consummate the transaction;

•	an indication that 3G Capital had completed substantially all of its work and that it needed two additional weeks to complete confirmatory due diligence and negotiate a definitive merger agreement;

•	a summary of certain key provisions of the merger agreement pursuant to which 3G Capital would be willing to enter into the transaction, including a one-step merger structure, a 30-day “go-shop” period during which the Company would be permitted to solicit alternative transaction proposals and if a superior offer were made and accepted during this period, the Company would only be obligated to pay a reduced termination fee to 3G Capital of $75 million (compared to $100 million after the “go shop” period), and a reverse termination fee of $150 million;

•	an expectation that, at the time the Company Board considered to be most appropriate, certain members of senior management (including Mr. Chidsey and Mr. Wells) would agree to continue their association with the Company during a post-closing transition period, although management retention would not be a condition to closing the transaction and none of the members of senior management would be rolling-over any of their equity interests in the transaction; and

•	a statement that the proposal was a non-binding indication of interest and the offer remained subject to negotiation and execution of definitive agreements and the satisfactory completion of confirmatory due diligence.

In addition, the June 29th Proposal included a request that the Company grant 3G Capital a 30-day period of exclusivity. The Company did not grant 3G Capital’s request for exclusivity and the parties continued discussions on a non-exclusive basis.

On June 30, 2010, representatives of Outside Special Counsel and representatives of Kirkland held a teleconference to discuss the proposed terms of the merger agreement included with the June 29th Proposal letter.

On July 1, 2010, the Company Board held a special meeting, at which certain members of the Company’s senior management were present and, for portions of the meeting, representatives of Morgan Stanley, Holland & Knight and Outside Special Counsel were present. Representatives of Morgan Stanley and Outside Special Counsel presented the Company Board with a detailed summary of the June 29th Proposal. Representatives of Morgan Stanley then reviewed with the Company Board the Company’s recent share price performance relative to other participants and competitors in its industry over a range of historical short-term and long-term periods, as well as a description of the current debt financing market conditions and changes in the market since the May 11th Proposal and the Company Board meeting on June 3, 2010. The Company Board, in consultation with representatives of Morgan Stanley, noted that although the leveraged loan markets had weakened considerably during these periods, the market had recently showed some improvement. Finally, representatives of Morgan Stanley presented their preliminary valuation analyses of the Company. At the conclusion of the meeting and following an extensive discussion of the June 29th Proposal, the Company Board determined that pursuing a potential acquisition by 3G Capital on the terms of the June 29th Proposal was not in the best interest of the Company and its stockholders at that time. The Company Board instructed representatives of Morgan Stanley to inform Lazard that the Company Board was not willing to pursue a transaction on the basis of the June 29th Proposal at that time. Following the meeting, representatives of Morgan Stanley contacted a representative of Lazard to convey the Company Board’s position.

On July 26, 2010, the Company Board held a special meeting, at which certain members of the Company’s senior management, and representatives of Morgan Stanley, Holland & Knight and Outside Special Counsel were present. Mr. Chidsey provided the Company Board with an update of the Company’s financial results and forecast since the July 1, 2010 Company Board meeting. Representatives of Morgan Stanley informed the Company Board of the discussions between Morgan Stanley and Lazard on July 1, 2010 following the Company Board meeting. Representatives of Morgan Stanley further indicated that neither Lazard nor 3G Capital had contacted the Company or Morgan Stanley since the July 1, 2010 call between representatives of Morgan Stanley and Lazard. The Company Board and its advisors discussed the June 29th Proposal, the Company’s stand-alone prospects and whether any further action should be taken with respect to the June 29th Proposal. After discussion, the Company Board determined not to initiate any further discussions with 3G Capital at that time.

On July 27, 2010, Mr. Behring contacted a member of the Company Board to discuss 3G Capital’s interest in the transaction and the amount of work that had been done to support the June 29th Proposal. The director suggested that it might be productive for 3G Capital to discuss these topics directly with Mr. Chidsey. Thereafter, a representative of Lazard contacted a representative of Morgan Stanley to schedule a meeting among them, Mr. Behring and Mr. Chidsey to take place within a few days.

On July 29, 2010, Mr. Chidsey and a representative of Morgan Stanley met with Mr. Behring and a representative of Lazard. At the meeting, Mr. Behring indicated that 3G Capital wished to continue discussions with the Company in a collaborative process regarding the appropriate price at which a transaction may be completed. Mr. Chidsey and the representative of Morgan Stanley indicated at the meeting that they could not commit to any additional discussions without further guidance from the Board.

On July 30, 2010, a representative of Morgan Stanley informed a representative of Lazard that the Company Board planned to meet the following week to discuss the July 29, 2010 meeting.

On August 3, 2010, the Company Board held a special meeting, at which certain members of the Company’s senior management and representatives of Morgan Stanley, Holland & Knight and Outside Special Counsel were present. Mr. Chidsey and representatives of Morgan Stanley updated the Company Board on the discussions that had occurred with 3G Capital and Lazard since July 26, 2010, including the discussion during the in-person meeting on July 29, 2010. Representatives of Morgan Stanley and Outside Special Counsel reminded the Company Board that the non-price terms of the June 29th Proposal had not yet been discussed between the parties. Following discussion, the Company Board determined that its legal advisors should engage in discussions and negotiations with Kirkland regarding the non-price terms of the potential transaction, particularly to decrease the conditionality of the proposed terms. At the conclusion of the meeting, the Company Board instructed representatives of Morgan Stanley to inform representatives of Lazard that the Company would provide 3G Capital with updated due diligence materials and organize a meeting between Outside Special Counsel and Kirkland to negotiate certain material non-price terms and conditions of the June 29th Proposal. Following the meeting, representatives of Morgan Stanley contacted a representative of Lazard to convey the Company Board’s position.

Later in the day on August 3, 2010, Outside Special Counsel distributed to Kirkland a revised version of the summary terms of the merger agreement that was included in the June 29th Proposal. The revised terms deleted all conditions to the consummation of the transaction related to 3G Capital’s debt financing and required that 3G Capital enter into definitive financing for the transaction prior to signing the merger agreement. In addition, the revised terms proposed that 3G Capital would complete the transaction through a tender offer directly to the Company’s stockholders and a back-end merger, which representatives of Outside Special Counsel explained would be favorable to the Company because it could be completed more quickly and therefore with greater certainty of closing. In addition, the revised terms proposed expansions to the “go shop” rights of the Company to solicit superior proposals, including a lower termination fee and more limited matching and information rights.

Between August 3, 2010 and August 16, 2010, representatives of Outside Special Counsel, Holland & Knight and Kirkland held meetings and discussions regarding the summary terms of a merger agreement. During this period, the parties also discussed the terms under which 3G Capital would intend for certain members of the management of the Company to continue to be employed following the closing of the transaction and other management transition and retention matters.

In addition, during early August, 3G Capital and its representatives were provided with information in response to due diligence requests. Commencing on August 10, 2010, 3G Capital and its representatives were advised that an online data room that contained various legal and financial due diligence materials was available for representatives of 3G Capital and its advisors to access. Throughout the process leading to the execution of the merger agreement the data room was updated with new information, including specific information requested by 3G Capital and its advisors.

Between August 3, 2010 and August 13, 2010, representatives of Morgan Stanley and Lazard had a number of conversations to discuss the process that would be followed in the next few weeks to allow 3G Capital to make a definitive offer. Representatives of Lazard and Morgan Stanley discussed the mutual desire to finalize the due diligence and work through any other key issues in the proposed transaction through a negotiation of the merger agreement terms.

On August 12, 2010, representatives of Morgan Stanley, Outside Special Counsel and Holland & Knight, on behalf of the Company, and representatives of Lazard and Kirkland, on behalf of 3G Capital, held a call to review the status of the discussions and open issues in advance of a meeting of the Company Board. Later that day, a subset of this group met to recap their mutual understanding on the remaining open items regarding the proposed terms of the merger agreement based on the discussions that had taken place over the course of the prior days of negotiations. In particular, the parties agreed that the merger agreement would initially contemplate a tender offer followed by a back-end merger with a minimum tender condition of approximately 78-80%, but that the merger agreement would provide that the Company would simultaneously proceed with filing a proxy statement for a single-step merger to prevent delay to the transaction if a majority but less than a supermajority of the Company’s stockholders tendered their shares in the tender offer.

On August 13, 2010, the Company Board held a special meeting, at which certain members of the Company’s senior management and representatives of Morgan Stanley, Holland & Knight and Outside Special Counsel were present. Mr. Chidsey updated the Company Board on the Company’s fourth quarter and full year 2010 results as well as results for July 2010 and indicated that he would be presenting an updated forecast for the full year and the five-year plan at the upcoming Company Board meeting on August 19, 2010. Representatives of Morgan Stanley updated the Company Board on their discussions with representatives of Lazard since August 3, 2010 regarding the proposed process and timeline to get to a definitive agreement for a proposed transaction. In that regard, it was noted that progress on the deal had been made (other than on the price of the transaction, on which the parties had agreed to delay further negotiation). Following discussion, the Company Board determined that Company management and its advisors should continue to furnish due diligence materials to 3G Capital and its advisors and deliver a draft merger agreement to 3G Capital and Kirkland. Representatives of Morgan Stanley informed the Company Board that Mr. Behring had requested a meeting with Mr. Chidsey to review the transition and retention issues with respect to members of the Company’s management team. Following a discussion, the Company Board determined that Mr. Chidsey should meet with Mr. Behring to discuss the management retention and transition issues, but that Mr. Chidsey should not discuss any of the terms of his own retention arrangements until later in the process.

On August 16, 2010, Mr. Chidsey met with Mr. Behring at 3G Capital’s offices to discuss the Company’s senior management organizational structure and management retention and transition issues generally, although no specific individual arrangements were discussed at this meeting.

Also on August 16, 2010, Outside Special Counsel distributed to Kirkland an initial draft of the merger agreement that reflected the most recent discussions between the parties, as well as the Company’s proposal to resolve certain of the remaining open issues.

On August 18, 2010, the Compensation Committee of the Company Board met to discuss proposed changes to the severance arrangements for Mr. Chidsey, members of the Global Executive Team, other Senior Vice Presidents and Vice Presidents. The Compensation Committee received advice from Mercer, its compensation consultant, and CAP Partners, the Company’s compensation consultant, that the level of severance in connection with a change in control of the Company provided at the time of the Company’s initial public offering was currently below market as compared to industry peers. The Compensation Committee then discussed the potential changes that should be made to such provisions in order to bring them more in line with industry peers, including for Mr. Chidsey adding a pro-rata bonus in addition to his current severance benefit and increasing the benefits for other members of the Global Executive Team, other Senior Vice Presidents and Vice Presidents (collectively, the “Company Officers”). In addition, the Compensation Committee discussed the Company’s regular, annual grant of long-term incentive compensation to employees and officers of the Company under the Company’s Equity Incentive Plan, including the fact that such grant was a standard component of compensation for certain Company employees and officers as well as the pros and cons of making such grant in light of a possible transaction with 3G Capital. Following such discussion, the Compensation Committee approved such grant of long-term incentive compensation under the Company’s Equity Incentive Plan, such grant to be made and priced as of August 25, 2010, generally, in the form of 50% stock options and 50% restricted stock awards.

On August 19, 2010, the Company Board held a regular meeting, at which certain members of the Company’s senior management were present and, for portions of the meeting, representatives of Morgan Stanley, Holland & Knight and Outside Special Counsel were present. Mr. Chidsey updated the Company Board on the Company’s results for the 2010 fiscal year. Mr. Chidsey then provided an update on the proposed transaction with 3G Capital and indicated that the Company was still awaiting an updated proposal, with a revised offer price, from 3G Capital. The Company’s senior management team then reviewed with the Company Board the refinancing options that existed with respect to the Company’s term loan facility, including the amendment and extension of the Company’s existing credit facility, and reported to the Company Board that the Company would need to capitalize on any favorable conditions in the debt markets to effect the refinancing if a transaction could not be finalized with 3G Capital. Representatives of Outside Special Counsel then gave a presentation regarding the Board’s fiduciary duties, the current transaction terms proposed by 3G Capital and compensation and equity-related matters. The Company Board also discussed the terms of the draft merger agreement, including the “go-shop” provision which allows for a formal marketing process after the signing of a definitive merger agreement to explore whether any third parties would be interested in acquiring the Company on more favorable terms. The Company Board also reviewed the current transaction terms and conditions proposed by 3G Capital, including a two-step tender offer structure with a fall back one-step merger, the status of the debt financing, the proposed termination fees (including the amounts and circumstances in which such fees would be payable), the reverse termination fees payable by 3G Capital and other matters. The Company Board then discussed the principal outstanding open issues between the parties, the Company’s position with respect to these matters and the potential risks to the Company. Representatives of the Sponsors indicated that they would be prepared to enter into tender agreements, with customary fiduciary out provisions, to support a transaction with 3G Capital that was approved by the Company Board. The Company Board then reviewed the change in control severance enhancements for the officers of the Company that were discussed with the Compensation Committee on August 18, 2010 at a meeting of the Compensation Committee. See the paragraph immediately above. After carefully considering the implications of the equity grant in light of the potential, but not definite, transaction with 3G Capital and the impact of deviating from the Company’s standard practice with respect to such grants, the Company Board ratified the fiscal year 2011 annual equity grant previously approved by the Compensation Committee. In addition, the

Company Board approved management moving forward with the refinancing in the event the transaction with 3G Capital did not occur, in order to take advantage of a window of opportunity in the credit markets.

Also at the August 19, 2010 meeting, representatives of Morgan Stanley summarized for the Company Board the recent developments with respect to the 3G Capital proposal, including the expectation that 3G Capital seek to put in place fully negotiated financing agreements before signing. Representatives of Morgan Stanley discussed the recent share price performance of the Company and its peers and again reviewed Morgan Stanley’s preliminary financial analyses.

In order to efficiently manage the process of reviewing the new proposal that was expected from 3G Capital and any alternatives thereto, the Company Board authorized the Executive Committee of the Company Board to provide advice and guidance to the Company’s management and advisors in reviewing the basic financial terms of any proposal received by 3G Capital but that no definitive steps relating to such proposal would be determined without the final approval of the entire Company Board. The Executive Committee of the Company Board is comprised of Richard Boyce, John W. Chidsey, Ronald M. Dykes, Sanjeev K. Mehra and Stephen G. Pagliuca.

Following the presentation from Morgan Stanley, the representatives of Morgan Stanley, Outside Special Counsel and Holland & Knight were excused from the meeting, and the Company Board discussed the fee proposals submitted by Morgan Stanley relating to its role as financial advisor in connection with a potential acquisition transaction and the potential role of Goldman Sachs as the Company’s co-financial advisor with Morgan Stanley. Mr. Mehra was then excused from the meeting. Representatives of Outside Special Counsel were invited back into the meeting, and together with the Company Board, reviewed the history of the Goldman Sachs Funds’ ownership interest in the Company, its board rights under the existing Shareholders’ Agreement, any potential (or perceived) conflict of interest in Goldman Sachs acting as the Company’s co-financial advisor on the transaction, the depth of knowledge that Goldman Sachs had of the Company and the industry including through its role as an underwriter in various equity offerings and noted the benefit of receiving a second financial analysis of the transaction and opinion as to the fairness of the price that would be offered in the transaction. The Company Board noted that the financial advisor fees would be split between Morgan Stanley and Goldman Sachs. The Company Board also noted that the advice, analysis and fairness opinion provided by Goldman Sachs would be independent of any analysis prepared by Morgan Stanley and that Goldman Sachs’ financial advisory team would be separate from the persons affiliated with the Goldman Sachs Funds. Following such discussion, the Outside Special Counsel representatives were excused from the meeting and the Company Board (excluding Mr. Mehra) approved the engagement of Goldman Sachs as co-financial advisor in connection with the proposed transaction and the advisory fee to be paid to both Morgan Stanley and Goldman Sachs. The Company Board also discussed formally retaining legal counsel to provide advice and assistance in connection with the proposed transaction and instructed Ms. Chwat to retain such legal counsel to represent the Company.

Finally, Mr. Wells provided the Company Board with a summary of the financial results for fiscal year 2010 and the fiscal year 2011 plan, including the strategic initiatives regarding refranchising of Company restaurants. Mr. Wells reviewed the assumptions in the forecasted plan, including comparable sales and traffic, commodity prices and currency impact. Mr. Wells advised the Company Board that, because the Company’s 2011 plan and five-year plans contained many risks and uncertainties, including macroeconomic factors outside of the Company’s control such as those regarding currency, commodities, unemployment rates, and general economic conditions, it was very difficult to forecast the Company’s potential results. See “Item 8. Additional Information - Certain Company Projections” below.

Later in the day on August 19, 2010, representatives of Morgan Stanley and Lazard had a detailed conversation regarding the status of the potential transaction, the issues discussed at the Company Board meeting earlier that day, and the process to move forward. Representatives of Morgan Stanley indicated during this discussion that the Company Board was reviewing the refinancing alternatives relating to the Company’s existing credit facility and that the Company needed to know whether or not there would be a mutually agreeable transaction by August 30, 2010. Representatives of Lazard indicated that 3G Capital hoped to conclude the discussions by August 30, 2010 and that it was in discussions with its banks to provide detailed debt commitment letters. They further discussed the status and remaining items needed to complete the legal and financial due diligence.

On August 20, 2010, Ms. Chwat contacted Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”) to engage the firm as legal counsel to provide advice and assistance in connection with the proposed transaction with 3G Capital. Thereafter, Skadden Arps served as special transaction counsel to the Company. From August 22, 2010 through August 25, 2010, representatives of Skadden Arps discussed certain outstanding open issues in the merger agreement with representatives of Kirkland, including transaction structure, certainty of financing, conditions to the closing, cooperation by the Company with 3G Capital’s debt financing efforts, obligations of 3G Capital to use bridge financing, specific performance rights, the “go-shop” period, termination fees and management retention and transition matters.

On August 22, 2010, representatives of Kirkland and representatives of Skadden Arps held a teleconference to discuss the status of the merger agreement and management retention arrangements and the open items on each. Following the call, Kirkland delivered to Skadden Arps a proposal setting forth 3G Capital’s expectations regarding the treatment of employee equity in the merger, the treatment of existing severance arrangements for Company Officers and transition arrangements with the Transition Executives and Mr. Smith. The proposed terms included a cash out of all vested equity and a cash out and placement in trust of the proceeds with respect to all unvested equity for all employees, including management, which would then be released over the two year period following the completion of the merger. The proposal did not contemplate the issuance of any new equity for management or other employees post-closing, including pursuant to the rollover of existing Company equity awards. The proposal generally indicated 3G Capital’s acceptance of the severance terms discussed by the Compensation Committee at the August 18, 2010 meeting for members of the Global Executive Team and other Senior Vice Presidents. The proposal further contemplated transition agreements with Messrs. Chidsey, Wells and Smith and Ms. Chwat, pursuant to which the executives would perform transition services for a period of up to one year or, in the case of Mr. Chidsey, at least two years. Pursuant to the proposal, Mr. Chidsey would serve as Co-Chairman during the transition period, would no longer serve as Chief Executive Officer of the Company upon the completion of the merger, would receive current salary and bonus levels during the transition period, would agree to the placement in trust of his unvested equity proceeds and severance entitlements at closing and would receive a payment of 1.5 times Mr. Chidsey’s equity proceeds placed in trust. With respect to Messrs. Wells and Smith and Ms. Chwat, the proposal provided that the executives would receive current salary and bonus levels during the transition period and would agree to the placement in trust of the executive’s equity amounts and severance entitlements at closing. Discussions between the Company and 3G Capital and their respective legal advisors regarding treatment of employee equity and severance arrangements and the retention and transition arrangements for the Transition Executives and Mr. Smith continued until the signing of the merger agreement.

On August 25, 2010, Kirkland distributed a revised draft of the merger agreement for the proposed transaction. From August 25, 2010 through August 29, 2010, the Company’s senior management and representatives of Skadden Arps, Holland & Knight and Morgan Stanley held numerous meetings and conference calls with representatives of 3G Capital, Lazard and Kirkland to discuss the open issues in the merger agreement and the Company’s position with respect to such issues, including the obligations of the Purchaser to use the bridge financing in lieu of placing the high-yield notes, the timing of the tender offer (and extensions thereto) and the filing and mailing of the proxy statement, the conditions to the tender offer and the merger, including with respect to solvency matters and financial performance criteria of the Company, the termination fees (including the amounts and the circumstances in which such fees would become payable) and the management retention and transition matters.

On August 26, 2010, Mr. Chidsey met with Mr. Behring to discuss (i) the treatment of employee equity in the transaction, including the Company’s standard equity grant of August 25, 2010 of approximately 2.2 million shares, (ii) the senior management team and retention issues, and (iii) the transition arrangements for the Transition Executives and Mr. Smith.

On August 27, 2010, representatives of 3G Capital, Lazard, Kirkland, the Company, Morgan Stanley, Skadden Arps and Holland & Knight met by teleconference to negotiate certain key terms of the merger agreement, including the terms of the Company’s “go shop” period and the closing conditions to the Offer and the Merger. In particular, the Company objected to the presence of a closing condition providing for the Company to have a minimum EBITDA of $100 million during the first fiscal quarter of fiscal 2011.

On August 28, 2010, Skadden Arps delivered a revised proposal to Kirkland reflecting management’s position regarding management retention and transition issues. The revised proposal, among other things, provided (i) that all Company equity awards, whether or not vested, would be cashed out in the merger, except that an amount equal to sixty percent (60%) of the proceeds (representing an after-tax amount) from the Company’s August Equity Grants to the Company Officers (excluding Peter Smith), would be deposited in a trust, escrow or similar account for the benefit of such employees for subsequent release; (ii) for the payment at closing of pro rata bonuses in respect of the 2011 fiscal year to all bonus-eligible employees of the Company; (iii) for amendments to the severance provisions of Company Officers consistent with changes discussed at the August 18, 2010 compensation committee meeting; (iv) transition bonuses for the Transition Executives; and (v) for transition services to be performed by Messrs. Chidsey and Wells and Ms. Chwat for six months following completion of the Merger, including a part-time consulting arrangement for Mr. Chidsey for an additional six-month period.

On August 29, 2010, Skadden Arps distributed a revised draft of the Merger Agreement relating to the proposed transaction and a draft of the Stockholder Tender Agreements, whereby the Sponsors would, subject to customary exceptions, agree to tender their shares of Company Common Stock into the proposed tender offer. From this time until early in the morning on September 2, 2010, representatives of the Company and 3G Capital and their respective legal and financial advisors engaged in extensive discussions and negotiations regarding the terms of the Merger Agreement, the debt and equity commitment letters and the management retention and transition matters. In particular, the parties discussed the timing of the tender offer and mailing of the proxy statement, the terms of the “go shop” period during which the Company could solicit interest in alternative transactions, the obligation of the Company to cooperate in the financing efforts of Parent and the closing conditions. During these negotiations, 3G Capital agreed to permit a 40 day “go shop” period, lower the termination fee payable in connection with the termination of the merger agreement to accept a superior proposal of $50 million, and agreed to increase the termination fee payable by 3G Capital in connection with certain events of termination of the merger agreement where 3G Capital has failed to close the Offer or the Merger to $175 million. 3G Capital also agreed to eliminate its minimum EBITDA condition if the Company would agree that 3G would not have to draw on its bridge commitment under its debt financing commitment letters to complete the Offer prior to November 18, 2010 unless it was commercially reasonable to do so.

On August 31, 2010, a representative of Lazard contacted a representative of Morgan Stanley and stated that 3G Capital proposed to acquire all of the outstanding shares of Company Common Stock at a price of $24.00 in cash per share. The representative of Lazard indicated that this was 3G Capital’s “best and final” offer.

On August 31, 2010, the Compensation Committee held a special meeting, with representatives of Skadden Arps, Mercer and CAP Partners, management’s compensation consultant, in attendance, to consider certain matters in connection with the proposed transaction. At this meeting, the Compensation Committee determined that the treatment of Company equity awards provided in the Merger Agreement was consistent with the terms of the Company’s equity incentive plans and further approved, and recommended that the Company Board approve, the cancellation of outstanding equity awards at the effective time of the Merger in exchange for the consideration to be paid to holders of such equity awards in accordance with the terms of the Merger Agreement, as well as the placement in trust of the after tax amount of the proceeds with respect to the August Equity Grants made to Vice Presidents of the Company and above. The Compensation Committee considered and approved, and recommended that the Company Board approve, the employment agreement amendments for Messrs. Chidsey, Wells and Smith and Ms. Chwat. The Compensation Committee also authorized amendments to the employment agreements for members of the Global Executive Team, other Senior Vice Presidents and Vice Presidents which modified the severance payments for such executives to be effective upon consummation of the Merger. The Compensation Committee also authorized and approved the payment, upon effectiveness of the Merger, of pro rata bonuses for the portion of the Company’s 2011 fiscal year occurring prior to such date at target level, as contemplated by the Merger Agreement. These transition and retention arrangements are described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company.”

On August 31, 2010, Kirkland distributed a revised draft of the equity commitment letter and an initial draft of the limited guaranty pursuant to which 3G would agree to guarantee the performance and discharge of the payment of the reverse termination fee when required to be paid under the merger agreement. Representatives of Skadden Arps and Kirkland subsequently discussed the issues regarding the limited guaranty and equity commitment letter, including the circumstances in which the Company would be permitted to specifically enforce, as a third party beneficiary, the obligations of 3G under the equity commitment letter.

On the evening of August 31, 2010, news articles ran reporting rumors that the Company was considering a sale of the Company.

On September 1, 2010, the Company Board held a special meeting, at which members of the Company’s senior management and representatives of Skadden Arps, Holland & Knight, Morgan Stanley and Goldman Sachs were present. Prior to this meeting, the members of the Company Board were provided with materials related to the proposed transaction. At the meeting:

•	representatives of Skadden Arps reviewed with the Company Board its fiduciary duties in considering the proposed transaction;

•	the Company Board reviewed the developments in the negotiations with 3G Capital, including the terms of the Merger Agreement and Stockholder Tender Agreements and the changes that had been effected to the Merger Agreement since the last Company Board meeting, the terms of the debt and equity financing commitment letters and the information that had been received regarding the sources of funding of 3G with respect to its obligations under the equity commitment letter and the limited guaranty;

•	the Company Board considered the positive and negative factors and risks in connection with the proposed transaction, as discussed in the section entitled “— Reasons for Recommendation” below;

•	Ms. Chwat reviewed with the Company Board the actions taken by the Compensation Committee on August 31, 2010 with respect to retention and transition matters;

•	representatives of Morgan Stanley made a financial presentation and rendered to the Company Board its oral opinion, subsequently confirmed in writing, that as of September 1, 2010, and based upon and subject to the limitations, qualifications and assumptions set forth in the written opinion, the $24.00 per share to be received by holders of shares of Company Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders as discussed in “ — Opinion of the Company’s Financial Advisors — Morgan Stanley.” Such opinion is attached hereto as Annex I. Representatives of Morgan Stanley discussed with the Company Board the possibility of another private equity buyer or strategic buyer making an offer for the Company; and

•	representatives of Goldman Sachs made a financial presentation and rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion, dated September 2, 2010, to the effect that, as of that date, and based upon and subject to the factors, assumptions and limitations described in the opinion, the $24.00 per share of Company Common Stock in cash to be paid to the holders (other than Parent and its affiliates) of shares of Company Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders as discussed in the section entitled “— Opinion of the Company’s Financial Advisors — Goldman Sachs.” Such opinion is attached hereto as Annex II.

Following an extensive discussion, the Company Board instructed the Company and its advisors to continue to pursue their due diligence with respect to the source of the funds for 3G to ensure that the 3G fund could perform the 3G fund’s obligations under the equity commitment letter and the limited guaranty, including satisfying its obligations to pay the reverse termination fee. The Company Board determined to adjourn the meeting until later in the evening on September 1, 2010 to allow for the due diligence and discussions on this issue to progress. Following the adjournment of the meeting, the Company and its advisors contacted 3G Capital and its advisors to discuss the source of the funds for 3G and to explore potential methods to provide reasonable assurances that 3G would have the funds to satisfy its obligations under the equity commitment letter and the limited guaranty. Skadden Arps and Kirkland then discussed certain modifications to the equity commitment letter and limited guaranty to include provisions that would provide assurances on these matters.

Later in the evening of September 1, 2010, the Company Board reconvened the special meeting, at which members of the Company’s senior management and representatives of Skadden Arps, Morgan Stanley, Goldman Sachs and Holland & Knight were present. The Company Board reviewed discussions with 3G Capital and its advisors regarding the source of funds of 3G. The Company Board also discussed the assurances that 3G had agreed to provide to the Company. Following a detailed discussion of these matters and following careful consideration of the proposed Merger Agreement and the Offer and the Merger, the Company Board unanimously (1) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and (2) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Offer and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the stockholders of the Company. The Company Board unanimously resolved to recommend that the Company’s stockholders accept the Offer and tender their shares into the Offer and, if necessary, vote their shares in favor of adoption of the Merger Agreement to approve the Merger. The Company Board authorized the appropriate officers of the Company to finalize and execute the Merger Agreement and related documentation. The Company Board also ratified the actions taken by the Compensation Committee on August 31, 2010.

During the course of the late evening of September 1, 2010 and early morning of September 2, 2010, representatives of Kirkland, Skadden Arps, Holland & Knight and the Company finalized the merger agreement and the other definitive transaction agreements.

On September 2, 2010, the parties executed the Merger Agreement and the appropriate parties executed and delivered the equity commitment letter, the debt commitment letter and the stockholder tender agreements and ancillary documents on September 2, 2010. On September 2, 2010, before the opening of trading on the NYSE, the Company and 3G Capital issued a joint press release announcing the execution of the Merger Agreement.

Beginning on September 3, 2010, the day following the execution of the Merger Agreement, at the direction of the Company Board and under the supervision of the Company’s executive officers, representatives of Morgan Stanley began the process of contacting parties to determine whether they might be interested in pursuing a transaction that would be superior to the proposed transaction with 3G Capital. Representatives of Morgan Stanley and, in one case, together with representatives of Goldman Sachs, contacted 21 parties, consisting of one potential strategic buyer and 20 potential financial sponsor buyers.

As of September 15, 2010, none of the parties contacted during the go-shop process, on behalf of the Company and at the direction of the Company Board, had submitted an acquisition proposal for the Company. The process for the solicitation of other third party interest is ongoing, although there can be no assurance that such efforts will result in an alternative transaction being proposed or in a definitive agreement for such a transaction being entered into. The Company does not intend to announce further developments with respect to the solicitation process until the Company Board has made a decision regarding an alternative proposal, if any.

Reasons for Recommendation

In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Company Board consulted with the Company’s senior management, outside legal counsel and independent financial advisors. In recommending that the Company’s stockholders accept the

Offer, tender their shares of Company Common Stock to the Purchaser pursuant to the Offer and, if required by applicable law, vote their shares of Company Common Stock in favor of adoption of the Merger Agreement, the Company Board also considered a number of factors, including the following:

Financial Terms; Fairness Opinions; Certainty of Value

•	Historical market prices, volatility and trading information with respect to the Company Common Stock, including that the Offer Price of $24.00 per share in cash:

•	Represented a premium of 43.1% over the closing price of the Company Common Stock on August 30, 2010.

•	Represented a premium of 41.6%, 36.7% and 27.0% over the one, three and six month, respectively, volume-weighted average closing prices of the Company Common Stock prior to August 30, 2010.

•	Exceeded, by 8.8%, the 52-week high prior to August 30, 2010.

•	Opinions of the Company’s financial advisors and support of the transactions:

•	Morgan Stanley and Goldman Sachs presented certain financial analyses and delivered their opinions that as of the date of their respective opinions and subject to various limitations, qualifications and assumptions set forth therein, the Offer Price was fair, from a financial point of view, to the Company’s stockholders, other than with respect to Goldman Sachs’ opinion, Parent and its affiliates, as described under this “Item 4. Opinions of Financial Advisors” below.

•	The Sponsors, highly sophisticated investors and whose affiliated funds own approximately 31% of the outstanding shares of Company Common Stock, have three representatives on the Company Board, all of whom support the transaction.

•	The form of consideration to be paid in the transaction is cash, which provides certainty of value and immediate liquidity to the Company’s stockholders.

Financial Condition; Prospects of Company

•	The Company’s current and historical financial condition, results of operations, competitive position, strategic options and prospects, as well as the financial plan and prospects if the Company were to remain an independent public company, and the potential impact of those factors on the trading price of the Company Common Stock (which is not feasible to quantify numerically).

•	The prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to (i) achieving its growth in light of the current and foreseeable market conditions, including the risks and uncertainties in the U.S. and global economy generally and the quick service restaurant industry specifically, (ii) future commodity prices, (iii) fluctuations in foreign exchange rates, (iv) potential increased costs relating to changes in law effecting the health care industry and (v) the “risk factors” set forth in the Company’s Form 10-K for the fiscal year ended June 30, 2010.

•	In particular, the Company Board considered the increasing challenges to achieving the Company’s business plan caused by having approximately 90% of its restaurants owned by franchisees (which percentage would have been expected to increase in the next five years if the Company accelerated the pace of refranchisings as part of the portfolio management strategy):

•	Given the significant percentage of franchised restaurants, the Company’s operating results (i.e., royalties) are closely tied to the success of its franchisees, but the franchisees are independent operators and the Company has limited influence over their restaurant operations and must rely on franchisees to implement major initiatives (including the reimaging initiative and point-of-sale upgrade initiative) and marketing and advertising programs to drive future growth.

•	The Company’s principal competitors may have greater influence over their restaurant systems because of their significantly higher percentage of owned restaurants (as compared to the Company) which allows such competitors more control in the implementation of operational initiatives and business strategies, including marketing and advertising programs.

•	The Company Board considered how closely tied the Company’s comparable sales and average restaurant sales are to the unemployment and consumer confidence levels and its opinion that, while some operating improvements were achievable in the current economic environment, until and unless the economy experiences significant improvements in unemployment and consumer confidence, the Company would not be able to significantly capitalize on the investments and operating improvements that had been made in the business.

•	The Company Board’s knowledge of the significant capital expenditures that are required in order to remodel or rebuild the Company restaurants and the risks that are associated with the Company’s plan to refranchise approximately half of the Company restaurant portfolio in the next three to five years to minimize these capital expenditures and encourage additional restaurant growth.

•	The Company Board’s knowledge of the Company’s recent share price performance, specifically that the Company’s recent earnings multiples compared to those of certain comparable companies did not provide stockholders the full benefit of the Company’s recent operational performance.

Strategic Alternatives

•	In consultation with its financial advisors, the Company Board considered the likelihood of another financial or strategic buyer being willing to pursue a transaction with the Company. Although the Company did not actively seek offers from other potential purchasers, the Company Board believes that the Offer Price is the highest price reasonably attainable by the Company’s stockholders in an acquisition transaction, considering the likelihood of potential interested third parties and strategic opportunities.

•	As discussed below, the terms of the Merger Agreement permit the Company Board to solicit and consider alternative proposals and to terminate the Merger Agreement and enter into an agreement with a third party to accept a “superior proposal”.

•	The Company Board also considered the possibility of continuing as a standalone company or pursuing a leveraged stock repurchase and perceived risks of those alternatives, the range of potential benefits to the Company’s stockholders of these alternatives and the timing and execution risk of accomplishing the goals of such alternatives, as well as the Company Board’s assessment that no alternatives were reasonably likely to create greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risk.

Merger Agreement Terms (Go-Shop Period; Solicitation of Alternative Proposals)

•	The Company has the right to conduct a “go shop” process for 40 days after signing the Merger Agreement to solicit alternative acquisition proposals, if available, or confirm the advisability of the Offer and the Merger.

•	The Merger Agreement has customary no solicitation and termination provisions which should not preclude third parties from making “superior proposals”:

•	After the go-shop period, the Company Board can furnish information or enter into discussions with respect to a takeover proposal if it determines in good faith, after consultation with its outside legal counsel and financial advisor, that such takeover proposal constitutes or would reasonably be expected to result in a superior proposal.

•	If the Company Board determines in good faith after consultation with its financial advisor and outside legal counsel, that a takeover proposal constitutes a superior proposal, it can (after giving the

Purchaser a “match right”) terminate the Merger Agreement and enter into an agreement with respect to the superior proposal.

•	The Company Board may withdraw or modify its recommendation if it determines in good faith after consultation with its financial advisor and outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties (whether or not in response to a takeover proposal).

•	If the Company terminates the Merger Agreement in order to accept a superior proposal, the Company is required to pay a termination fee of $50 million during the go-shop period or $95 million after the go-shop period (equal to approximately 1.5% and 2.8% of the aggregate equity value of the transaction, respectively); the Company Board believes that such termination fees are customary and would not deter any interested third party from making, or inhibit the Company Board from approving a superior proposal if such were available.

•	The Merger Agreement has customary terms and was the product of extensive arms-length negotiations.

•	The structure of the transaction as a two-step transaction enables the stockholders to receive the cash price pursuant to the Offer in a relatively short time frame (and reduce the uncertainty during the pendency of the transaction), followed by the cash-out Merger in which stockholders that do not tender in the Offer will receive the same cash price as is paid in the Offer. In addition, the structure of the transaction permits the use of a one-step transaction, under certain circumstances, in the event the two-step transaction is unable to be effected.

•	The Purchaser is obligated to exercise the “Top-Up” to purchase up to an additional number of shares of Company Common Stock sufficient to cause the Purchaser to own 90% of the shares of Company Common Stock outstanding after the Offer, which would permit the Purchaser to close the Merger (as a short-form merger under Delaware law) more quickly than alternative structures.

•	The availability of statutory appraisal rights under Delaware law in the cash-out Merger for stockholders who do not tender their shares in the Offer.

Likelihood of Consummation

•	Stockholder Tender Agreements:

•	The Sponsors, who currently own approximately 31% of the outstanding shares of Company Common Stock, entered into the Stockholder Tender Agreements and agreed to tender their shares in the Offer.

•	The Stockholder Tender Agreements were a condition to Parent’s willingness to enter into the Merger Agreement.

•	The Stockholder Tender Agreements would automatically terminate upon a termination of the Merger Agreement for any reason (including as a result of the Company Board accepting a superior proposal) and do not prevent the Company Board from accepting a superior proposal.

•	The likelihood that the Offer and the Merger would be consummated, including:

•	The Purchaser is required, subject to certain exceptions, to extend the Offer in certain circumstances.

•	The consummation of the Offer is conditioned on 79.1% of the outstanding shares of Company Common Stock being tendered in the Offer, with a back-up one-step Merger (that only requires the approval of the holders of a majority of the outstanding shares of Company Common Stock) in certain circumstances, including in the event the minimum condition in the Offer is not satisfied.

•	The conditions to the Offer are specific and limited, and are not within the control or discretion of the Purchaser, Parent or 3G and, in the Company Board’s judgment, are likely to be satisfied.

•	The transaction is likely to be completed if a sufficient number of shares are tendered in the Offer.

•	There are no significant antitrust or other regulatory impediments.

•	There are no third party consents that are conditions to the transaction.

•	Although there is a funding condition, the Purchaser has obtained commitment letters as described below.

Financing-Related Terms

•	Debt/Equity Commitment Letters:

•	The Purchaser received executed debt financing commitment letters from major commercial banks with significant experience in similar lending transactions and a strong reputation for honoring the terms of the commitment letters, which, in the reasonable judgment of the Company Board, increases the likelihood of such financing being completed.

•	Each of Parent and the Purchaser is required to use reasonable best efforts to seek to enforce its rights under the debt financing documents in the event of a material breach thereof by the financing sources thereunder.

•	3G has provided the Equity Commitment Letter to fund the equity portion of the financing (which represents approximately 37.5% of the total financing required for the transaction) and has provided assurances of the sources of its funds.

•	The limited number and nature of the conditions to funding set forth in the debt and equity financing commitment letters and the expectation that such conditions will be timely met and the financing will be provided in a timely manner, and the obligation of Parent and the Purchaser to use reasonable best efforts to obtain the debt financing, and if they fail to effect the closing under certain circumstances, for Parent to pay the Company a $175 million reverse termination fee.

•	3G has provided the Guaranty in favor of the Company that guarantees the payment of the reverse termination fee.

•	The Company Board considered the level of effort the Purchaser and Parent must use under the Merger Agreement to obtain the proceeds of the financing, including the obligation to “take-down” the bridge financing by November 18, 2010 if all conditions to the Offer, other than the financing proceeds condition, have been satisfied or waived.

•	Specific Performance:

•	The Company is entitled to cause the equity to be funded if (i) all of the conditions to Parent’s and the Purchaser’s obligations to the Offer Closing and/or the Effective Time have been satisfied, (ii) the debt financing would be funded at the Offer Closing or the Effective Time, as applicable, if the equity is funded and (iii) the Company has confirmed that if the equity financing and debt financing were funded, it would take actions within its control to cause the Offer Closing and/or the closing of the Merger to occur.

The Company Board also considered a number of uncertainties and risks in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	The Company’s current stockholders would not have the opportunity to participate in any possible growth and profits of the Company following the completion of the transaction.

•	The risk that the minimum tender condition of 79.1% in the Offer may not be satisfied and that such minimum tender condition is a higher threshold than the approval percentage that would be required if the transaction was structured as a one-step merger (i.e., a majority of the outstanding shares).

•	However, this consideration was viewed in light of the provisions in the Merger Agreement that provide for the one-step Merger (with a majority voting requirement) if the minimum tender condition is not satisfied.

•	The Merger Agreement contemplates the early filing of a proxy statement so that the one-step Merger structure could be implemented without significant delay if the minimum tender condition is not satisfied.

•	The risk that the proposed transaction might not be completed and the effect of the resulting public announcement of termination of the Merger Agreement on:

•	The market price of the Company Common Stock, which could be affected by many factors, including (i) the reason for which the Merger Agreement was terminated and whether such termination results from factors adversely affecting the Company, (ii) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate and (iii) the possible sale of shares of Company Common Stock by short-term investors following the announcement of termination of the Merger Agreement.

•	The Company’s operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination payment.

•	The ability to attract and retain key personnel.

•	Relationships with franchisees and others that do business with the Company.

•	The possible disruption to the Company’s business that may result from the announcement of the transaction and the resulting distraction of the attention of the Company’s management and employees and the impact of the transaction on the Company’s franchisees and others that do business with the Company.

•	The terms of the Merger Agreement, including (i) the operational restrictions imposed on the Company between signing and closing (which may delay or prevent the Company from undertaking business opportunities that may arise pending the completion of the transaction), and (ii) the termination fee, that could become payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal, in an amount equal to:

•	$50 million (or approximately 1.5% of the equity value of the transaction) if such termination occurs prior to the expiration of the go-shop period, or

•	$95 million (or approximately 2.8% of the equity value of the transaction) if such termination occurs after the expiration of the go-shop period.

•	The fact that the Company entered into the transaction with Parent and the Purchaser before seeking offers from other potential purchasers.

•	The Company Board believed that initiating a prolonged auction process could have (i) resulted in the loss of the Purchaser’s offer, (ii) negative impacts on the morale of employees, and (iii) distracted employees and senior management from implementing the Company’s operating plan.

•	The permissive “go shop” provisions and level of termination fees of the Merger Agreement would nonetheless provide an opportunity to seek offers from other potential purchasers.

•	The restriction on soliciting competing proposals following the “go-shop” period.

•	The possibility that the Purchaser will be unable to obtain the debt financing from the lenders under the commitment letters, including as a result of the conditions in the debt commitment letter.

•	The fact that the Company is entering into a Merger Agreement with a newly formed entity and, accordingly, that its remedy in connection with a breach of the Merger Agreement by the Purchaser, even a breach that is deliberate or willful, is limited to $175 million.

•	The interests of the Company’s CEO and certain other members of senior management in the Offer and the Merger, including certain severance and retention arrangements as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

•	The fact that the cash consideration paid in the transaction would be taxable to the Company’s stockholders and would provide liquidity to the Sponsors.

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweighed the risks and uncertainties of the Offer and the Merger.

The foregoing discussion of information and factors considered by the Company Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his own personal business judgment to the process and may have given different weight to different factors. In arriving at their recommendation, the members of the Company Board were aware of the interests of executive officers, directors and affiliates of the Company as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above. The Company Board believed it was appropriate to engage Goldman Sachs to provide financial advice and to undertake a study to render a fairness opinion in connection with the Offer and Merger, notwithstanding that certain of its affiliates have interests as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Affiliates,” as, among other things, (i) Goldman Sachs’ financial advisory team was separate from the persons affiliated with the Goldman Sachs Funds, which is a Sponsor, and Mr. Mehra, a member of the Company Board and a Managing Director of Goldman Sachs, (ii) the Company Board had also engaged Morgan Stanley to act as a financial advisor and (iii) Goldman Sachs would split the financial advisor fee with Morgan Stanley, therefore there would be no incremental advisor fees as a result of the Company engaging two financial advisors.

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all shares of Company Common Stock held of record or beneficially by them pursuant to the Offer (other than shares of Company Common Stock as to which such holder does not have discretionary authority and shares of Company Common Stock which may be retained in order to facilitate estate and tax planning dispositions) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. Pursuant to the Stockholder Tender Agreements, stockholders beneficially owning approximately 31% of the issued and outstanding shares of Company Common Stock have agreed to tender their shares in the Offer and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Affiliates — Stockholder Tender Agreements” above.

Opinion of the Company’s Financial Advisors.

Morgan Stanley

Morgan Stanley was engaged by the Company to provide it with financial advisory services in connection with the potential sale of the Company. At the meeting of the Company Board on September 1, 2010, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that, as of that date, based upon and subject to the limitations, qualifications and assumptions set forth in the written opinion, the $24.00 per share to be received by holders of shares pursuant to the Merger Agreement, was fair from a financial point of view to such holders.

The full text of the written opinion of Morgan Stanley, dated September 1, 2010, which sets forth among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached as Annex I hereto. Stockholders are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the Company Board and addresses only the fairness, from a financial point of view, of the consideration to be received by the holders of shares pursuant to the Merger Agreement, as of the date of the opinion. Morgan Stanley’s opinion does not address any other aspect of the transactions contemplated by the Merger Agreement and does not constitute a recommendation as to whether any holder of shares should tender such shares in the Offer, how any such holder should vote at any stockholders’ meeting that may be held in connection with the Merger or whether any such holder should take any other action with respect to the Offer or the Merger. The summary of the opinion of Morgan Stanley set forth in this Statement is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	Reviewed certain publicly available financial statements and other business and financial information of the Company;

•	Reviewed certain internal financial and operating data concerning the Company;

•	Reviewed certain financial projections prepared by the management of the Company;

•	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

•	Reviewed the reported prices and trading activity for the shares;

•	Compared the financial performance of the Company and the price and trading activity of the shares with that of certain other comparable publicly-traded companies and their securities;

•	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	Participated in certain discussions and negotiations among representatives of the Company, Parent, Purchaser, certain parties and their respective financial and legal advisors;

•	Reviewed the Merger Agreement, drafts of equity and debt commitment letters from certain lenders and other parties (the “Commitment Letters”) and certain related documents; and

•	Performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In rendering its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company, which formed a substantial basis for its opinion. With respect to the financial projections, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company.

In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions and that the Parent and Purchaser will obtain financing in accordance with the terms set forth in the Commitment Letters. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Merger, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Parent, Purchaser and the Company and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley did not express an opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was it furnished with any such appraisals.

Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it, as of September 1, 2010. Events occurring after

September 1, 2010 may affect Morgan Stanley’s opinion and the assumptions used in preparing it. Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

In arriving at its opinion, Morgan Stanley was not authorized to solicit and did not solicit interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did Morgan Stanley negotiate with any of the parties, other than Parent and Purchaser, which expressed interest to Morgan Stanley in the possible acquisition of the Company or certain of its constituent businesses.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated September 1, 2010. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Historical Share Price Performance.  Morgan Stanley reviewed the share price performance and compared various metrics to the Offer Price.

Morgan Stanley observed that the shares closed at $17.12 on June 29, 2010 (the day on which the Company received a written proposal from Parent and Purchaser proposing an acquisition of the Company at $23.00 per share) and compared that to the consideration to be received by holders of shares pursuant to the Merger Agreement of $24.00 per share. Morgan Stanley noted that the implied premium of the consideration to be received by holders of shares pursuant to the Merger Agreement of $24.00 per share when compared with the closing share price on June 29th was 40.2%.

Morgan Stanley also observed that the shares closed at $16.77 on August 30, 2010 (two trading days prior to the announcement of the execution of the Merger Agreement) and compared that to the consideration to be received by holders of shares pursuant to the Merger Agreement of $24.00 per share. Morgan Stanley noted that the implied premium of the consideration to be received by holders of shares pursuant to the Merger Agreement of $24.00 per share when compared with the closing share price on August 30 was 43.1%.

Morgan Stanley also observed that the range of closing share prices for the twelve months ending August 30, 2010 was from $16.41 to $22.06.

The following table presents various closing prices for the shares and the premium implied by the Offer Price when compared with such closing prices:

	June	August	52-Week	1-Month	3-Month	6-Month
	29th	30th	High(1)	Average(1)	Average(1)	Average(1)

Closing Share Price	$17.12	$16.77	$22.06	$16.94	$17.55	$18.90
Premium Implied by the Offer Price	40.2%	43.1%	8.8%	41.6%	36.7%	27.0%

(1)	As of August 30, 2010, two trading days prior to announcement of the execution of the Merger Agreement.

Securities Research Analysts’ Future Price Targets.  Morgan Stanley reviewed the public market trading price targets for the shares prepared and published by securities research analysts prior to August 30, 2010. These targets reflected each analyst’s estimate of the future public market trading price of the shares. The range of equity analyst price targets for the Company was $18.00 per share to $24.00 per share. Morgan Stanley discounted the analysts’ price targets to derive a range of present values of these price targets which resulted in a range of securities research analysts’ future price targets for the Company of approximately $16.50 per share to $22.00 per share.

The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for the shares and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Peer Group Comparison.  Morgan Stanley compared certain financial information of the Company with publicly-available information for certain companies that operate in and are exposed to similar lines of business as the Company, namely companies in the quick service restaurant sector. The peer group included:

•	Yum! Brands, Inc.

•	McDonald’s Corporation

•	Sonic Corporation

•	Jack in the Box Inc.

•	Domino’s Pizza, Inc.

•	Wendy’s Arby’s Group Inc.

•	Tim Hortons Inc.

•	Papa John’s International, Inc.

For this analysis, Morgan Stanley analyzed the following statistics for each of these companies, as of August 30, 2010 and based on estimates for the peer group companies provided by I/B/E/S and public filings:

•	The ratio of aggregate value, defined as market capitalization plus total debt plus minority interests plus preferred capital less cash and cash equivalents (“Aggregate Value” or “AV”), to estimated calendar year 2010 earnings before interest, taxes, depreciation and amortization (“EBITDA”);

•	The ratio of price to estimated earnings per share for calendar year 2010; and

•	The ratio of price to estimated earnings growth per share for calendar year 2010.

Based on the analysis of the relevant metrics for each of the peer group companies, Morgan Stanley selected a range of multiples for the peer group companies and applied this range of multiples to the relevant Company financial statistics. For purposes of the Company’s estimated calendar year 2010 EBITDA, earnings and earnings growth, Morgan Stanley utilized estimates provided by I/B/E/S. Based on this analysis, the implied value per share is as of August 30, 2010 as follows:

	Company	Peer Group
	Financial	Company		Implied Value per
Ratio	Statistic	Multiple Range		Share

Aggregate Value to Estimated Calendar 2010 EBITDA	$444.2MM	6.5x - 8.5	x	$16.25 - $22.50
Price to Estimated Calendar 2010 Earnings	$1.36 per share	12.0x - 14.5	x	$16.25 - $19.75
Price to Estimated Calendar 2010 Earnings Growth	12.8%	0.8x - 1.2	x	$14.00 - $21.00

Morgan Stanley also noted that applying McDonald’s Corporation and Yum! Brands, Inc., valuation metrics to the Company resulted in a per share price of $27.00 based on the AV to Estimated Calendar 2010 EBITDA ratio, a per share price of $22.50 based on the Price to Estimated Calendar 2010 Earnings ratio, and a per share price of $26.25 based on the Price to Estimated Calendar 2010 Earnings Growth ratio.

No company in the peer group comparison analysis is identical to the Company. In evaluating the peer group, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using peer group data.

Discounted Equity Value Analysis.  Morgan Stanley performed an illustrative analysis of the present value of the Company’s theoretical implied future price per share. In performing the discounted equity value analysis, Morgan Stanley multiplied the earnings per share estimate for calendar years 2011-2013, based on Company management forecasts, to price-to-earnings (“P/E”) multiples of 12.0x and 15.0x in order to estimate the future price per share. The estimated future price per share was then discounted to present value implying a price per share ranging from approximately $15.50 per share to $19.75 per share for a P/E multiple of 12.0x and a price per share ranging from approximately $19.25 per share to $24.75 per share for a P/E multiple of 15.0x.

Analysis of Selected Precedent Transactions.  Using publicly available information, Morgan Stanley reviewed the terms of selected transactions in which the targets were companies or divisions that operate in and/or were exposed to similar lines of business as the Company.

Morgan Stanley reviewed the price paid and calculated the ratio of Aggregate Value implied by the price paid to last twelve months (“LTM”) EBITDA (based on publicly available information) in each of the selected transactions in the quick service restaurant and casual dining restaurant sectors since May 31, 2002 (listed below). Based on this analysis, Morgan Stanley selected a range of multiples implied by these transactions and applied this range of multiples to the Company’s LTM EBITDA to imply a value per share based on such multiples.

For this analysis Morgan Stanley reviewed the following transactions:

Domestic Transactions

Acquiror	Target	Announcement Date

Oak Hill Capital Partners	Dave & Busters	5/3/10
Apollo Management	CKE Restaurants	4/24/10
Golden Gate Capital	On-The-Border Cafes, Inc.	3/23/10
Friedman Fleischer & Lowe	Church’s Chicken	6/9/09
Golden Gate Capital	Romano’s Macaroni Grill	8/18/08
Triarc Companies, Inc.	Wendy’s International, Inc.	4/24/08
LNK Partners	ABP Corporation	1/16/08
Sun Capital Partners (Barbeque Integrated, Inc.)	Smokey Bones Barbeque and Grill (Darden)	12/4/07
Ruth’s Chris Steak House Inc.	Mitchell’s Fish Market	11/6/07
Darden Restaurants Inc.	RARE Hospitality International Inc.	8/16/07
Sun Capital Partners Inc.	Boston Market Corporation	8/6/07
IHOP Corp.	Applebee’s International, Inc.	7/16/07
Seminole Hard Rock Hotel & Casino	Hard Rock Café International, Inc.	12/7/06
Bain Capital Partners LLC & Catterton Partners	OSI Restaurant Partners, Inc.	11/6/06
Black Canyon and BRS	Logan’s Roadhouse	10/30/06
Catterton Partners & Oak Investment Partners	Cheddar’s Inc.	8/28/06
Buffet’s, Inc.	Ryan’s Restaurant Group, Inc.	7/24/06
CCMP Capital Advisors LLC	The Quizno’s Corporation	3/20/06
Services Acquisition Corp. International	Jamba Juice Company	3/13/06
Carlyle Group, Bain Capital, THL Partners	Dunkin Brands Inc.	12/12/05
Trimaran Capital Partners, Inc.	El Pollo Loco, Inc.	9/28/05
Management	Au bon Pain, Inc.	5/18/05
Arcapita Inc.	Church’s Chicken	11/1/04
Catterton Partners	First Watch Restaurants, Inc.	9/1/04
Wendy’s International Inc.	Fresh Enterprises Inc. (Baja Fresh)	5/31/02

International Transactions

Acquiror	Target	Announcement Date

Bridgepoint Capital Ltd.	Pret A Manger	2/22/08
Rome Bidco (Paladin Partners and Saratoga)	Caffe Nero Group PLC	12/7/06
CDC Capital Investissement	Quick Restaurant NV	10/25/06
Foodco Pastries	Tele Pizza SA	2/20/06
Investor Group	PizzaExpress PLC	5/13/03
TPG, Bain Capital, GS Capital Partners	Burger King Corp.	7/25/02

The following table summarizes Morgan Stanley’s analysis:

	Company	Comparable
	Financial	Company		Implied Value per
Ratio	Statistic	Multiple Range		Share

Aggregate Value to LTM EBITDA	$444.6MM	8.0x - 10.0	x	$21.00 - $27.00

Morgan Stanley also reviewed the premiums paid or proposed to be paid in acquisitions of U.S. public companies with capitalization greater than $1 billion during the 21-year period ended March 31, 2010. Morgan Stanley observed that the premiums paid or proposed to be paid in these transactions was between 30% to 40% of the target’s pre-announcement trading price, which implied a range of $21.75 to $23.50 per share based on the closing share price on August 30, 2010.

No company utilized in the selected precedent transactions analysis is identical to the Company, nor is any transaction listed identical to the transactions contemplated by the Merger Agreement. In evaluating the transactions listed above, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable transaction data.

Discounted Cash Flow Analysis.  Morgan Stanley performed a discounted cash flow analysis as of August 30, 2010, which is an analysis of the present value of projected unlevered free cash flows using terminal year Aggregate Value to EBITDA multiples based on projected EBITDA for the Company. Morgan Stanley analyzed the Company’s business using information provided by Company management, including certain financial forecasts prepared by Company management for the fiscal years 2011 through 2015, under five scenarios. The first scenario assumes that the Company operates in a continued recessionary economic environment (the “Recessionary Case”). The second scenario assumes that the Company operates in a moderately improved economic environment (the “Moderate Growth Case”). The third scenario assumes that the Company operates in a significantly improved economic environment (the “Economic Expansion Case”). The fourth scenario assumes that the Company implemented a re-franchising of its company-owned stores (the “ReFranchise Case”). The fifth scenario assumes that the Company operates in an economic environment without any macroeconomic risks to pricing and costs (e.g., commodities, labor, inflation, etc.) (the “Risk Neutral Case”). The terminal value was calculated by applying terminal multiples ranging from 6.5x to 8.5x fiscal year 2015 EBITDA, as estimated by Company management. For purposes of this analysis, Morgan Stanley calculated the Company’s discounted unlevered free cash flow value using discount rates ranging from 8.0% to 9.0%. The range of discount rates was selected based upon an analysis of the Company’s weighted average cost of capital and on the experience and judgment of Morgan Stanley. The discounted cash flow analysis implied a range of $20.50 per share to $27.25 per share using the Recessionary Case, $21.75 per share to $29.00 per share using the Moderate Growth Case and ReFranchise Case and $24.00 per share to $32.50 per share using the Economic Expansion Case and Risk Neutral Case.

Leveraged Buyout Analysis.  Morgan Stanley performed an illustrative leveraged buyout analysis to estimate the theoretical purchase price that a financial buyer could pay in an acquisition of the Company. For purposes of this analysis, Morgan Stanley assumed that the capital structure of the Company that would result from the theoretical transaction would be identical to the capital structure proposed by Parent and the Purchaser and that such a financial buyer would attempt to realize a return on its investment in fiscal year 2015. Estimated financial data for the Company was based on certain financial forecasts prepared by Company management for fiscal years 2011 through 2015, under the five scenarios described above. Estimated exit values for the Company were calculated by applying an exit value multiple of 8.5x to fiscal year 2015 EBITDA, as estimated by Company management. Morgan Stanley then derived a range of theoretical purchase prices based on an assumed required internal rate of return for a financial buyer of between 17.5% and 22.5%. This analysis implied a value range of $21.00 per share to $22.75 per share using the Recessionary Case, $22.00 per share to $24.00 per share using the Moderate Growth Case and ReFranchise Case and $23.50 per share to $26.50 per share using the Economic Expansion Case and Risk Neutral Case.

In connection with the review of the transaction contemplated by the Merger Agreement by the Company Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of its opinion given in connection therewith. The preparation of a financial opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of Morgan Stanley’s analysis of the fairness from a financial point of view of the consideration to be received by the holders of shares pursuant to the Merger Agreement, and were conducted in connection with the delivery of Morgan Stanley’s opinion to the Company Board. These analyses do not purport to be appraisals or to reflect the prices at which the shares might actually trade. The consideration to be received by the holders of the shares and other terms of the Merger Agreement were determined through arm’s-length negotiations between the Company and Parent and the Purchaser and were approved by the Company Board. Morgan Stanley provided advice to the Company during such negotiations; however, Morgan Stanley did not recommend any specific consideration to the Company or that any specific consideration constituted the only appropriate consideration for the proposed transaction. In addition, as described above under the heading “— Reasons for Recommendation,” Morgan Stanley’s opinion and presentation to the Company Board was one of many factors taken into consideration by the Company Board in making their decision to approve the Merger Agreement. Consequently, the Morgan Stanley analyses as described above should not be viewed as determinative of the opinion of the Company Board with respect to the consideration or the value of the Company, or of whether the Company Board would have been willing to agree to a different consideration.

The Company Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise and its knowledge of the business affairs of the Company. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Parent and Purchaser or their affiliates, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument. In the two years prior to the date of its opinion, Morgan Stanley has provided financial advisory and financing services to the Company and has received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Parent and the Purchaser and the Company in the future and expects to receive fees for the rendering of these services.

Pursuant to the terms of its engagement letter, Morgan Stanley provided financial advisory services and a financial fairness opinion to the Company Board in connection with the transaction, and the Company agreed to pay Morgan Stanley a customary fee, a substantial portion of which is contingent upon the consummation of the Merger, in connection with the transaction. For a description of the engagement letter and the fees payable thereunder by the Company to Morgan Stanley, see “Item 5 — “Persons/Assets Retained, Employed, Compensated or Used.” The Company has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

Goldman Sachs

Goldman Sachs rendered its opinion to the Company Board that, as of September 2, 2010 and based upon and subject to the factors and assumptions set forth therein, the $24.00 per share of Company Common Stock in cash to be paid to the holders (other than Parent and its affiliates) of shares of Company Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated September 2, 2010, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II. Goldman Sachs provided its opinion for the information and assistance of the Company Board in connection with its consideration of the transactions contemplated by the Merger Agreement. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of shares of Company Common Stock should tender such shares in connection with the Offer or how any holder of such shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended June 30, 2010;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company; and

•	certain internal financial analyses and forecasts for the Company prepared by its management, including the Company’s “ReFranchise Plan”, which was approved for Goldman Sachs’ use by the Company (such ReFranchise Plan being referred to as the “Forecast”).

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, Goldman Sachs reviewed the reported price and trading activity for the shares of Company Common Stock, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the restaurant industry specifically and in other industries generally, and performed such other studies and analyses, and considered such other factors, as Goldman Sachs considered appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, and Goldman Sachs does not assume any liability for any such information. In that regard, Goldman Sachs assumed with the consent of the Company that the Forecast was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company or any of its subsidiaries, nor was any such evaluation or appraisal of the assets or liabilities of the Company or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions contemplated by the Merger Agreement will be obtained without any adverse effect on the expected benefits of such transactions in any way meaningful to its analysis. Goldman Sachs also assumed that the transactions contemplated by the Merger Agreement will be consummated on the terms set forth therein, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. Goldman Sachs’ opinion does not address any legal, regulatory, tax or accounting matters.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the transactions contemplated by the Merger Agreement or the relative merits of such transactions as compared to any strategic alternatives that may be available to the Company. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of its opinion, of the $24.00 per share of Company Common Stock in cash to be paid to the holders (other than Parent and its affiliates) of such shares pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the transactions contemplated thereby, including, without limitation, the fairness of such transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the transactions contemplated by the Merger Agreement, whether relative to the $24.00 per share of Company Common Stock in cash to be paid to the holders (other than Parent and its affiliates) of such shares pursuant to the Merger Agreement or otherwise. In addition, Goldman Sachs did not express any opinion as to the impact of the transactions contemplated by the Merger Agreement on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they become due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion. The advisory services provided by Goldman Sachs and the opinion expressed in Goldman Sachs’ opinion were provided for the information and assistance of the Company Board in connection with its consideration of the transactions contemplated by the Merger Agreement and Goldman Sachs’ opinion does not constitute a recommendation as to whether or not any holder of shares of Company Common Stock should tender such shares in connection with the Offer or how any holder of such shares should vote with respect to the Merger or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Company Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 30, 2010 (the date on which Goldman Sachs completed its analyses) and is not necessarily indicative of current market conditions.

Historical Trading Analysis.  Goldman Sachs reviewed the historical trading prices for the shares of Company Common Stock and analyzed the consideration to be paid to holders of such shares pursuant to the Merger Agreement in relation to (1) the closing price of the shares of Company Common Stock on August 30, 2010; (2) the average closing prices of shares of Company Common Stock for the 30-calendar day and 60-calendar day periods ending August 30, 2010; (3) the high closing price of shares of Company Common Stock for the 52-week period ending August 30, 2010; and (4) the high closing price of shares of Company Common Stock for the period beginning with the date of the initial public offering of the shares of Company Common Stock and ending August 30, 2010.

This analysis indicated that the price per share to be paid to the Company’s stockholders in connection with the transactions contemplated by the Merger Agreement represented:

•	a premium of 43.1% based on the closing market price of the shares of Company Common Stock on August 30, 2010;

•	a premium of 41.8% based on the average closing price of the shares of Company Common Stock for the 30-calendar day period ended on August 30, 2010;

•	a premium of 40.4% based on the average closing price of the shares of Company Common Stock for the 60-calendar day period ended on August 30, 2010;

•	a premium of 8.8% based on the last twelve months high closing price of the shares of Company Common Stock for the period ending on August 30, 2010; and

•	a discount of 21.1% based on the high closing price of the shares of Company Common Stock for the period beginning on the Company’s initial public offering (May 18, 2006) and ending on August 30, 2010.

Selected Public Companies Analysis.  Goldman Sachs reviewed and compared certain financial information, ratios and public market multiples for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the quick service restaurant (“QSR”) industry:

QSR Index	Large Cap QSR

• Wendy’s/Arby’s Group, Inc.	• McDonald’s Corporation
• Domino’s Pizza, Inc.	• YUM! Brands, Inc.
• Jack in the Box Inc.
• Sonic Corp.
• Papa John’s International, Inc.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

Goldman Sachs calculated and compared various financial multiples and ratios based on the most recent publicly available financial data and I/B/E/S estimates and/or other Wall Street research. The multiples and ratios of the Company and the selected companies were calculated using the closing price of each company’s shares on August 30, 2010. With respect to the Company and the selected companies, Goldman Sachs calculated (1) enterprise value, which is the market value of common equity plus the book value of debt less cash, as a multiple of earnings before interest, taxes, depreciation and amortization, or EBITDA, for the latest twelve months ended August 30, 2010; and (2) enterprise value as a multiple of EBITDA for estimated calendar years 2010 and 2011, respectively, based on IBES estimates and/or other Wall Street research.

The following table presents the results of this analysis:

	Selected Public Companies				Company
	QSR Index		Large Cap Index		As of 8/30	Offer Price
	Range	Median	Range	Median	2010	$24.00

Enterprise Value as a multiple of EBITDA:
LTM	5.5x - 9.2x	6.5x	9.6x - 10.0x	10.0x	6.6x	9.0x
CY2010E	5.5x - 9.1x	6.8x	9.6x - 10.2x	9.9x	6.6x	9.0x
CY2011E	5.3x - 8.8x	6.3x	8.8x - 9.8x	9.3x	6.3x	8.7x

Goldman Sachs also calculated (1) the price-to-earnings ratios for estimated calendar years 2010 and 2011, respectively; (2) the price-to-earnings ratios for the latest twelve months ended August 30, 2010; (3) the price to earnings ratios estimated for the next twelve months ending August 30, 2011; and (4) the latest twelve months EBITDA margins, which is the last twelve months EBITDA as a percentage of the last twelve months revenue.

The following table presents the results of this analysis:

	Selected Public Companies				Company
	QSR Index		Large Cap QSR		As of 8/30	Offer Price
	Range	Median	Range	Median	2010	$24.00

Price/Earnings Ratio:
CY2010E	9.9x - 31.9x	13.2x	16.1x - 16.7x	16.4x	12.4x	17.7x
CY2011E	9.1x - 122.2x	11.5x	14.8x - 14.9x	14.9x	11.7x	16.7x
LTM	8.5x - 14.4x	11.3x	16.8x - 18.8x	17.7x	12.3x	17.6x
NTM-E	9.4x - 24.9x	12.1x	15.5x - 15.7x	15.6x	12.3x	17.6x
EBITDA Margin:
LTM	10.1% - 24.6%	12.0%	21.6% - 35.8%	28.7%	17.8%	17.8%

Selected Transactions Analysis.  Goldman Sachs analyzed certain information relating to the following selected transactions in the restaurant industry since 1998 with transaction equity values ranging from $570 million to $3 billion. These transactions (listed by acquirer/target and date of announcement) were:

•	Oak Hill Capital Partners, L.P./Dave & Buster’s, Inc. (May 2010)

•	Apollo Management, L.P./CKE Restaurants, Inc. (April 2010)

•	Tilman J. Fertitta/Landry’s Restaurants, Inc. (June 2008)

•	Triarc Companies, Inc./Wendy’s International, Inc. (April 2008)

•	Darden Restaurants, Inc./RARE Hospitality International, Inc. (August 2007)

•	IHOP Corp./Applebee’s International, Inc. (June 2007)

•	Bain Capital Partners LLC and Catterton Partners and Company/OSI Restaurant Partners, LLC (November 2006)

•	Merrill Lynch Global Private Equity, Inc./NPC International, Inc. (March 2006)

•	JP Morgan Partners LLC/Quiznos Master LLC (March 2006)

•	Bain Capital Partners LLC, the Carlyle Group and Thomas H. Lee Partners LP/Dunkin’ Brands, Inc. (December 2005)

•	Weston Presidio Capital/Apple American Group LLC (January 2005)

•	Caxton-Iseman Capital, Inc./Buffets Holdings, Inc. (June 2000)

•	Sbarro Family/Sbarro, Inc. (January 1999)

•	Bain Capital, Inc./Domino’s Pizza, Inc. (September 1998)

For each of the selected transactions, Goldman Sachs calculated and compared the enterprise value as a multiple of latest twelve months EBITDA, using publicly available data, and then calculated the median of these multiple values for all transactions; however, for purposes of its analysis Goldman Sachs excluded transactions occurring during calendar years 2005 through 2007 because in its professional judgment, these transactions were not representative of the current market environment. While none of the companies that participated in the selected transactions are directly comparable to the Company, these companies were chosen because they are publicly traded companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and product profile.

The following table presents the results of this analysis:

	Selected Transactions		Proposed Transaction
	Range	Median	Offer Price $24.00

LTM EV/EBITDA (all transactions)	5.0x - 13.3x	8.2x	9.0x
LTM EV/EBITDA (excluding transactions occurring in 2005-2007)	5.0x - 8.9x	7.4x

Premia Paid Analysis.  Goldman Sachs also calculated the median price premia paid per share relative to the market closing price of target companies on the day prior to announcement of transactions for announced and completed cash transactions involving target companies in the United States in all industries since 2001 with transaction values over $1 billion, using publicly available historical data, but excluding transactions with undisclosed value, spinoffs, recapitalizations, self-tenders, stock repurchases, deals in which minority stakes in a target were acquired, deals involving acquisitions of the remaining minority stake in a target by a controlling stockholder and nationalization transactions. Based on this information, Goldman Sachs then calculated the median of these implied premia values for the multi-year period from 2001 to 2010.

The following table presents the results of this analysis:

	Selected Transactions		Proposed Transaction
			Offer Price Premium
Period	Range	Median	to Price as of 8/30/2010

2001-2010	22.7% - 43.8%	27.7%	43.1%

Illustrative Present Value of Future Share Price Analysis.  Goldman Sachs performed an illustrative analysis of the implied present value of the future price per share of Company Common Stock, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future earnings per share multiple. For this analysis, Goldman Sachs used the Forecast provided by the Company’s management for the fiscal years 2011 to 2015. Goldman Sachs calculated the implied present values per share by applying price to forward earnings per share multiples ranging from 12.3x to 14.8x earnings per share of Company Common Stock for each of the fiscal years 2011 to 2015 based on the Forecast, discounted to present value using a discount rate of 10%, reflecting an estimate of the Company’s cost of equity, and assuming a yearly dividend of $0.25 with a constant yield throughout such time period. This analysis resulted in a range of implied present values per share of Company Common Stock of $19.51 to $27.38.

Illustrative Discounted Cash Flow Analysis.  Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Forecast. Goldman Sachs calculated indications of the net present value of free cash flows for the Company for the years 2011 through 2015. Goldman Sachs calculated illustrative value indications per share of Company Common Stock using the Forecast and illustrative terminal value indications in the year 2015 based on terminal multiples ranging from 6.0x 2015 EBITDA to 7.5x 2015 EBITDA and discounting these terminal values to illustrative present values using discount rates ranging from 8.0% to 10.0%, reflecting estimates of the Company’s weighted average cost of capital. This analysis resulted in a range of illustrative per share of Company Common Stock values of $20.73 to $27.74.

Goldman Sachs also performed a sensitivity analysis to illustrate the effect of different assumptions for changes in annual revenue growth rates and operating margins for the Company. The sensitivity adjustments to the projected annual EBITDA growth rates ranged from 4.4%, which implies an estimated 2015 EBITDA of $550.0 million, to 12.8%, which implies an estimated 2015 EBITDA of $750.0 million. This analysis, assuming a 9% discount rate and 6.6x 2015 EBITDA multiple, resulted in an implied present value per share of Company Common Stock range of $17.76 to $26.59.

General.  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transactions.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Company Board as to the fairness from a financial point of view of the $24.00 per share of Company Common Stock in cash to be paid to the holders (other than Parent and its affiliates) of shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration for the transactions was determined through arms’-length negotiations between the Company and Parent and was approved by the Company Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the transactions.

As described above, Goldman Sachs’ opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex II.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Parent, any of their respective affiliates and third parties, including affiliates and portfolio companies of 3G Capital, TPG Capital and Bain Capital, LLC or any currency or commodity that may be involved in the transactions contemplated by the Merger Agreement for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the transactions contemplated by the Merger Agreement. For a description of the engagement letter and the fees payable thereunder by the Company to Goldman Sachs, see “Item 5 — “Persons/Assets Retained, Employed, Compensated or Used.”

Goldman Sachs also has provided certain investment banking services to the Company and its affiliates from time to time. Goldman Sachs also has provided from time to time and is currently providing certain investment banking to Bain Capital and its affiliates and portfolio companies for which its Investment Banking Division has received, and may receive, compensation, including having acted as joint lead arranger for a new term loan (aggregate principal amount of $250,000,000) for SunGard Data Systems Inc., a portfolio company of

Bain Capital, in September 2008; as joint bookrunner on a high yield offering (aggregate principal amount of $1,100,000,000) for Warner Music Group, a portfolio company of Bain Capital, in May 2009; as joint bookrunner on high yield offerings (aggregate principal amount of $2,900,000,000) for HCA Inc., a portfolio company of Bain Capital, in April 2009 and March 2010; as joint bookrunner with respect to a high yield offering (aggregate principal amount of $2,500,000,000) for Clear Channel Communications Inc., a portfolio company of Bain Capital, in December 2009; and as joint lead arranger with respect to a term loan (aggregate principal amount of $1,500,000,000) for Warner Chilcott Plc, a portfolio company of Bain Capital, in August 2010. In addition, Goldman Sachs has provided from time to time and is currently providing certain investment banking services to TPG and its affiliates and portfolio companies for which its Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner on a notes offering (aggregate principal amount of $1,500,000,000) by TXU Electric Delivery Company, a portfolio company of TPG, in September 2008; as a joint lead arranger for a term loan (aggregate principal amount of $250,000,000) for SunGard Data Systems Inc., a portfolio company of TPG, in September 2008; as financial advisor to ALLTEL Corporation, a former portfolio company of TPG, in connection with its sale in January 2009; and as co-manager of a high yield offering (aggregate principal amount of $1,000,000,000) by Harrah’s Entertainment Inc., a portfolio company of TPG, in May 2009. Goldman Sachs may also in the future provide investment banking services to the Company, its affiliates and Parent, TPG, Bain Capital and their respective affiliates and portfolio companies for which its Investment Banking Division may receive compensation. The Goldman Sachs Funds currently own, in the aggregate, approximately 10.3% of the outstanding shares of Company Common Stock. In connection with the transactions contemplated by the Merger Agreement, the Goldman Sachs Funds have entered into a Stockholder Tender Agreement. Goldman Sachs may be deemed to directly or indirectly own the shares which are owned directly or indirectly by the Goldman Sachs Funds. Sanjeev K. Mehra, a Managing Director of Goldman Sachs, is a director of the Company. Affiliates of Goldman Sachs also may have co-invested with Parent, TPG, Bain Capital and their respective affiliates from time to time and may have invested in limited partnership units of affiliates of Parent, TPG and Bain Capital from time to time and may do so in the future.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The Company has retained Morgan Stanley and Goldman Sachs as its financial advisors in connection with the Offer and the Merger and in connection with such engagement, Morgan Stanley and Goldman Sachs provided the fairness opinions described in “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisors,” which are filed as Annex I and II hereto, respectively, and are incorporated herein by reference. The Company Board selected Morgan Stanley and Goldman Sachs as its financial advisors because each is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement and each has a strong experience working with the Company and in the industry which the Company Board believed would assist it in successfully evaluating and negotiating the transaction.

Pursuant to the Engagement Letter between Morgan Stanley and the Company, the Company has agreed to pay to Morgan Stanley (i) an announcement fee of $4.5 million, which was due and payable upon execution of the Merger Agreement, credited against fees payable pursuant to (ii) and (iii); (ii) a transaction fee of 0.4% of the Adjusted Aggregate Value (as defined in the Engagement Letter) paid in the transaction if the transaction is consummated; and (iii) if the transaction is not consummated, but the Company receives compensation pursuant to the termination provisions contained in the Merger Agreement, a termination fee of 13.34% of the total of such fees, provided that the termination fee will not exceed the transaction fee payable in (ii). Assuming the transaction is consummated, the Company will pay approximately $20 million in the aggregate to Morgan Stanley.

The Company has also agreed in the Engagement Letter to reimburse Morgan Stanley for all reasonable out-of-pocket expenses and to indemnify Morgan Stanley and certain related persons from and against any liabilities, expenses and actions arising out of or in connection with its engagement.

In the past two years, Morgan Stanley and its affiliates have provided financial advisory services for the Company and received customary fees for such services. In the ordinary course of Morgan Stanley’s trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or for the account of customers in the equity and other securities of the Company or any other parties, commodities or currencies involved in the Offer or Merger.

Pursuant to the Engagement Letter between Goldman Sachs and the Company, the Company has agreed to pay to Goldman Sachs (i) 0.2% of the Aggregate Value (as defined in the Engagement Letter) paid in the transaction if the transaction is consummated; and (ii) if the transaction is not consummated, but the Company receives compensation pursuant to the termination provisions contained in the Merger Agreement, a termination fee of 6.66% of the total of such fees, provided that the termination fee will not exceed the transaction fee payable in (i). Assuming the transaction is consummated, the Company will pay approximately $10 million in the aggregate to Goldman Sachs. The Company has also agreed in the Engagement Letter to reimburse Goldman Sachs for all reasonable expenses and to indemnify Goldman Sachs and certain related persons from and against any liabilities, expenses and actions arising out of or in connection with its engagement.

The Goldman Sachs Funds, affiliates of Goldman Sachs, are one of the Company’s Sponsors and own 10.3% of the issued and outstanding shares of Company Common Stock. The Goldman Sachs Funds have entered into a Stockholder Tender Agreement and are a party to the Shareholders’ Agreement. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Affiliates” above. In addition, Mr. Mehra, a member of the Company Board, is a Managing Director of Goldman Sachs. In connection with the Offer and the Merger, Mr. Mehra will be entitled to receive $587,472 in cash pursuant to the accelerated vesting of his Director Stock Units. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Equity Awards” above. Mr. Mehra has an understanding with The Goldman Sachs Group, Inc. pursuant to which he holds such Director Stock Units for the benefit of The Goldman Sachs Group, Inc. Over the past two years, Goldman Sachs and its affiliates have provided financial advisory services for the Company and received customary fees for such services. In the ordinary course of Goldman Sachs’ trading and brokerage activities, Goldman Sachs or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or for the account of customers in the equity and other securities of the Company or any other parties, commodities or currencies involved in the Offer or the Merger.

The Company has also retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as its public relations advisor in connection with the Offer and the Merger. The Company has agreed to pay customary compensation to Joele Frank for such services. In addition, the Company has agreed to reimburse Joele Frank for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities arising out of the engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Securities Transactions.

No transactions with respect to shares of Company Common Stock have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement, except with respect to the Stockholder Tender Agreements, the Top-Up and transactions under the Company’s employee benefit plans as set forth below:

		Number	Exercise Price
	Transaction	of	per Share
Name of Person	Date	Shares	(If Applicable)	Nature of Transaction(1)

John W. Chidsey	8/30/10	37,617	N/A	(2)
	8/26/10	42,917	N/A	Forfeiture of Performance Based Restricted Stock Unit
	8/25/10	59,558	N/A	Grant of Performance Based Restricted Stock Units
	8/25/10	59,558	N/A	Grant of Restricted Stock Units
	8/25/10	339,502	$17.51	Grant of Option
	8/23/10	29,186	$16.45	(2)
Ben K. Wells	8/30/10	4,856	N/A	(2)
	8/26/10	7,634	N/A	Forfeiture of Performance Based Restricted Stock Units
	8/25/10	11,243	N/A	Grant of Performance Based Restricted Stock Units
	8/25/10	11,243	N/A	Grant of Restricted Stock Units
	8/25/10	20,560	N/A	Grant of Restricted Stock Units
	8/25/10	64,091	$17.51	Grant of Option
Anne Chwat	8/30/10	4,559	N/A	(2)
	8/26/10	6,957	N/A	Forfeiture of Performance Based Restricted Stock Units
	8/25/10	9,656	N/A	Grant of Performance Based Restricted Stock Units
	8/25/10	9,656	N/A	Grant of Restricted Stock Units
	8/25/10	55,043	$17.51	Grant of Option
	8/23/10	3,477	$16.45	(2)
Peter C. Smith	8/30/10	4,291	N/A	(2)
	8/26/10	6,745	N/A	Forfeiture of Performance Based Restricted Stock Units
	8/25/10	9,360	N/A	Grant of Performance Based Restricted Stock Units
	8/25/10	9,360	N/A	Grant of Restricted Stock Units
	8/25/10	53,359	$17.51	Grant of Option
	8/23/10	3,600	$16.45	(2)
Charles Fallon	8/30/10	4,297	N/A	(2)
	8/26/10	6,755	N/A	Forfeiture of Performance Based Restricted Stock Units
	8/25/10	10,708	N/A	Grant of Performance Based Restricted Stock Units
	8/25/10	10,708	N/A	Grant of Restricted Stock Units
	8/25/10	61,039	$17.51	Grant of Option
Julio A. Ramirez	8/30/10	3,463	N/A	(2)
	8/26/10	5,722	N/A	Forfeiture of Performance Based Restricted Stock Units
	8/25/10	8,823	N/A	Grant of Performance Based Restricted Stock Units
	8/25/10	8,823	N/A	Grant of Restricted Stock Units
	8/25/10	50,296	$17.51	Grant of Option
Natalia Franco	8/25/10	7,495	N/A	Grant of Performance Based Restricted Stock Units
Kevin Higgins	8/26/10	1,829	N/A	Forfeiture of Performance Based Restricted Stock Units
	8/25/10	38,434	N/A	Grant of Performance Based Restricted Stock Units
	8/25/10	13,485	$17.51	Grant of Option
Peter R. Formanek	8/30/10	75,587	$3.80	Exercise of Option

(1)	Does not include ordinary course vesting of outstanding options and the issuance of Company Common Stock upon the vesting of outstanding Restricted Stock Units, Performance Based Restricted Stock Units and Director Stock Units previously granted under the Company’s employee benefit plans.

(2)	Shares of Performance Based Restricted Stock withheld by the Company to satisfy tax obligations in connection with the settlement of Performance Based Restricted Stock.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, shares of Company Common Stock by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

Regulatory Approvals.

U.S. Antitrust Approval

Parent filed a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) relating to its proposed acquisition of the Company on September 16, 2010. The Company expects to submit its Premerger Notification and Report Form with the FTC and the Antitrust Division promptly thereafter. Consequently, the required waiting period with respect to the Offer will expire on October 1, 2010, unless earlier terminated.

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the Offer, the acquisition of shares of Company Common Stock pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by Parent. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after Parent’s acquisition of shares of Company Common Stock pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Company Common Stock pursuant to the Offer, or seeking the divestiture of shares of Company Common Stock acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the expiration date of the Offer, Parent will not be obligated to proceed with the Offer or the purchase of any shares of Company Common Stock not previously purchased pursuant to the Offer. However, the Purchaser must extend the Offer until at least March 2, 2011, if, on any then-scheduled expiration date, any waiting period under the HSR Act applicable to the Offer has not expired or been terminated.

Foreign Antitrust Approval

The Offer may also trigger antitrust notifications in the following jurisdictions:

Mexico.  Under Articles 16-22 of Mexico’s Federal Law of Economic Competition (the “Competition Law”) along with Articles 15-27 of Mexico’s new Regulations to the Competition Law, certain acquisition transactions may not be consummated unless certain information has been furnished to the Federal Competition Commission (“FCC”) and certain waiting period requirements have been satisfied. The initial statutory review period can range between 15 and 35 working days from receipt of a complete notification, depending on whether the notification is made under the so-called fast-track procedure or the general procedure. Transactions notified under the general procedure or under the fast-track procedure may not be completed for 10 working days following the date of notification. If the FCC does not issue a suspension order during the 10-day period, the parties may close the transaction without incurring the risk of any fine on day 11 and any time thereafter. If the FCC issues a bar on closing order during the initial waiting period, the parties must refrain from closing the transaction until the Commission issues a decision. The Company and Parent expect to make a filing with the FCC on September 21, 2010. Consequently, the required waiting period with respect to the Offer is expected to expire on October 12, 2010.

Turkey.  Under Articles 7, 10, 11, and 12 of the Law on the Protection of Competition, No. 4054, dated 7 December 1994, and the Competition Authority Comminique No. 1997/1 on the Mergers and Acquisitions Calling for the Authorization of the Competition Board, as amended by Communiques No. 1998/2, No. 1998/6, No. 2000/2 and 2006/2, certain acquisition transactions may not be consummated unless certain information has been furnished to the Turkish Competition Authority (the “TCA”) and certain waiting period requirements have been satisfied. The TCA must notify the parties of its decision to approve a transaction or to open a prolonged in-depth investigation within 30 calendar days following the receipt of a complete notification, unless the TCA requests additional information. If the TCA requests additional information, the 30-day review period will start again as of the date of submission of the requested information. A notifiable transaction is invalid and unenforceable under Turkish law until the date of approval of the TCA. The Company and Parent expect to make a filing with the TCA on September 17, 2010. Consequently, the required waiting period with respect to the Offer is expected to expire on October 18, 2010.

Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their shares in accordance with Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the Effective Time, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the

Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Anti-Takeover Statute.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder”. Pursuant to the Company’s Certificate of Incorporation, the Company has opted out of Section 203 of the DGCL and therefore Section 203 of the DGCL will not apply to Parent or the Purchaser or with respect to or as a result of the Offer, the Merger or the transactions contemplated by the Merger Agreement.

Vote Required to Approve the Merger.

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Company Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If the Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Company Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock will be required under the DGCL to effect the Merger. After the purchase of the shares of Company Common Stock by the Purchaser pursuant to the Offer, the Purchaser will own a majority of the outstanding shares of Company Common Stock and will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

Top-Up.

Pursuant to the terms of the Merger Agreement, the Company granted the Purchaser an irrevocable right to acquire shares of Company Common Stock, which the Purchaser must exercise immediately following consummation of the Offer, if necessary, to purchase from the Company the number of shares of Company Common Stock that, when added to the shares of Company Common Stock already owned by Parent or any of its subsidiaries following consummation of the Offer, constitutes one share of Company Common Stock more than 90% of the shares of Company Common Stock then outstanding. The Top-Up is exercisable only once and only on the terms and conditions set forth in the Merger Agreement, to purchase newly issued shares of the Company Common Stock at a price per share equal to the Offer Price. The Purchaser will deemed to have exercised the Top-Up if the number of shares tendered and not withdrawn in the Offer, which when added to the number of shares owned by Parent and its affiliates, represents less than 90% of the outstanding shares at the Offer Closing.

The number of Top-Up Shares that may be issued pursuant to the Top-Up is limited to the number of shares that the Company is authorized to issue under its Certificate of Incorporation, but that are not issued and outstanding (and are not reserved) at the time of exercise of the Top-Up.

The aggregate purchase price for the Top-Up Shares may be paid by the Purchaser, at its election, either entirely in cash or by paying in cash an amount equal to at least the aggregate par value of the Top-Up Shares and executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price to be paid for the Top-Up Shares. Any promissory note delivered to the Company for the Top-Up Shares will be due on the first anniversary of the closing of the purchase of the Top-Up Shares, will bear simple interest of 5% per annum, will be full recourse to Parent and the Purchaser, and may be prepaid without premium or penalty.

The Top-Up is intended to expedite the timing of the completion of the Merger by permitting Parent and the Purchaser to effect a “short-form” merger pursuant to Section 253 of the DGCL at a time when the approval of the Merger at a meeting of the stockholders of the Company would otherwise be assured because of the Purchaser’s ownership of a majority of the shares of Company Common Stock following completion of the Offer.

This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Section 14(f) Information Statement.

The Merger Agreement provides that, following the payment by the Purchaser for any shares of Company Common Stock pursuant to the Offer, Parent will be entitled to designate that number of directors of the Company’s Board as will give Parent and the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, and Rule 14f-1 thereunder, pro rata representation on the Company Board (based on the ratio of (i) the number of shares of Company Common Stock that are owned by Parent and its subsidiaries (including shares accepted for payment pursuant to the Offer) to (ii) the total number of shares of Company Common Stock then outstanding. The Company is obligated pursuant to the Merger Agreement to promptly take all action necessary to effect any such election or appointment, including (i) increasing the size of the Company Board and (ii) obtaining the resignation of such number of its current directors as is, in each case, necessary to enable such designees to be so elected or appointed to the Company Board in compliance with applicable law. Notwithstanding anything to the contrary, prior to the Effective Time, the Company Board shall have at least three members who are directors on the date of the Merger Agreement and who are not officers, stockholders or affiliates of the Company or Parent and who will be independent for purposes of Rule 10A-3 under the Exchange Act (“Independent Directors”). If the number of Independent Directors shall be reduced below two for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who are not officers, stockholders or affiliates of the Company or Parent and who will be independent for purposes of Rule 10A-3 under the Exchange Act, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Information Statement attached as Annex III to this Statement is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above and in the Information Statement, and is incorporated herein by reference.

Litigation

On September 3, 2010, four purported class action complaints were filed in the Circuit Court for the County of Miami-Dade, Florida, captioned Darcy Newman v. Burger King Holdings, Inc. et. al., Case No. 10-48422CA30, Belle Cohen v. David A. Brandon, et. al., Case No. 10-48395CA32, Melissa Nemeth v. Burger King Holdings, Inc. et. al., Case No. 10-48424CA05 and Vijayalakshmi Venkataraman v. John W. Chidsey, et. al., Case No. 10-48402CA13, by purported stockholders of the Company, in connection with the Offer and the Merger. Each of the complaints names as defendants the Company, each member of the Company Board (the “Individual Defendants”) and 3G Capital. The suits allege that the Individual Defendants breached their fiduciary duties to the Company’s stockholders in connection with the proposed sale of the Company and that 3G Capital and the Company aided and abetted the purported breaches of fiduciary duties. The complaint filed on behalf of Belle Cohen includes, among others, allegations that the Individual Defendants have failed to explore alternatives to the Offer, that the consideration to be received by the holders of shares is unfair and inadequate; and that the proposed transaction employs a process that does not maximize stockholder value. The complaints filed on behalf of Melissa Nemeth and Darcy Newman generally allege that the Individual Defendants breached their fiduciary duties by engaging in self-dealing and obtaining for themselves personal benefits not shared equally by the other holders of shares. Those complaints include allegations that the consideration to be received by the holders of shares is unfair and inadequate, and that the proposed transaction employs a process which renders it unlikely that a higher bid will emerge for the Company. The complaint filed on behalf of Vijayalakshmi Venkataraman generally alleges that the Individual Defendants breached their fiduciary duties by pursuing a transaction that fails to maximize stockholder value. The complaint includes, among others, allegations that the 40-day “go-shop” period is inadequate and the proposed transaction is intended to enable the Company’s private equity investors to “dump” their shares. Each of the complaints seeks injunctive relief and one complaint also seeks compensatory damages. The Plaintiffs in all four actions have filed a joint agreed motion to consolidate these actions and to appoint plaintiff’s co-lead counsel. In addition, the Company has filed a motion to transfer the actions to the Complex Business Litigation Section of the Court, which Plaintiffs have agreed not to oppose.

On September 8, 2010, another putative stockholder class action suit captioned Roberto S. Queiroz v. Burger King Holdings, Inc., et al., Case No. 5808-VCP was filed in the Delaware Court of Chancery against the Individual Defendants, Burger King, 3G, 3G Capital, Parent, and Purchaser. The complaint generally alleges that the Individual Defendants breached their fiduciary duty to maximize stockholder value by entering into the proposed transaction via an unfair process and at an unfair price, and that the Merger Agreement contains provisions that unreasonably dissuade potential suitors from making competing offers. The complaint further alleges that the Individual Defendants engaged in self-dealing and obtained for themselves personal benefits not shared equally by the stockholders. Specifically, the complaint includes allegations that the “Top-Up” will likely lead to a short form merger without obtaining stockholder approval, that the termination fees are unreasonable that the “no shop” restriction impermissibly constrains the Company’s ability to communicate with potential acquirers, and that the consideration to be received by the Company’s stockholders is unfair and inadequate. The complaint also alleges that the Company and 3G aided and abetted these alleged breaches of fiduciary duty. The complaint seeks class certification, injunctive relief, including enjoining the Merger and rescinding the Merger Agreement, unspecified damages, and costs of the action as well as attorneys’ and experts’ fees. The Company and the Individual Defendants filed an answer to the complaint on September 9, 2010, substantially denying the allegations of wrongdoing contained therein. 3G filed its answer in this action on September 15, 2010.

The Company believes the aforementioned complaints are completely without merit, and intends to vigorously defend them.

Certain Company Projections.

The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, the Company provided to Parent, the Purchaser and Lazard in August 2010, in connection with their due diligence review, management’s internal non-public stand-alone fiscal 2011 financial forecasts

(the “Fiscal 2011 P&L Projections”) which are summarized below. The Company also provided to Morgan Stanley and Goldman Sachs for their use in connection with the rendering of their fairness opinions to the Company Board and performing their related financial analysis, as described under “Item 4. Opinions of Financial Advisors”, non-public five-year standalone financial forecasts that had been prepared by management for internal planning purposes and that are subjective in many respects. The Company has included below a summary of a subset of these five-year forecast which assumes that the Company implements its previously announced plan to refranchise approximately half of the Company restaurant portfolio in the next three to five years (the “Five-Year Projections”). The Company believes that the Five-Year Projections, which incorporate the impact of the refranchising strategy, are the projections that reflect the current operating plan for the Company on a go-forward standalone basis. The Company Board also considered other projections prepared by management, including those that excluded the impact of the refranchising strategy and those that applied alternative macroeconomic assumptions, but came to the conclusion that the Five-Year Projections were the most realistic. In addition, the Company provided to Morgan Stanley and Goldman Sachs certain stand-alone fiscal 2011 free cash flow forecasts which are summarized below (the “Free Cash Flow Projections”, and collectively, with the Fiscal 2011 P & L Projections and the Five-Year Projections, the “Projections”). The Fiscal 2011 P & L Projections were based on the 2011 fiscal plan adopted by the Board, and adjusted for one-month of actual results, while the Five-Year Projections and the Free Cash Flow Projections were not so adjusted.

The Projections have been prepared by, and are the responsibility of, the Company’s management. The Projections were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). KPMG LLP, the Company’s independent registered public accounting firm, has not audited, compiled or performed any procedures with respect to the Projections and does not express an opinion or any form of assurance related thereto. The summary of the Projections is not being included in this Statement to influence a stockholder’s decision whether to tender shares of Company Common Stock in the Offer, but is being included because the Fiscal 2011 Projections were made available by the Company to Parent, the Purchaser and Lazard and the Five-Year Projections and the Cash Flow Projections were provided to Morgan Stanley and Goldman Sachs, as described under “Item 4. Opinions of Financial Advisors”.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the Five-Year Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Statement should not be regarded as an indication that the Company or any of its affiliates, advisors, officers, directors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of the Company or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved. The Company has made no representation to Parent, the Purchaser or their affiliates, in the Merger Agreement or otherwise, concerning the Projections.

In light of the foregoing factors and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue, if any, reliance on the Projections.

Fiscal 2011 Projections

The following is a summary of the Fiscal 2011 Projections (dollars in millions, except per share information):

FY 2011 Estimate

Revenues
Company	$1,846.1
Franchise	566.2
Property	114.5

Total Revenues	2,556.8
Company Restaurant expenses	(1,628.8)
Selling, general and administrative expenses	(513.5)
Other Income and Expenses	(5.7)
Operating Income	348.4
Net Interest Expense	(49.9)
Income Tax Expense	(107.5)

Net Income	$191.1
Earnings per share
Net Income -basic	$1.41
Net Income — diluted	$1.39
EBITDA(1)	$465.8

The key assumptions underlying the summary Fiscal 2011 Projections include:

•	Comparable Sales of 1.6%

•	Comparable Traffic of 1.3%

•	Commodities inflation continues

•	Competition for value will continue

•	Global economic and financial market recovery uncertain

•	Re-franchising will reduce Sales, EBITDA, and EPS in the short term

•	Re-financing of outstanding debt will negatively impact Interest Expense/Net Income/EPS

Cash Flow Projections

The following is a summary of the Cash Flow Projections (dollars in millions):

FY 2011
Estimate

EBITDA(1)	$463
Cash Interest Expense, net	(50)
Cash Tax Expense	(103)
FX Hedging	—
Other non-cash losses/gains	29
Changes in working capital	3
Other long-term assets/liabilities	2

Operating Cash Flow	$344

Maintenance Capital Expenditures	(24)

Free Cash Flow	321

Five-Year Projections

The following is a summary of the Five-Year Projections (dollars in millions, except per share information):

	FY 2011	FY 2012	FY 2013	FY 2014	FY 2015

Revenue	$2,574	$2,102	$1,884	$1,910	$2,024
EBIT	351	426	465	528	589
Profit Before Tax	299	363	409	478	549
EPS	1.40	1.69	1.91	2.23	2.56
EBITDA(1)	464	518	563	620	685

(1)	EBITDA is a non-GAAP financial measure. EBITDA is defined as earnings (net income) before interest, taxes, depreciation and amortization, and is used by management to measure operating performance of the business. The Company also uses EBITDA as a measure to calculate certain incentive based compensation and certain financial covenants related to the Company’s credit facility and as a factor in the Company’s tangible and intangible asset impairment test. Management believes EBITDA is a useful measure as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, selling, general and administrative expenses and other operating income and expense.

The key assumptions underlying the summary Five-Year Projections include:

•	Refranchising a total of 689 restaurants over the 5 year period, comprising of 105 in fiscal year 2011, 342 in fiscal year 2012, 240 in fiscal year 2013 and 45 in fiscal year 2014

•	Comparable Sales of 1.6% in fiscal year 2011, 2.7% in fiscal year 2012, 2.8% in fiscal year 2013, 2.9% in fiscal year 2014 and 2.8% in fiscal year 2015

•	Comparable Traffic of 1.3% for all years presented

•	Royalty Rate of 4.5% on all refranchised restaurants

•	Excludes 36% Estimated Tax Rate for all years presented

•	137.3 million weighted average shares outstanding for all years presented and no dilutive effect of compensation grants

•	Cash benefits of $258 million over the five-year period, including approximately $110 million in cash proceeds from the refranchising of the Company restaurants and $148 million in reduced capital expenditures. However the run-rate EBIT set forth above excludes any impact from the re-investment of any cash proceeds.

The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained elsewhere in this Statement, the Offer to Purchase and the Company’s public filings with the SEC.

Forward-Looking Statements.

Certain statements made in this Statement that reflect management’s expectations regarding future events and economic performance are forward-looking in nature and, accordingly, are subject to risks and uncertainties. These forward-looking statements include without limitation statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; projected financial information; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These forward-looking statements are only predictions based on the Company’s current expectations and projections about future events. Important factors could cause the Company’s actual results, level of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. These factors include those risk factors set forth in filings with the SEC, including the Company’s annual and quarterly reports, and the following: uncertainties as to the timing of the closing of the Offer and Merger; uncertainties as to how many of the Company’s stockholders will tender their shares of Company Common Stock in the Offer; risks that the Offer and Merger will not close because of a failure to satisfy one or more of the closing conditions and that the Company’s business will have been adversely impacted during the pendency of the Offer; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, franchisees, customers, vendors and other business partners; risks that stockholder litigation in connection with the Offer and Merger may result in significant costs of defense, indemnification and liability; and the risk that competing offers will be made.

These risks are not exhaustive and may not include factors which could adversely impact the Company’s business and financial performance. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for the Company’s management to predict all risk factors, nor can it assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although the Company believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any responsibility to update any of these forward-looking statements to conform its prior statements to actual results or revised expectations.

ITEM 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit
No.	Description

(a)(1)	Offer to Purchase, dated September 16, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Blue Acquisition Holding Corporation and Blue Acquisition Sub, Inc., filed with the Securities and Exchange Commission on September 16, 2010 (the “Schedule TO”)).
(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(4)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

Exhibit
No.	Description

(a)(6)	Joint Press Release issued by Blue Acquisition Holding Corporation, Blue Acquisition Sub, Inc. and Burger King Holdings, Inc. on September 2, 2010 (incorporated by reference to Exhibit 99.1 to the Burger King Holdings, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2010).
(a)(7)	Letter to Employees from the Chief Executive Officer of Burger King Holdings, Inc., dated September 2, 2010 (incorporated by reference to Exhibit 99.2 to the Burger King Holdings, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2010).
(a)(8)	Letter to Franchisees from the Chief Executive Officer of Burger King Holdings, Inc., dated September 2, 2010 (incorporated by reference to Exhibit 99.3 to the Burger King Holdings, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2010).
(a)(9)	Letter to Vendors and Suppliers from the Chief Executive Officer of Burger King Holdings, Inc., dated September 2, 2010 (incorporated by reference to Exhibit 99.4 to the Burger King Holdings, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2010).
(a)(10)	Opinion of Morgan Stanley, dated September 1, 2010 (included as Annex I to this Schedule 14D-9).
(a)(11)	Opinion of Goldman Sachs, dated September 2, 2010 (included as Annex II to this Schedule 14D-9).
(a)(12)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex III to this Schedule 14D-9).
(a)(13)	Summary Advertisement as published in The New York Times on September 16, 2010 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).
(a)(14)	Letter, dated September 16, 2010, from John W. Chidsey to the stockholders of Burger King Holdings, Inc.
(a)(15)	Voicemail Transcript recorded by John W. Chidsey, Chief Executive Officer and Chairman of the Board of Burger King Holdings, Inc. and sent to the Company’s employees and franchisees worldwide on September 10, 2010 (incorporated by reference to Schedule 14A filed with the Securities and Exchange Commission on September 13, 2010).
(a)(16)	Joint Press Release issued by Blue Acquisition Holding Corporation, Blue Acquisition Sub, Inc. and Burger King Holdings, Inc. on September 16, 2010 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO).
(e)(1)	Agreement and Plan of Merger, dated as of September 2, 2010, among Blue Acquisition Holding Corporation, Blue Acquisition Sub, Inc. and Burger King Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Burger King Holdings, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on September 3, 2010).
(e)(2)	Limited Guaranty, dated as of September 2, 2010, delivered by 3G Special Situations Fund II, L.P. in favor of Burger King Holdings, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(3)	Equity Commitment Letter, dated as of September 2, 2010, from 3G Special Situations Fund II, L.P. to Blue Acquisition Holding Corporation (incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(e)(4)	Non-Disclosure and Standstill Agreement, dated as of April 26, 2010, between 3G Capital Partners Ltd. and Burger King Holdings, Inc.
(e)(5)	Amendment No. 1, dated as of September 1, 2010, to the Amended and Restated Employment Agreement by and between Burger King Corporation and John W. Chidsey, dated as of April 1, 2010 (incorporated by reference to Exhibit 10.62 to the Burger King Holdings, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on September 3, 2010).
(e)(6)	Amendment No. 1, dated as of September 1, 2010, to the Amended and Restated Employment Agreement by and between Burger King Corporation and Ben Wells, dated as of December 8, 2008 (incorporated by reference to Exhibit 10.63 to the Burger King Holdings, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on September 3, 2010).
(e)(7)	Amendment No. 1, dated as of September 1, 2010, to the Amended and Restated Employment Agreement by and between Burger King Corporation and Anne Chwat, dated as of December 8, 2008 (incorporated by reference to Exhibit 10.64 to the Burger King Holdings, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on September 3, 2010).

Exhibit
No.	Description

(e)(8)	Amendment No. 1, dated as of September 1, 2010, to the Amended and Restated Employment Agreement by and between Burger King Corporation and Peter Smith, dated as of December 8, 2008 (incorporated by reference to Exhibit 10.65 to the Burger King Holdings, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on September 3, 2010).
(e)(9)	Amended and Restated Employment Agreement by and between John W. Chidsey and Burger King Corporation, dated April 1, 2010 (Incorporated by reference to the Burger King Holdings, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 30, 2010).
(e)(10)	Amended and Restated Employment Agreement by and between Ben K. Wells and Burger King Corporation, dated December 8, 2008 (Incorporated by reference to the Burger King Holdings, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission on August 27, 2009).
(e)(11)	Amended and Restated Employment Agreement by and between Anne Chwat and Burger King Corporation, dated December 8, 2008.
(e)(12)	Amended and Restated Employment Agreement by and between Peter Smith and Burger King Corporation, dated December 8, 2008.
(e)(13)	Amended and Restated Employment Agreement by and between Charles M. Fallon and Burger King Corporation, dated December 8, 2008 (Incorporated by reference to the Burger King Holdings, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission on August 27, 2009).
(e)(14)	Amended and Restated Employment Agreement by and between Julio Ramirez and Burger King Corporation, dated December 8, 2008.
(e)(15)	Employment Agreement by and between Natalia Franco and Burger King Corporation, dated May 4, 2010.
(e)(16)	Indemnity Agreement by and between Natalia Franco and Burger King Corporation, dated May 4, 2010.
(e)(17)	Employment Agreement by and between Kevin Higgins and Burger King Corporation, dated July 10, 2009.
(e)(18)	Stockholder Tender Agreement, dated as of September 2, 2010, by and between Burger King Holdings, Inc. and certain private equity funds controlled by Bain Capital Partners (Incorporated by reference to Exhibit 99.1 to the Burger King Holdings, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on September 3, 2010).
(e)(19)	Stockholder Tender Agreement, dated as of September 2, 2010, by and between Burger King Holdings, Inc. and certain private equity funds controlled by the Goldman Sachs Funds (Incorporated by reference to Exhibit 99.2 to the Burger King Holdings, Inc.Current Report on Form 8-K filed with the Securities and Exchange Commission on September 3, 2010).
(e)(20)	Stockholder Tender Agreement, dated as of September 2, 2010, by and between Burger King Holdings, Inc. and certain private equity funds controlled by TPG Capital (Incorporated by reference to Exhibit 99.3 to the Burger King Holdings, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on September 3, 2010).
(e)(21)	Form of Amended and Restated Shareholders’ Agreement by and among Burger King Holdings, Inc., Burger King Corporation, TPG BK Holdco LLC, GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P., Bridge Street Special Opportunities Fund 2000, L.P., Stone Street Fund 2000, L.P., Goldman Sachs Direct Investment Fund 2000, L.P., GS Private Equity Partners 2000, L.P., GS Private Equity Partners 2000 Offshore Holdings, L.P., GS Private Equity Partners 2000-Direct Investment Fund, L.P., Bain Capital Integral Investors, LLC, Bain Capital VII Coinvestment Fund, LLC and BCIP TCV, LLC (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-131897) filed with the Securities and Exchange Commission on May 2, 2006).

Annex I  — Morgan Stanley Opinion Letter dated September 1, 2010

Annex II — Goldman Sachs Opinion Letter dated September 2, 2010

Annex III — Information Statement dated September 16, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

BURGER KING HOLDINGS, INC.

By:	/s/ John W. Chidsey
Name:     John W. Chidsey

Title:	Chairman and Chief Executive Officer

Dated: September 16, 2010

Annex I

September 1, 2010

Board of Directors
Burger King Holdings, Inc.
5505 Blue Lagoon Drive
Miami, Florida 33126

Members of the Board:

We understand that Burger King Holdings, Inc. (“Burger King” or the “Company”), Blue Acquisition Holding Corporation (the “Buyer”), and Blue Acquisition Sub, Inc., a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated September 1, 2010 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”) of the Company for $24.00 per share in cash (the “Consideration”), and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of the Company Common Stock, other than shares held in treasury, shares held by the Buyer or Acquisition Sub or shares as to which dissenters’ rights have been perfected, will be converted into the right to receive the Consideration. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

1) Reviewed certain publicly available financial statements and other business and financial information of the Company;

2) Reviewed certain internal financial and operating data concerning the Company;

3) Reviewed certain financial projections prepared by the management of the Company;

4) Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5) Reviewed the reported prices and trading activity for the Company Common Stock;

6) Compared the financial performance of the Company and the price and trading activity of the Company Common Stock with that of certain other comparable publicly-traded companies and their securities;

7) Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8) Participated in certain discussions and negotiations among representatives of the Company, the Buyer, certain parties and their respective financial and legal advisors;

9) Reviewed the Merger Agreement, drafts of equity and debt commitment letters, substantially in the forms of the drafts dated August 31, 2010 and September 1, 2010, respectively, from certain lenders and other parties (the “Commitment Letters”) and certain related documents; and

10) Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions and that the Buyer will obtain financing in accordance with the terms set forth in the Commitment Letters. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and the Company and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to solicit and did not solicit interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any of the parties, other than the Buyer, which expressed interest to Morgan Stanley in the possible acquisition of the Company or certain of its constituent businesses.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Buyer and the Company in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer or its affiliates, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. This opinion does not in any manner address the prices at which the Company Common Stock will trade at any time. In addition, we express no opinion or recommendation as to whether the holders of shares of the Company Common Stock should tender such shares in the Tender Offer, how such holders should vote at any shareholders’ meeting that may be held in connection with the Merger or whether such holders should take any other action with respect to the Tender Offer or the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Carmen Molinos
Carmen Molinos
Managing Director

Annex II

PERSONAL AND CONFIDENTIAL

September 2, 2010

Board of Directors
Burger King Holdings, Inc.
5505 Blue Lagoon Drive
Miami, FL 33126

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Blue Acquisition Holding Corporation (“Blue”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Burger King Holdings, Inc. (the “Company”) of the $24.00 per Share in cash to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of September 2, 2010 (the “Agreement”), by and among Blue, Blue Acquisition Sub, Inc., a wholly owned subsidiary of Blue (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $24.00 in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer or if the Tender Offer does not close, under circumstances specified in the Agreement, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares directly owned by the Company as treasury stock or by Blue or Acquisition Sub, or any Appraisal Shares (as defined in the Agreement)) will be converted into the right to be paid $24.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Blue, any of their respective affiliates and third parties, including affiliates and portfolio companies of 3G Capital Partners Ltd., an affiliate of Blue (“3G”), and TPG Capital (“TPG”) and Bain Capital, LLC (“Bain”), each a significant shareholder of the Company, or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transactions”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transactions. We expect to receive fees for our services in connection with the Transactions, the principal portion of which is contingent upon consummation of the Transactions, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time. We have also provided from time to time and are currently providing certain investment banking to Bain and its affiliates and portfolio companies for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint lead arranger for a new term loan (aggregate principal amount of $250,000,000) for SunGard Data Systems Inc., a portfolio company of Bain, in September 2008; as joint bookrunner on a high yield offering (aggregate principal amount of $1,100,000,000) for Warner Music Group, a portfolio company of Bain, in May 2009; as joint bookrunner on high yield offerings (aggregate principal amount of $2,900,000,000) for HCA Inc., a portfolio company of Bain, in April 2009 and March 2010; as joint bookrunner with respect to a high yield offering (aggregate principal amount of $2,500,000,000) for Clear Channel Communications Inc., a portfolio company of Bain, in December 2009; and as joint lead arranger with respect to a term loan (aggregate principal amount of $1,500,000,000) for Warner Chilcott Plc, a portfolio company of Bain, in August 2010. In addition, we have provided from time to time and are currently providing certain investment banking services to TPG and its affiliates and portfolio companies for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner on a notes offering (aggregate principal amount of $1,500,000,000) by TXU Electric Delivery Company, a portfolio company of TPG, in September 2008; as a joint lead arranger for a term loan (aggregate principal amount of $250,000,000) for SunGard Data Systems Inc., a portfolio company of TPG, in September 2008; as financial advisor to ALLTEL Corporation, a former portfolio company of TPG, in connection with its sale in January 2009; and as co-manager of a high yield offering (aggregate principal amount of $1,000,000,000) by Harrah’s Entertainment Inc., a portfolio company of TPG, in May 2009. We may also in the future provide investment banking services to the Company, its affiliates and 3G, TPG, Bain and their respective affiliates and portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. (the “GS Funds”) currently own, in the aggregate, approximately 10.3% of the outstanding Shares and receive certain management fees from the Company. In connection with the Transactions, the GS Funds have entered into a Sponsor Tender Agreement (as defined in the Agreement). Goldman, Sachs & Co. may be deemed to directly or indirectly own the Shares which are owned directly or indirectly by the GS Funds. Sanjeev K. Mehra, a Managing Director of Goldman, Sachs & Co., is a director of the Company. Affiliates of Goldman, Sachs & Co. also may have co-invested with 3G, TPG, Bain and their respective affiliates from time to time and may have invested in limited partnership units of affiliates of 3G, TPG and Bain from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement, annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended June 30, 2010; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, including the Refranchise Plan, which was approved for our use by the Company (such Refranchise Plan being referred to as the “Forecast”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have also reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the restaurant industry specifically and in other industries generally; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us; and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecast has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to our analysis. We also have assumed that the Transactions will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $24.00 per Share in cash to be paid to the holders (other than Blue and its affiliates) of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transactions or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transactions, including, without limitation, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the $24.00 per Share in cash to be paid to the holders (other than Blue and its affiliates) of Shares pursuant to the Agreement or otherwise. In addition, we are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Blue or the ability of the Company or Blue to pay their respective obligations when they become due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transactions and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $24.00 per Share in cash to be paid to the holders (other than Blue and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/  Goldman, Sachs & Co.
     (Goldman, Sachs & Co.)

Annex III

BURGER KING HOLDINGS, INC.
5505 BLUE LAGOON DRIVE
MIAMI, FLORIDA 33126

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE
REQUESTED NOT TO SEND US A PROXY

Burger King Holdings, Inc. (“Burger King Holdings,” the “Company,” “we” or “our”) is mailing this Information Statement on or about September 16, 2010 to holders of our common stock as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). The Schedule 14D-9 relates to our position with respect to the tender offer by Blue Acquisition Sub, Inc., a Delaware corporation (“Sub”) and a wholly-owned subsidiary of Blue Acquisition Holding Corporation, a Delaware corporation (“Parent”), for all of our issued and outstanding shares of common stock. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to at least a majority of the seats on our Board of Directors. Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of September 2, 2010, by and among the Company, Parent and Sub (the “Merger Agreement”).

Pursuant to the Merger Agreement, Sub commenced a cash tender offer on September 16, 2010 to purchase all of our issued and outstanding shares at a price of $24.00 per share, net to the holder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated September 16, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The initial expiration date of the Offer is 12:00 midnight, New York City time, on October 14, 2010, subject to extension in certain circumstances as required or permitted by the Merger Agreement. At that time, if all conditions to the Offer have been satisfied or waived, Sub will purchase all shares validly tendered pursuant to the Offer and not validly withdrawn. Copies of the Offer to Purchase and the related Letter of Transmittal have been mailed with the Schedule 14D-9 to shareholders and are filed as exhibits to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “SEC”) on September 16, 2010.

The Merger Agreement provides that, upon acceptance for payment of shares pursuant to and subject to the conditions of the Offer, Parent shall be entitled to designate, from time to time, to serve on the Board, such number of directors as will give Parent representation equal to at least that number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Board of Directors (giving effect to the directors elected or appointed pursuant to the right of Parent described in this paragraph) by (ii) the percentage that (A) the number of shares owned by Parent and its subsidiaries (including shares accepted for payment pursuant to the Offer) bears to (B) the number of shares then outstanding. We have agreed to take, upon Parent’s request, all action requested by Parent necessary to cause Parent’s designees to be elected or appointed to the Board of Directors, including obtaining resignations of incumbent directors and increasing the size of the Board of Directors. As a result, Parent will have the ability to designate a majority of our Board of Directors following the consummation of the Offer.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the appointment of Parent’s designees to our Board of Directors. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Parent and Sub’s designees has been furnished to us by Parent, and we assume no responsibility for the accuracy or completeness of such information.

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SUB DESIGNEES

Parent has informed us that it will choose its designees to the Board of Directors from among the persons identified below. The following paragraphs set forth, with respect to each individual who may be designated by Parent as a designee, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years.

Peter Harf

Peter Harf, 63, has served as an independent Board member of Anheuser Busch-InBev since 2002 and as Chairman since 2006. Mr Harf has served as Chief Executive Officer of Joh. A. Benckiser, a German manufacturer and marketer of household and personal care products since 1997. Since 1993 he has served as Chairman of Coty, a global cosmetics group, which is owned by Joh A. Benckiser, Chairman of Labelux, a producer of luxury goods based in Switzerland and Deputy Chairman of Reckitt Benckiser, a leading fast moving consumer goods company.

Paul J. Fribourg

Paul J. Fribourg, 56, has served as the Chairman and Chief Executive Officer of Continental Grain Company, an international agribusiness and investment company with investments in poultry, pork and beef businesses, since 1997. Prior to taking this role at one of the largest privately-held corporations in the United States, he held a variety of positions with increasing responsibility-from Merchandiser and Product Line Manager to Group President and Chief Operating Officer.

Mr. Fribourg has been a director of Loews Corporation, one of the largest diversified holding companies, since 1997. Mr. Fribourg is also a director of Estee Lauder Companies, Inc. He was a director of Smithfield Foods, Inc. from 2007 until 2009, Power Corporation of Canada from 2005 until 2008, Premium Standard Farms, Inc. from 1998 until 2007 and Vivendi Universal, S.A. from 2003 until 2006.

Alexandre Behring

Alexandre Behring, 43, has been Co-founder, Managing Partner and Board Member of 3G Capital since late 2004. Previously, he served as Chief Executive Officer of America Latina Logistica (ALL), Latin America’s largest railroad and logistics company, from July 1998 to December 2004 and served as a member of the Board’s Management Committee since December 1996. Mr. Behring has served as a director of the railroad CSX since 2008.

Previously, Mr. Behring was a Partner and Board Member of GP Investimentos from 1994 to 2004. Prior to that he was the Co-founder and Managing Partner of Modus OSI Technologies.

Bernardo Hees

Bernardo Hees, 40, joined 3G Capital as a Partner in July 2010. Previously, he was Chief Executive Officer of America Latina Logistica (ALL), Latin America’s largest railroad and logistics company, since January 2005 and served on its board of directors. He served as Chief Operating Officer at ALL since November 2003.

Mr. Hees joined ALL in 1998 as a Logistics Analyst, subsequently holding various positions including Operational Planning Manager, Chief Financial Officer and Commercial Officer, and in 2004, held the position of Director-Superintendent.

Carlos Alberto da Veiga Sicupira

Carlos Sicupira, 62, has been Chairman of Lojas Americanas, one of South America’s largest retailers, since 1981, where he served as Chief Executive Officer until 1992. He has been a board member of AmBev since 1990, a board member of Quilmes since 2002, and a member of the Board of Dean’s Advisors of Harvard Business School since 1998.

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Marcel Herrmann Telles

Marcel Herrmann Telles, 60, served as Chief Executive Officer of Companhia Cervejaria Brahma from 1989 to 1999. He is the Co-Chairman of the Board of Directors of AmBev where he has served as a director since 2000. Mr. Telles also serves as Chairman of the Board of Companhia Cervej Brahma and is currently a member of the Board of directors of Lojas Americanas S.A. He has also served as a Director of Quilmes Industrial SA.

Parent has informed us that each of the persons listed above who may be chosen has consented to act as a director of the Company, if so designated.

Parent has informed us that, to the best of its knowledge, none of the persons listed above (1) is currently a director of, or holds any position with, the Company, or (2) has a familial relationship with any directors or executive officers of the Company. We have been advised that, to the best knowledge of Parent, except as disclosed in the Offer to Purchase, none of the persons listed above beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Parent has informed us that, except as disclosed in the Offer to Purchase, to the best of its knowledge, none of the persons listed above has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Parent’s and Sub’s designees may assume office at any time following the purchase by Sub of shares pursuant to the Offer, which purchase cannot be earlier than 12:00 midnight, New York City time, on October 14, 2010, and that, upon assuming office, Parent’s and Sub’s designees will thereafter constitute at least a majority of our Board of Directors. It is currently not known which of our current directors would resign, if any.

INFORMATION CONCERNING OUTSTANDING SECURITIES

Our authorized common stock consists of 300,000,000 shares, par value $0.01 per share. As of September 13, 2010, a total of 136,465,856 shares were issued and outstanding. The shares constitute the only class of our securities that is entitled to vote at a meeting of our shareholders. As of the date of this Information Statement, Parent and its affiliates, including Sub, do not own of record any shares of our common stock.

CORPORATE GOVERNANCE PRINCIPLES, COMMITTEES AND
DIRECTOR INFORMATION CURRENT BOARD OF DIRECTORS

Our Amended and Restated Certificate of Incorporation provides that the number of directors constituting the Board of Directors shall not be fewer than three or more than 15, with the exact number to be fixed by a resolution adopted by the affirmative vote of a majority of the Board. The Board of Directors has fixed the number of directors at 10. The term of office of each director is one year and each director continues in office until he resigns or until a successor has been elected and qualified.

John W. Chidsey, Richard W. Boyce, David A. Brandon, Ronald M. Dykes, Peter R. Formanek, Manuel A. Garcia, Sanjeev K. Mehra, Stephen G. Pagliuca, Brian T. Swette and Kneeland C. Youngblood currently serve as directors. Messrs. Boyce, Pagliuca and Mehra were appointed to the Board of Directors by certain private equity funds affiliated with each of TPG Capital, Bain Capital Partners and Goldman, Sachs & Co. (the “Goldman Sachs Funds”) respectively, pursuant to the Shareholders’ Agreement referred to below under “Corporate Governance Principles.”

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The following table sets forth the name, age, principal occupation of, and other information regarding, each of the current directors of the Company:

John W. Chidsey Director since 2006 Age 48	Mr. Chidsey has served as Chairman of our Board since July 1, 2008 and has served as Chief Executive Officer since April 2006. From September 2005 until April 2006, he served as our President and Chief Financial Officer and from June 2004 until September 2005, he was our President, North America. Mr. Chidsey joined us as Executive Vice President, Chief Administrative and Financial Officer in March 2004 and held that position until June 2004. From January 1996 to March 2003, Mr. Chidsey served in numerous positions at Cendant Corporation (a business and consumer services provider), including Chief Executive Officer of the Vehicle Services Division and the Financial Services Division. Mr. Chidsey is a director of HealthSouth Corporation (a healthcare services provider) and is also a member of the Board of Trustees of Davidson College.
Mr. Chidsey has extensive experience in managing and leading franchised and branded businesses due to his long tenures at Cendant, PepsiCo. and the Company. He also has experience in matters of finance, corporate strategy and senior leadership relevant to large public companies. Mr. Chidsey is a certified public accountant and a member of the Georgia Bar.
Richard W. Boyce Director since 2002 Age 56	Mr. Boyce has been a Partner of TPG Capital L.P. (formerly Texas Pacific Group) based in San Francisco, California since January 1997. Mr. Boyce is a director of LPL Investment Holdings, Inc. (a holding company for one of the largest brokerage firms in the U.S.) and Direct General Corporation (an insurance provider). He has served as a director of On Semiconductor Corp. (a provider of semiconductor and integrated circuit devices) and Gate Gourmet (a provider of airline catering and provisioning services).
Mr. Boyce has financial, operating and management experience gained through his roles as chief executive officer of J. Crew Group, Inc. (a clothing retailer) and as a former chairman of the board of directors of Burger King Corporation. He also has a high level of financial literacy gained through his investment experience as a partner at TPG Capital in addition to knowledge and experience gained through service on the boards of numerous public companies.
David A. Brandon Director since 2003 Age 58	David A. Brandon has served on our Board since September 2003. Mr. Brandon is Director of Athletics at The University of Michigan and has served in that role since March 2010. He previously served as the Chairman and CEO of Domino’s Pizza in Ann Arbor, Michigan from March 1999 through March 2010. Mr. Brandon is a director of The TJX Companies (a discount retailer of apparel and home fashion), Domino’s Pizza, Kaydon Corporation (a designer and manufacturer of engineered performance products) and DTE Energy (a technology provider for residential and commercial electric natural gas). He previously served as a director of Northwest Airlines.
Mr. Brandon has experience in senior leadership and management roles in various businesses operating in global markets and spanning a diverse range of products and services, including retail pizza delivery and distribution through his role as the CEO of Domino’s Pizza for more than 10 years. The Board benefits from Mr. Brandon’s breadth of knowledge and insight into the management of rapid growth and global expansion, marketing, advertising, brand management and operations.

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Ronald M. Dykes Director since 2007 Age 63	Mr. Dykes has been a director since April 2007 and lead independent director since April 2010. Mr. Dykes most recently served as Chief Financial Officer of BellSouth Corporation, a position he retired from in 2005. Prior to his retirement, Mr. Dykes worked for BellSouth Corporation and its predecessor entities in various capacities for over 34 years. Mr. Dykes is a director of American Tower Corporation (an operator of wireless communication towers), and from October 2000 through December 31, 2005, also served as a director of Cingular Wireless, most recently as Chairman of the Board.
Mr. Dykes has management experience in communications network operations and engineering, financial expertise with companies in the wireless communications sector, substantial experience as a director for public companies and years of experience providing strategic development and advisory services to global companies.
Peter R. Formanek Director since 2003 Age 67	Mr. Formanek has been a private investor since May 1994. Mr. Formanek is a co-founder and retired President of AutoZone, Inc. He is a director and member of the audit committee of KAR Auction Services (a leading wholesaler of used and salvaged vehicles). He previously served as a director of Perrigo, Co. (a manufacturer and marketer of over-the-counter drugs), Borders Group, and The Sports Authority.
Mr. Formanek has financial, operating and management experience gained through his role as the co-founder and President of Autozone, Inc. He also has experience as a director of private and public companies and has served as a member of the audit committee of another public company. His current role as a private investor enables him to bring the investor’s perspective to our Board.
Manuel A. Garcia Director since 2003 Age 67	Mr. Garcia has served as President and Chief Executive Officer of Atlantic Coast Management, Inc., an operator of various restaurants in the Orlando, Florida area, since 1996. Mr. Garcia is Chairman of the Board of Culinary Concepts, Inc. (a food processing company) and is a member of the Board of Trustees of Florida State University.
Mr. Garcia has experience in the restaurant industry as a former franchisee of Burger King® and as an operator of other restaurant chains and concepts. The Board benefits from Mr. Garcia’s breadth of knowledge and insight into restaurant operations and his financial literacy gained through his ownership and management of various business enterprises.
Sanjeev K. Mehra Director since 2002 Age 51	Mr. Mehra has been with Goldman, Sachs & Co. in New York, New York since 1986, and has been a Managing Director since 1996. Mr. Mehra is a director of SunGard Capital Corp. (“SCC”), SunGard Capital Corp. II (“SCC II”), SCC’s subsidiary, and SunGard Data Systems, Inc (collectively, a software and processing solutions company), ARAMARK Corporation (a provider of uniform and career apparel), First Aviation Services, Inc. (a fixed base operator), Sigma Electric Manufacturing Corp. (a manufacturer of custom electric fittings), KAR Auction Services, Inc. and Hawker Beechcraft, Inc. (a manufacturer of piston, turboprop and jet aircraft). Mr. Mehra has served as a director of Hexcel Corp. (a manufacturer of advance composite materials) and Nalco Holding Co. (a water treatment and process improvement company).
Mr. Mehra has management, leadership and financial expertise gained through his experience in the financial services industry. The Board benefits from Mr. Mehra’s experience as a managing director in the private equity area and the corporate finance department of Goldman, Sachs & Co and his experience as a director of other multinational public and private companies.

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Stephen G. Pagliuca Director since 2010 Age 55	Stephen G. Pagliuca served on our Board from December 2002 through September 21, 2009. He resigned briefly in September 2009 to run for political office and was reappointed on January 20, 2010. Mr. Pagliuca has served as a Managing Director of Bain Capital Partners, LLC since 1989. Mr. Pagliuca is a director of HCA (Hospital Corporation of America), Gartner, Inc. (a technology research and advisory firm) and the Weather Channel. Mr. Pagliuca has served as a director of Warner Chilcott Limited (an international pharmaceutical company), Quintiles Transitional Corp. (a contract research company for biotech and pharmaceutical companies), FCI, S.A. (a manufacturer of electronic and optical connectors) and Epoch Senior Living, Inc. (an assisted living and senior healthcare company).
Mr. Pagliuca has management and leadership experience as a managing director of Bain Capital Partners, LLC. The Board benefits from Mr. Pagliuca’s experience in developing the turnaround practice at Bain Capital, his experience as a director of other multinational public and private companies and his experience as a senior accountant and tax specialist with a public accounting firm.
Brian T. Swette Director since 2003 Age 56	Mr. Swette served as Non-Executive Chairman of our Board from April 2006 to June 30, 2008. Mr. Swette served as Chief Operating Officer of eBay from 1998 to 2002 and has been a private investor since 2002. Mr. Swette is a director of Jamba, Inc. (a chain of smoothie restaurants) and Shutterfly Inc. (an Internet-based social expression and personal publishing service). Mr. Swette is also a director of the following private companies: The FRS Company (maker of nutraceutical energy products) and Care.com (an online source for caregiver services). Mr. Swette previously served as a director of TheLadders.com (an online marketplace for professional employees).
Mr. Swette brings to the Board his executive and management experience as well as significant knowledge of Internet companies and consumer industries. Mr. Swette’s marketing skills brings a relevant perspective to our Board of Directors and management.
Kneeland C. Youngblood Director since 2004 Age 54	Mr. Youngblood is a founding partner of Pharos Capital Group, L.L.C., a private equity firm focused on health care, business services and opportunistic investments, and has served as managing partner since January 1998. Mr. Youngblood is a director of Starwood Hotels and Resorts Worldwide, Inc., Gap Inc. and Energy Future Holdings (formerly TXU) (an electric utility company).
Mr. Youngblood’s experience on the boards of two other consumer-facing public companies and several private companies and his experience as the founding partner of Pharos Capital Group, L.L.C. give him a wide range of experience in a number of industries.

Director Independence

The NYSE listing standards require that a majority of the members of our Board of Directors be independent and that our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee be composed of only independent directors. As of November 19, 2008, each of those committees was and continues to be composed entirely of independent directors.

The Board of Directors is responsible for determining the independence of our directors. Under the NYSE listing standards, a director qualifies as independent if the Board of Directors affirmatively determines that the director has no material relationship with us. While the focus of the inquiry is independence from management, the Board is required to broadly consider all relevant facts and circumstances in making an independence determination. The NYSE listing standards permit the Board to adopt and disclose standards to assist the Board in making determinations of independence. Accordingly, the Board has adopted, as a part of our Corporate Governance Guidelines, director independence standards to assist it in making independence determinations. The Board also considers the recommendations of the Nominating and Corporate Governance

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Committee which reviews information disclosed by the directors on annual director and officer (“D&O”) questionnaires prepared by us and completed by the directors.

On August 19, 2010, our Board conducted evaluations of Richard W. Boyce, David A. Brandon, Ronald M. Dykes, Peter R. Formanek, Manuel A. Garcia, Sanjeev K. Mehra, Stephen G. Pagliuca, Brian T. Swette and Kneeland C. Youngblood under the NYSE listing standards and the director independence standards set forth in our Corporate Governance Guidelines (collectively, the “Independence Standards”) and other applicable independence standards as described below. The Board affirmatively determined that each of Messrs. Boyce, Brandon, Dykes, Formanek, Garcia, Mehra, Pagliuca, Swette and Youngblood is independent.

In conducting its evaluations of Messrs. Brandon, Dykes, Formanek, Swette and Youngblood, the Board determined that none of these directors has a direct or indirect material relationship with us and that each satisfies the Independence Standards. In connection with determining Mr. Garcia’s independence, the Board considered lease payments for a BurgerKing® restaurant in the amount of $110,661.72 paid by our subsidiary Burger King Corporation to Mr. Garcia’s sister. Our Board determined that the receipt of the lease payments by Mr. Garcia’s sister does not constitute a direct or indirect material relationship with us and that Mr. Garcia satisfies the Independence Standards discussed above.

In conducting its evaluations of Messrs. Boyce, Mehra and Pagliuca, the Board determined that none of these directors has a direct or indirect material relationship with us and that each satisfies the Independence Standards. In making its determinations the Board considered Messrs. Boyce, Mehra and Pagliuca’s positions with TPG Capital, Goldman Sachs & Co, and Bain Capital Partners, respectively; the Shareholders’ Agreement with the private equity funds controlled by TPG Capital, Bain Capital Partners and the Goldman Sachs Funds (collectively, the “Sponsors”); and other related person transactions involving Goldman, Sachs & Co. and the Sponsors previously disclosed in our SEC filings. As a result of this evaluation and the recommendation of the Nominating and Corporate Governance Committee, the Board affirmatively determined that Messrs. Boyce, Mehra and Pagliuca do not have any direct or indirect material relationship with us and satisfy the Independence Standards.

Since Messrs. Dykes, Formanek and Garcia serve on our Audit Committee, the Board also considered whether they satisfied the independence standards mandated by Section 301 of the Sarbanes-Oxley Act and those set forth in Rule 10A-3 of the Exchange Act, which we refer to as the Audit Committee Independence Standards. Our Board also considered the recommendation of the Nominating and Corporate Governance Committee. As a result of this evaluation and the recommendation of the Nominating and Corporate Governance Committee, our Board affirmatively determined that Messrs. Dykes, Formanek and Garcia are independent under the Audit Committee Independence Standards.

Corporate Governance Principles

Our Board of Directors has adopted Corporate Governance Guidelines (the “Guidelines”) to assist the Board in exercising its responsibilities. The Guidelines are reviewed and revised by the Board as it deems necessary and appropriate and were last revised on June 3, 2010. The Guidelines and the charter for each of the standing committees of the Board are posted on our website at www.bk.com in the Company Info — Investor Relations section and are available in print to any shareholder who requests a copy by contacting our Investor Relations department at 305-378-7696 or by sending a written request to Burger King Holdings, Inc., Investor Relations, 5505 Blue Lagoon Drive, Miami, Florida 33126.

The Guidelines and the charter for the Nominating and Corporate Governance Committee set forth our policies with respect to Board composition, membership qualifications, responsibilities, size, management oversight, committees and operations. The Nominating and Corporate Governance Committee considers the following criteria when recommending nominees for director: high personal and professional ethics, integrity and values; expertise that is useful to us and complementary to the background and experience of the other members of the Board; ability to devote the time necessary for the diligent performance of duties and responsibilities of Board membership; willingness to represent the long-term interests of all shareholders and objectively appraise management’s performance; possession of sound judgment to provide prudent guidance with respect to the operations and interests of the Company; and diversity and other relevant factors as the

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Board may determine. The Nominating and Corporate Governance Committee considers possible candidates for nominees for director from many sources, including from management and shareholders. The committee considers nominees recommended by shareholders, provided that the shareholder complies with the procedure set forth in our bylaws which is described in “Advance Notice Requirements for Shareholder Submission of Nominations and Proposals.” Other than the submission requirements set forth in our bylaws, the Nominating and Corporate Governance Committee evaluates all nominees based on the same criteria.

We are subject to a Shareholders’ Agreement with the private equity funds controlled by the Sponsors. The Shareholders’ Agreement provides for (i) the right of each Sponsor to appoint two members to our Board, (ii) the right of each Sponsor, with respect to each committee of the Board other than the Audit Committee, to have at least one Sponsor director on each committee, and (iii) Sponsor directors to constitute a majority of the membership of each committee and for the chairman of each committee to be a Sponsor director, to the extent that such directors are permitted to serve on such committees under SEC and NYSE rules applicable to the Company. See “Board Committees” for more information on the composition of each of the Board committees and see “Certain Relationships and Related Person Transactions” for more information on the Shareholders’ Agreement, including the stock ownership thresholds required to be maintained by the private equity funds controlled by the Sponsors in order for them to retain these Board of Director and Board committee appointment rights. Although each Sponsor has elected to limit its representation on the Board to one seat, each Sponsor retains the right to appoint two directors to the Board. As of September 16, 2010, the private equity funds controlled by the Sponsors owned approximately 31% of the Company’s common stock.

The non-management directors regularly schedule executive sessions of the Board and each of the committees in which management does not participate. The lead independent director leads executive sessions. The Chairmen of the Audit, Compensation and Nominating and Corporate Governance Committees also lead executive session discussions on matters within the purview of those committees.

Communication with Directors

Shareholders and other parties interested in communicating directly with the Chairman of the Board or with the non-management directors may do so by writing to: Chairman of the Board, c/o Anne Chwat, General Counsel and Secretary, Burger King Holdings, Inc., 5505 Blue Lagoon Drive Miami, FL 33126. All communications should include the name, address, telephone number and email address (if any) of the person submitting the communication and indicate whether the person is a shareholder of the Company.

The Board has approved a process for handling correspondence received by the Company and addressed to the Chairman or to non-management members of the Board. Under that process, the General Counsel and Secretary of the Company reviews all such correspondence and maintains a log of and forwards copies of correspondence that, in the opinion of the General Counsel and Secretary, deals with the functions of the Board or committees thereof or that she otherwise determines requires their attention. The General Counsel and Secretary may screen frivolous or unlawful communications and commercial advertisements. Directors may review the log maintained by the General Counsel and Secretary at any time.

Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of the Company’s internal audit department and handled in accordance with procedures established by the Audit Committee with respect to such matters.

Board and Committee Meeting Attendance and Annual Shareholders’ Meeting Attendance

The Board held six meetings during the fiscal year ended June 30, 2010 (“fiscal 2010”). Each director attended at least 75% of the aggregate of (a) the total number of meetings of the Board during fiscal 2010, and (b) the total number of meetings held by all committees of the Board on which the directors served during fiscal 2010.

Although we do not have a specific policy regarding director attendance at our annual meeting of shareholders, all directors are encouraged to attend. We do so by, among other things, holding our annual

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meeting of shareholders on the same date as one of the Board meetings. All of our directors except Sanjeev Mehra and Brian Swette attended the 2009 annual meeting of shareholders.

Board Leadership Structure, Board Diversity, Board Oversight of Risk and Board Committees

Board Leadership Structure

The Board is led by John W. Chidsey in his role as Chairman. He also serves as Chief Executive Officer of the Company. The Board also has designated Ronald M. Dykes as lead independent director to complement the Chairman’s role, and to serve as the principal liaison between the independent directors and the Chairman. Mr. Dykes’ other duties as lead independent director include (i) presiding over executive sessions; (ii) collaborating with the Chairman on agendas for Board meetings; (iii) serving as a principal liaison between management and the independent Directors; (iv) being available for consultation and direct communication with stockholders; (v) calling meetings of independent directors; and (vi) recommending retention of Board advisors and consultants.

The Board recently reviewed its leadership structure and concluded that its current structure is the appropriate one for the Company at this time. Specifically, the Board determined that in light of the Company’s business strategy and the strength of its overall governance practices, a combined Chairman/CEO role will more effectively unify the Board and management around the specific initiatives to support the Company’s business strategy. The Board continues to separately evaluate Mr. Chidsey annually in each of his roles, and has retained the discretion to separate the Chairman/CEO roles at any time if the Board believes it would better serve the interests of the Company. The Board also concluded that its lead independent director position effectively balances any risk of concentration of authority that may exist with a combined Chairman/CEO position.

Board Diversity

The Nominating and Corporate Governance Committee considers diversity in its search for the best candidates to serve on the Board of Directors. The Committee looks to incorporate diversity into the Board through variety in demographics, skills and experiences, including operational experience, and viewpoints, all with a view toward identifying candidates that can best assist the Board with its decision making. The Committee believes that the current Board of Directors reflects diversity on a number of these factors. Although diversity is a component of our director selection criteria described in our Corporate Governance Guidelines and the Nominating and Corporate Governance Committee charter, the Nominating and Corporate Governance Committees does not have a written policy regarding diversity in identifying director candidates.

Board Oversight of Risk

The Company has implemented a comprehensive enterprise risk management (ERM) process designed to identify, manage and mitigate against potential risks to the business. The Board is actively engaged in overseeing and reviewing the Company’s ERM process. Periodically, the executive team reports to the Board on the ERM process including, but not limited to the following: (i) the inventory and coordination of risk assessments; (ii) the prioritization and selection of critical risks; (iii) the assignment of risk owners; (iv) the development of action plans to address critical risks; (v) the evaluation of the status of the implementation of the action plans; and (vi) the identification of available and needed resources.

The Board is also actively engaged in overseeing and reviewing the Company’s strategic direction and objectives, taking into account (among other considerations) the Company’s risk profile and exposures.

The Board conducts an in-depth review of the business, which includes consideration of strategic, operational, competitive, financial, compliance and other risk exposures. The Board also annually reviews leadership development initiatives and short and long-term succession plans for the Chief Executive Officer and other senior management positions, including in the event of unanticipated vacancies in those offices.

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Board oversight is also effected through three committees: the Audit, Compensation, and Nominating and Corporate Governance Committees. Each of the committees operates under a written charter that details each committee’s responsibilities and scope of authority.

Although the Board as a whole has responsibility for risk oversight, these Committees also oversee the Company’s risk profile and exposures relating to matters within the scope of their authority and report to the Board about their deliberations. The Audit Committee considers audit, accounting and compliance risk, and it receives reports from internal audit, finance and accounting, corporate tax and the General Counsel and Chief Ethics and Compliance Officer as well as the Company’s outside auditors. The Audit Committee is also responsible for oversight of the Company’s major financial exposures, and the steps management has taken to monitor and control such exposures. The Compensation Committee considers the level of risk inherent in our compensation programs, including incentive compensation programs in which the CEO and other employees participate. The Nominating and Corporate Governance Committee monitors potential risks to the effectiveness of the Board, notably Director succession and Board composition, and the principal policies that guide the Company’s governance.

We conducted a risk assessment of our compensation programs for our employees, including those relating to our executive compensation programs, to determine if the programs’ provisions and operations create undesired or unintentional risk of a material nature. Our risk assessment included a detailed qualitative and quantitative analysis of our compensation programs in which employees, including our executive officers, from our corporate offices, regional restaurant support centers and Company restaurants may participate. We also considered how our compensation programs compare, from a design perspective, to compensation programs maintained by other companies. We discussed the findings of our risk assessment with the Compensation Committee. Based upon the assessment, we believe that our compensation policies and practices do not encourage excessive or unnecessary risk taking and are not reasonably likely to have a material adverse effect on the Company. Please refer to the Compensation Discussion and Analysis, or CD&A, for a discussion of the Compensation Committee’s oversight of risk associated with our compensation policies and practices.

Board Committees

The Board of Directors has established an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and an Executive Committee. The members of each committee are appointed by the Board of Directors and serve one year terms. Each committee has established a written charter which sets forth the committee’s purpose, membership criteria, powers and responsibilities and provides for the annual evaluation of the committee’s performance. The charters for the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee were last revised on November 19, 2009. The charter for the Executive Committee was last revised on June 3, 2010. Copies of all of our committee charters are available on our website at www.bk.com in the Investor Relations-Corporate Governance section and are available in print to any shareholder who requests a copy by contacting our Investor Relations department at 305-378-7696 or by sending a written request to Burger King Holdings, Inc., Investor Relations, 5505 Blue Lagoon Drive, Miami, Florida 33126.

Audit Committee

The Audit Committee assists the Board in its oversight of (i) the integrity of our financial statements, (ii) the qualifications, independence and performance of our independent registered public accounting firm, (iii) the performance of our internal audit function, and (iv) compliance by us with legal and regulatory requirements and our compliance program. The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm.

The current members of the Audit Committee are Messrs. Ronald M. Dykes (Chairman), Peter R. Formanek and Manuel A. Garcia. The Board of Directors has determined that (i) Messrs. Dykes, Formanek and Garcia are independent directors under the Independence Standards and the Audit Committee Independence Standards, and (ii) all of the members of the Audit Committee are “financially literate” as defined by the NYSE rules. The Board of Directors also has determined that Mr. Dykes possesses “financial management

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expertise” under the NYSE rules and qualifies as an “audit committee financial expert” as defined by the applicable SEC regulations.

The Audit Committee held seven meetings in fiscal 2010.

Compensation Committee

The Compensation Committee (i) sets our compensation philosophy and oversees compensation and benefits policies generally, including establishing, reviewing and making recommendations with respect to any incentive compensation and equity-based plans that are subject to approval by the Board of Directors, (ii) oversees and sets the compensation and benefits arrangements of our Chief Executive Officer, the CEO Direct Reports (as defined in the CD&A) and members of the Board of Directors, (iii) evaluates the performance of the CEO and CEO Direct Reports, and (iv) reviews our management succession plan.

The Compensation Committee has the authority under its charter to engage the services of outside advisors, experts and others to assist the Compensation Committee. In accordance with this authority, the Compensation Committee has engaged Mercer Inc. (“Mercer”), as an outside compensation consultant, to advise the Compensation Committee on matters related to director and executive compensation. Pursuant to its engagement by the Compensation Committee, Mercer:

•	advises the Committee Chairman on management proposals as requested;

•	assists the Committee Chairman in establishing the calendar and agenda items for Committee meetings, reviews meeting materials and attends Committee meetings;

•	reviews the Company’s total compensation philosophy, peer group and competitive positioning for reasonableness and appropriateness;

•	reviews the Company’s total executive compensation program and advises the Compensation Committee of plans or practices that might be changed to improve effectiveness;

•	provides market data and recommendations on CEO compensation without prior review by management except for necessary fact checking;

•	reviews drafts of the CD&A and related tables;

•	proactively advises the Compensation Committee on best-practice ideas for Board governance of executive compensation; and

•	undertakes special projects at the request of the Committee Chairman.

The Company also retained its own compensation consultant, Compensation Advisory Partners LLC (“CAP”). The services conducted by CAP complement the services provided by Mercer and include:

•	conducting a risk assessment of our incentive compensation programs;

•	reviewing outside director compensation;

•	providing advice and analysis on our equity usage relative to market and assisting with changes to equity plans; and

•	providing advice on incentive plan design.

Further details regarding the role that Mercer played in our executive compensation-setting practices and decisions are provided in the CD&A. In addition, please refer to the “CD&A — Role of Executives in Establishing Compensation” for a discussion regarding the role that executive officers play in our executive compensation practices and decisions.

The Compensation Committee may delegate its authority to subcommittees or the Chairman of the Compensation Committee when it deems appropriate and in our best interests. Additionally, the charter provides that the Compensation Committee may delegate to one or more of our officers the authority to make grants under our incentive compensation or other equity-based plans to any person other than the

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Chief Executive Officer, the CEO Direct Reports (as defined in the CD&A) or any officer covered by Section 16 of the Exchange Act (“executive officers”). Further details are provided in the CD&A.

The current members of the Compensation Committee are Messrs. Stephen Pagliuca (Chairman), Peter R. Formanek and Sanjeev K. Mehra. Mr. Pagliuca served on the Compensation Committee as its Chairman from July 1, 2009 until September 21, 2009. On September 21, 2009, Mr. Pagliuca resigned from the Board of Directors and the Compensation Committee to run for political office. From September 21, 2009 until January 19, 2010, the Compensation Committee was composed of Messrs. Mehra (Chairman) and Formanek. On January 20, 2010, the Board determined that Mr. Pagliuca was independent under the Independence Standards, and he was reappointed to the Board and to the Compensation Committee as its Chairman, effective January 20, 2010.

The Compensation Committee held six meetings in fiscal 2010.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee has the authority under its charter to (i) identify and recommend potential candidates qualified to become board members, review and evaluate current directors for re-nomination to the Board and recommend directors for appointment or re-appointment to board committees, (ii) make recommendations to the Board of Directors as to independence determinations, (iii) assist the Board of Directors in determining the skills and qualities of individuals for Board membership, (iv) review the composition of the Board of Directors to determine appropriateness of adding or removing individuals, and (v) review and assess the adequacy of, and oversee compliance with, the Guidelines.

Please refer to “Corporate Governance Principles” above for a discussion of the Nominating and Corporate Governance Committee’s policy with regard to the consideration of nominees for director, including the consideration of nominees by shareholders and the criteria used to evaluate nominees. Please refer to “Advance Notice Requirements for Shareholder Submission of Nominations and Proposals” for a discussion of the procedures that shareholders are required to follow in order to submit nominees for consideration by the Nominating and Corporate Governance Committee.

The current members of the Nominating and Corporate Governance Committee are Messrs. Sanjeev K. Mehra (Chairman) and David A. Brandon.

The Nominating and Corporate Governance Committee held two meetings in fiscal 2010.

Executive Committee

The Executive Committee has authority under its charter to exercise the powers and rights of the Board and to take any action that could be taken by the Board (except if prohibited by applicable law or regulation) if the amounts associated with such actions do not individually exceed $25 million, other than intercompany transactions which are unlimited as to amount.

The current members of the Executive Committee are Messrs. Richard W. Boyce (Chairman), John W. Chidsey, Ronald M. Dykes, Sanjeev K. Mehra and Stephen Pagliuca. Mr. Pagliuca was a member of the Executive Committee until he resigned from the Board and the Executive Committee on September 21, 2009. Mr. Pagliuca was reappointed to the Executive Committee on January 20, 2010. Mr. Dykes was appointed to the Executive Committee on June 4, 2010.

The Executive Committee did not hold any meetings in fiscal 2010.

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AUDIT COMMITTEE REPORT

The Audit Committee has: (i) reviewed and discussed the audited consolidated financial statements of the Company with management; (ii) discussed with KPMG, the Company’s independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards 61 (Communication with Audit Committees), as modified or supplemented; (iii) received the written disclosures and the letter from KPMG required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG’s communications with the Audit Committee concerning independence; and (iv) discussed with KPMG the firm’s independence. The Audit Committee considered whether the provision of non-audit services by KPMG was compatible with maintaining such firm’s independence. After reviewing the services provided by KPMG, including all non-audit services, the Audit Committee, in accordance with its charter, appointed KPMG as the independent registered public accounting firm of the Company for the fiscal year ending June 30, 2011.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2010 for filing with the SEC.

Respectfully submitted,

THE AUDIT COMMITTEE
Ronald M. Dykes, Chairman
Peter R. Formanek
Manuel A. Garcia

August 18, 2010

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AUDIT FEES AND SERVICES

The following table sets forth fees for professional services rendered by KPMG for the annual audit of our financial statements for the years ended June 30, 2010 and 2009 and fees billed for other services rendered by KPMG for such years. There were no fees billed by KPMG for the years ended June 30, 2010 and 2009 that would fall under the categories of “Tax Fees” or “All Other Fees”.

	Fiscal Year
Fee Category	2010	2009
	(In thousands)	(In thousands)

Audit Fees(1)	$3,267	$3,643
Audit-Related Fees(2)	129	151
Total Fees	3,396	3,794

(1)	Annual audit fees primarily consist of fees for the audits of the consolidated financial statements and the review of the interim condensed quarterly consolidated financial statements. This category also includes fees for statutory audits required by the tax authorities of various countries and accounting consultations and research work necessary to comply with Public Company Accounting Oversight Board standards. In fiscal 2010 and 2009, audit fees also included amounts related to the audit of the effectiveness of internal controls over financial reporting and attestation services.

(2)	Audit-Related Fees primarily consist of the fees for financial statement audits of our marketing fund and gift card subsidiary.

Pre-approval Policy

Pursuant to its written charter, the Audit Committee pre-approves all audit services and permitted non-audit services to be performed by our independent registered public accounting firm. The Audit Committee has adopted a pre-approval policy under which the Audit Committee has delegated to its chairman the authority to approve services valued at up to $50,000 per engagement. All such decisions to pre-approve audit and permitted non-audit services are presented to the full Audit Committee at the next scheduled meeting.

All audit and permitted non-audit services and all fees associated with such services performed by our independent registered public accounting firm in fiscal 2010 were approved by the full Audit Committee or approved by the chairman of the Audit Committee consistent with the policy described above.

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EXECUTIVE OFFICERS

The following table sets forth the name, age and position with the Company of each of our current executive officers who is not also a director of the Company:

Name	Age	Position

Natalia Franco	48	Global Chief Marketing Officer
Ben K. Wells	56	Chief Financial Officer
Julio A. Ramirez	56	EVP, Global Operations
Peter C. Smith	54	EVP, Chief Human Resources Officer
Anne Chwat	51	EVP, General Counsel and Secretary
Charles M. Fallon, Jr.	48	President, North America
Kevin Higgins	47	President, EMEA

Natalia Franco has served as our Global Chief Marketing Officer, since May 2010. From August 2006 until May 2010, she was Vice President, Global Marketing and Innovation, McDonald’s Division, at The Coca Cola Company. Before joining The Coca-Cola Company, Ms. Franco served as USA Vice President Cereal — Strategic Growth Channels with the Big G Cereal Division at General Mills from July 2004 until July 2006. From November 1995 until July 2004, Ms. Franco held various marketing responsibilities at General Mills and Pillsbury.

Ben K. Wells has served as our Chief Financial Officer since April 2006. From May 2005 to April 2006, Mr. Wells served as our Senior Vice President and Treasurer. From June 2002 to May 2005 he was a Principal and Managing Director at BK Wells & Co., a corporate treasury advisory firm in Houston, Texas. From June 1987 to June 2002, he was at Compaq Computer Corporation, most recently as Vice President, Corporate Treasurer. Before joining Compaq, Mr. Wells held various finance and treasury responsibilities over a 10-year period at British Petroleum.

Julio A. Ramirez has served as our EVP, Global Operations since September 2008. Mr. Ramirez has worked for Burger King Corporation for 25 years. From January 2002 to September 2008, Mr. Ramirez served as our President, Latin America. During his tenure, Mr. Ramirez has held several positions, including Senior Vice President of U.S. Franchise Operations and Development from February 2000 to December 2001 and President, Latin America from 1997 to 2000.

Peter C. Smith has served as our EVP, Chief Human Resources Officer since December 2003. From September 1998 to November 2003, Mr. Smith served as Senior Vice President of Human Resources at AutoNation.

Anne Chwat has served as our EVP, General Counsel and Secretary since September 2004. In June 2008, Ms. Chwat also began serving as a board member and President of the Have It your Way® Foundation, the charitable arm of the Burger King system. From September 2000 to September 2004, Ms. Chwat served in various positions at BMG Music (now SonyBMG Music Entertainment), including as Senior Vice President, General Counsel and Chief Ethics and Compliance Officer.

Charles M. Fallon, Jr. has served as our President, North America since June 2006. From November 2002 to June 2006, Mr. Fallon served as Executive Vice President of Revenue Generation for Cendant Car Rental Group, Inc. Mr. Fallon served in various positions with Cendant Corporation, including Executive Vice President of Sales for Avis Rent-A-Car, from August 2001 to October 2002.

Kevin Higgins has served as our President, EMEA since August 2009. From April 2004 through February 2009, he served as General Manager, Yum! Brands Europe and Russia Franchise Business Unit. From November 1, 2001 through April 2004, Mr. Higgins served as Director of Development and Franchise Recruitment for Yum! Brands Europe.

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COMPENSATION DISCUSSION AND ANALYSIS

Overview

This Compensation Discussion and Analysis, or CD&A, describes our compensation philosophy, how the Compensation Committee establishes executive compensation, the objectives of our various compensation programs, how performance metrics are selected and evaluated for the various components of our compensation programs and how the performance of our CEO and other NEOs is evaluated and results in the level of compensation awarded under the various components of our compensation program. In connection with our proposed merger with 3G, the Compensation Committee has made various decisions with respect to outstanding cash and equity awards and employment agreements that we have with certain of our NEOs which will be effective upon consummation of the merger. These actions are discussed in the attached Schedule 14d-9 and are not reflected in this CD&A or the compensation tables.

As used in this CD&A, the following terms have the following meanings:

•	“BKC” is Burger King Corporation, a Florida corporation;

•	the “CEO” is our Chief Executive Officer, John W. Chidsey, who also serves as Chairman of our Board of Directors;

•	the “NEOs” are the following executives:

•	John W. Chidsey, Chairman and CEO;

•	Ben K. Wells, Chief Financial Officer;

•	Anne Chwat, EVP, General Counsel and Secretary;

•	Charles M. Fallon, Jr., President, North America;

•	Peter C. Smith, EVP, Chief Human Resources Officer; and

•	Russell B. Klein, former President, Global Marketing, Strategy & Innovation;

•	the “CEO Direct Reports” are our executives who report directly to the CEO. All of the NEOs (other than the CEO) are CEO Direct Reports; and

•	“Total Direct Compensation” is annual base salary, cash incentives and long-term equity incentives.

Special Note Regarding Determination of NEOs

Mr. Klein entered into a Separation and Release Agreement with BKC, dated November 5, 2009 (the “Separation Agreement”), in which the parties agreed that Mr. Klein’s employment would terminate effective December 15, 2009. Mr. Klein is an NEO as a result of his separation payment and a special equity award granted in fiscal 2010 which was forfeited upon his separation from the Company. The details of Mr. Klein’s Separation Agreement are discussed below in “Agreements with Mr. Klein”.

Our Compensation Philosophy and Objectives

We believe that compensation is an important tool to further our long-term goal of creating shareholder value. As such, our compensation philosophy is based on pay-for-performance principles, which incorporate the Company’s achievement of specific financial goals as well as achievement by employees of individual performance goals. Our compensation programs are designed to support our business initiatives by:

•	rewarding superior financial and operational performance;

•	placing a significant portion of compensation at risk if performance goals are not achieved;

•	aligning the interests of the CEO and the CEO Direct Reports with those of our shareholders; and

•	enabling us to attract, retain and motivate top talent.

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Our compensation policies are aligned with our business strategy. The key elements of our business strategy are:

•	expand worldwide development;

•	invest in our restaurants to drive growth;

•	develop innovative products that support both ends of our barbell menu strategy;

•	employ innovative marketing strategies;

•	enhance restaurant margins and profitability by:

•	achieving our comparable sales and average restaurant sales potential;

•	better utilizing our fixed cost base and exploring ways to mitigate labor, commodity and energy costs; and

•	use proactive portfolio management to drive growth.

Our executive compensation program for all senior executives at the Company, including the NEOs, consists of base salary, annual cash incentives, long-term equity incentives and executive benefits and perquisites. Annual cash and long-term equity incentive programs reward our financial performance compared to goals established for the year. Each year, the Compensation Committee approves worldwide and regional financial goals for these programs. We must achieve at least the minimum financial goals with respect to the annual cash incentive program in order for any payments to be made for that year.

Individual performance objectives are established at the beginning of each fiscal year for all of our employees, including the NEOs. These individual performance objectives are intended to support our business strategy and inclusion and leadership development initiatives. Our inclusion and leadership development initiatives are designed to reinforce the importance of developing our employees, while respecting and embracing all of the differences we bring to the Burger King® brand.

The Compensation Committee recommends, and the Board approves, individual performance objectives for the CEO each fiscal year. The CEO, assisted by the Chief Human Resources Officer, then establishes individual performance objectives for each CEO Direct Report, including the NEOs (other than the CEO, which is determined by the Compensation Committee, and the Chief Human Resources Officer, which is determined by the CEO) based on the objectives that the Board has set for the CEO. Performance against these pre-established objectives is evaluated by the Compensation Committee following the end of each fiscal year. The annual cash incentive for all participants (assuming we have achieved at least our minimum financial goals) and the long-term equity incentive for all participants other than the CEO may be adjusted based on individual performance.

Oversight of Executive Compensation Programs

Role of Compensation Committee

The Compensation Committee is composed entirely of outside directors and is responsible to the Board of Directors and our shareholders for establishing and overseeing our compensation philosophy and for overseeing our executive compensation policies and programs generally. As part of this responsibility, the Compensation Committee:

•	administers our executive compensation programs;

•	evaluates the performance of the CEO and the CEO Direct Reports;

•	oversees and sets compensation for the CEO and the CEO Direct Reports;

•	makes decisions relating to the issuance of equity to executive officers; and

•	reviews our management succession plan.

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The Compensation Committee is responsible for all decisions relating to the issuance of equity to our executive officers. However, the Board of Directors approves all compensation decisions relating to the CEO.

The Compensation Committee’s charter describes the Compensation Committee’s responsibilities. The Compensation Committee and the Board of Directors review the charter annually. The charter was last revised on November 19, 2009.

Role of Compensation Consultant

Under its charter, the Compensation Committee is authorized to engage the services of outside advisors, experts and others. For fiscal 2010, the Compensation Committee again engaged Mercer as an outside compensation consultant to advise the Compensation Committee on matters related to executive compensation. During fiscal 2010, Mercer assisted the Compensation Committee’s executive compensation-setting process by:

•	Reviewing those companies that comprise our peer group and advising the Compensation Committee on the appropriate levels of adjustment necessary for comparative purposes;

•	Providing a competitive analysis of Total Direct Compensation for our CEO and the CEO Direct Reports against our peer group (described below);

•	Providing analysis and advice with respect to the evaluation of the renewal of the employment agreements for our CEO and our CEO Direct Reports;

•	Assisting in the design of our compensation programs for executives and Board members;

•	Reviewing the effectiveness of our compensation programs, including our annual and long-term incentive programs, against those of our peer group;

•	Providing data to support our current incentive plan parameters and measures;

•	Reviewing our compensation plans to ensure that the design for fiscal 2010 will be competitive as compared to our industry and peer group;

•	Reviewing the Compensation Committee’s fiscal 2010 calendar;

•	Assisting in compliance with SEC disclosures regarding executive compensation; and

•	Reviewing this CD&A.

Peer Group Comparison

To establish Total Direct Compensation levels for our CEO and the CEO Direct Reports, the Compensation Committee compares our compensation practices and Total Direct Compensation opportunities with those of certain publicly-traded peer companies selected by us. It also considers data reported in various compensation surveys. In making determinations about compensation, however, the Compensation Committee places greater emphasis on the following factors specific to the relevant individual and his or her role:

•	performance and long-term potential;

•	nature and scope of the individual’s responsibilities and his or her effectiveness in supporting our long-term goals; and

•	Total Direct Compensation of the individual in relation to other CEO Direct Reports.

We believe that the relative pay of each CEO Direct Report as compared to the pay of each other CEO Direct Report and the CEO is one factor of many to be considered in establishing compensation for our CEO Direct Reports. We have not established a policy regarding the numerical ratio of total compensation of the CEO to that of the CEO Direct Reports, but we do review compensation levels to ensure that appropriate internal pay equity exists. The difference between the CEO’s compensation and that of the CEO Direct Reports reflects the significant difference in the nature and scope of their relative responsibilities. The CEO’s

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responsibilities for management and oversight of a global enterprise are significantly higher than those of the other executives. As a result, the CEO’s compensation is substantially higher than the compensation of our CEO Direct Reports.

Our peer group is focused on other restaurant and franchise companies. We also include companies in the broader consumer products/services industry and companies with a strong global footprint because we recruit executive talent from a more diverse background and we consider international growth to be a key driver of our success. Additionally, as a highly franchised company, the complexity of managing the overall Burger King® system may not be reflected in our actual revenue, so for peer group purposes, we add 50% of the worldwide franchise sales of our system to our total revenue numbers, thereby increasing our annual revenue, for comparison purposes, to approximately $9.3 billion in fiscal 2009. Taking into account this first adjustment, our annual revenue is still less than the median of the peer group. The median revenue for the peer group in calendar year 2009 was $9.8 billion. Consequently, in consultation with Mercer, we adjust the compensation data from the peer group companies for differences in revenue to provide comparable data for our analysis. We review the peer group and make changes as we deem necessary on an annual basis. While the Compensation Committee uses the adjusted compensation data from our peer group as a reference point, it is not, and was not in fiscal 2010, the determining factor in executive compensation decisions. The adjusted compensation data is used primarily to ensure that our executive compensation program as a whole is competitive when the Company achieves targeted performance levels.

For the fiscal 2010 analysis, the companies comprising the peer group and their respective industry groups were:

Peer Group Company	GICS Industry Description

Brinker International, Inc.	Hotels, Restaurants & Leisure
Darden Restaurants, Inc.	Hotels, Restaurants & Leisure
Domino’s Pizza, Inc.	Hotels, Restaurants & Leisure
Marriott International, Inc.	Hotels, Restaurants & Leisure
McDonald’s Corp.	Hotels, Restaurants & Leisure
Nike, Inc.	Textiles, Apparel & Luxury Goods
PepsiCo. Inc.	Beverages
Starbucks Corp.	Hotels, Restaurants & Leisure
Starwood Hotels & Resorts Worldwide, Inc.	Hotels, Restaurants & Leisure
The Coca-Cola Company	Beverages
Wendy’s/Arby’s Group, Inc.	Hotels, Restaurants & Leisure
Wyndham Worldwide Corp.	Hotels, Restaurants & Leisure
Yum! Brands, Inc.	Hotels, Restaurants & Leisure

For fiscal 2011, the peer group will be composed of the same companies set forth above.

Role of Executives in Establishing Compensation

Our Chief Human Resources Officer administers our retirement, severance and other benefit plans and trusts, with oversight and supervision by the Compensation Committee. In addition, our Chief Human Resources Officer makes recommendations to the Compensation Committee regarding job leveling and grading for the CEO, the CEO Direct Reports and other senior level employees. Our CEO and Compensation Committee work together to review our management succession plan for these employees.

The CEO annually reviews the individual performance of each CEO Direct Report and provides the Compensation Committee with (i) evaluations of each CEO Direct Report, including an evaluation of each person’s performance against his or her individual performance objectives and (ii) recommendations regarding any increase in each person’s base salary level, the individual performance rating for purposes of calculating his or her annual cash incentive payment and any long-term equity award.

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The CEO, Chief Human Resources Officer, General Counsel and Vice President of Total Rewards attend Compensation Committee meetings, although they leave the meetings during discussions and deliberations of individual compensation actions affecting them personally and during the Compensation Committee’s executive sessions.

Elements of Compensation and Benefit Programs

To achieve our policy goals, the Compensation Committee utilizes the following components of compensation: base salary, annual cash incentives, long-term equity incentives, benefits and perquisites. Different elements of the total compensation package serve different objectives. Competitive base salaries and benefits are designed to attract and retain employees by providing them with a stable source of income and security over time. Annual cash incentives and long-term equity incentives are performance-based and, in the case of annual cash incentives, will only be paid if we achieve our minimum financial goals for the fiscal year. Moreover, employees who contribute positively towards our business strategy and inclusion and leadership development initiatives can increase the amount of their annual cash incentives and long-term equity incentives based on their individual performance rating. However, the CEO’s annual equity incentive is not subject to adjustment based on individual performance. The use of equity compensation supports the objectives of encouraging stock ownership and aligning the interests of the NEOs with those of our shareholders, as they share in both the positive and negative stock price returns experienced by our shareholders.

The only retirement programs we provide to our NEOs are the ability to participate in BKC’s 401(k) plan and the Executive Retirement Program as described below in the “Executive Benefits and Perquisites” section of this CD&A.

The Compensation Committee uses Total Direct Compensation as its measure when it determines the level and components of compensation for the NEOs. The Compensation Committee reviews the Total Direct Compensation of the NEOs using data provided by Mercer and Company management. For the NEOs, the Compensation Committee places more emphasis on the performance-based components of Total Direct Compensation. Actual payments may vary for the NEOs if the Company exceeds or fails to meet financial and operational targets and may vary for an NEO if he or she exceeds or fails to meet his or her individual objectives. The table below sets forth the percentage of targeted and actual components of Total Direct Compensation for our current NEOs for fiscal 2010:

Total Direct Compensation

					Long-Term Equity
	Base Salary		Annual Cash Incentive		Incentive
Name	Target	Actual	Target	Actual	Target	Actual

John W. Chidsey	17%	21%	17%	13%	67%	67%
Ben K. Wells	31%	38%	22%	16%	47%	46%
Anne Chwat	31%	37%	22%	19%	47%	45%
Charles M. Fallon, Jr.	31%	38%	22%	16%	47%	46%
Peter C. Smith	31%	38%	22%	16%	47%	46%

The Compensation Committee has set the CEO’s variable pay, as a percentage of total pay, significantly higher than that of the other NEOs due to the importance of aligning the interests of the CEO with those of our shareholders and the nature of the CEO’s role and responsibilities as compared to the other NEOs.

Our executive compensation program is designed to encourage and reward behavior that promotes sustainable growth in shareholder value through attainment of annual and long-term goals. For example, our performance-based restricted stock awards are subject to a three-year cliff vesting period, including a one-year performance period. Consequently, executives are incentivized to achieve annual financial targets in order to maximize the number of shares of performance based restricted stock that they will actually receive. The vesting period also encourages executives to consider long-term growth in making decisions, as they will not

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be able to monetize the shares for three years. We believe that this design limits speculative rewards and inappropriate risk taking for short-term results.

Base Salary

We provide base salaries to recognize the skills, competencies, experience and individual performance that each NEO brings to his or her position. The Compensation Committee annually reviews and approves any changes to the base salary of the CEO and each other NEO and submits the CEO’s base salary to the Board of Directors for approval. The Compensation Committee considers various factors such as the relevant employment agreement, the executive’s performance and responsibilities, leadership and years of experience, competitive salaries within the marketplace for similar positions, and his or her total compensation package. In July 2009, in light of the recessionary environment that the Company faced and in line with the Company’s implementation of cost containment strategies to position the Company to effectively operate in the challenging economic environment, the Compensation Committee decided to forgo base salary increases for all executive officers (including the NEOs) for fiscal 2010. In light of continuing economic uncertainty, in July 2010 the Compensation Committee again decided to forgo across-the-board base salary increases for the executive officers and decided to make targeted base salary increases only in those situations where the Compensation Committee believed that for retention purposes it was necessary to bring the executive’s salary into a competitive range. As part of these targeted increases, the base salaries of Messrs. Wells and Fallon were increased by $30,000 and $62,250, respectively, to $525,000 and $500,000. These increases were effective as of July 2, 2010.

Annual Cash Incentive Program

The NEOs are eligible to receive an annual performance-based cash bonus based on the Company’s financial performance, which can be adjusted by their individual performance. Approximately 1,600 Company employees are eligible to participate in this annual cash incentive program. For fiscal 2010, annual cash incentives were awarded under the BKC Fiscal Year 2010 Restaurant Support Incentive Program (the “RSIP”), which was implemented under our 2006 Omnibus Incentive Plan. This annual cash incentive is calculated for each eligible employee as a percentage of his or her base salary, based on Company financial performance and as may be adjusted for individual performance, as set forth below. We must achieve at least the minimum financial goals established for a fiscal year in order for any payments to be made for that year. The formula for determining an eligible employee’s cash incentive under the RSIP (the “Payout Amount”) is:

Annual Base Salary	X	Target Bonus Percentage	X	Overall Business Performance Factor	X	Individual Performance Multiplier	=	Payment Amount

Target Bonus Percentage:  The employment agreement for each NEO establishes the annual target cash bonus opportunity or target bonus for the NEO, expressed as a percentage of his or her then current base salary. For Mr. Chidsey, his target bonus is 100% of base salary, for each of Messrs. Wells, Fallon and Smith and Ms. Chwat their target bonus is 70% of base salary and for Mr. Klein his targeted bonus was 80% of base salary.

Overall Business Performance Factor:  The Overall Business Performance Factor is based on two Company financial performance measures which are equally weighted, as follows:

•	50% on worldwide Company performance, and

•	50% on the Company’s performance in the employee’s geographic area of responsibility, which is either worldwide or regional.

Given the roles and worldwide scope of responsibility of Messrs. Chidsey, Wells, Smith and Klein and Ms. Chwat, the Overall Business Performance Factor for those NEOs was measured on a 100% worldwide basis. The Overall Business Performance Factor for Mr. Fallon, who has regional responsibilities, was measured 50% on a worldwide basis and 50% on his geographic areas of responsibility, which is the North America region.

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In July 2009, the Compensation Committee approved using PBT (profit before taxes) as the measure to determine the Company’s worldwide Company performance and EBITDA as the measure to determine the Company’s regional performance for purposes of calculating the Overall Business Performance Factor under the RSIP. The change was made to increase management’s focus on managing capital through operating and financial decisions, as PBT holds management accountable for controlling costs and increasing profits and is a key driver for total shareholder return. PBT excludes the impact of taxes which only a few employees have the ability to impact. For those employees with regional responsibilities, the use of PBT introduces a second measure for evaluating Company performance, while preserving EBITDA as the measure for regional performance.

In July 2009, the Compensation Committee established a target performance level and a maximum performance level for worldwide PBT and EBITDA for each region. In addition, the Compensation Committee set a threshold performance level for each measure which must be achieved in order for any payments to be made under the RSIP. At the “threshold” performance level, a payout of 50% of target bonus may be earned, at the “target” performance level, a payout of 100% of target bonus may be earned; and at the “maximum” performance level, a payout of 200% of target bonus may be earned. To the extent that the fiscal year worldwide PBT or EBITDA for a region, after adjustment for foreign currency as discussed below, falls between the threshold and target performance levels, the Overall Business Performance Factor would be between 50% and 100%, and if either of these measures falls between the target and maximum performance levels, the Overall Business Performance Factor would be between 100% and 200%. If the adjusted PBT falls below 75% of the target performance level, there would be no payout under the RSIP for that fiscal year. If the adjusted PBT falls below the threshold performance level, there would be no payout for the worldwide portion and if the adjusted EBITDA for a particular region falls below the threshold performance level, then there would be no payment on that portion of the bonus for any officer who had the relevant regional performance included in determining the Overall Business Performance Factor.

Our threshold performance level, target performance level and maximum performance level under the RSIP are based on our Board-approved budget and business plan for the upcoming fiscal year. At the end of the fiscal year, the Compensation Committee adjusts the actual worldwide PBT or regional EBITDA results to bring actual results back to the forecasted currency exchange rates, thereby eliminating any benefit or detriment due to fluctuations in currency exchange rates, which we refer to as “Incentive PBT” and “Incentive EBITDA.”

The tables below set forth the threshold performance level, target performance level and maximum performance level, for worldwide PBT and for North America EBITDA, and the Incentive worldwide PBT and Incentive North America EBITDA for fiscal 2010:

FISCAL 2010 WORLDWIDE PBT PERFORMANCE LEVELS

Threshold	Target	Maximum
Performance Level	Performance Level	Performance Level	Incentive PBT
(In millions)

$259	$305	$338	$271

FISCAL 2010 NORTH AMERICA EBITDA PERFORMANCE LEVELS UNDER RSIP

Threshold	Target	Maximum
Performance Level	Performance Level	Performance Level	Incentive EBITDA
(In millions)

$436	$513	$569	$485

Individual Performance Multiplier:  Assuming that we have achieved at least the threshold financial performance level established for a fiscal year, an eligible employee’s annual cash incentive may be adjusted based on individual performance. For fiscal 2010, our executives’ individual performance was evaluated based on the achievement of business objectives and inclusion and leadership development objectives. In fiscal 2010, this list of individual performance objectives (both quantitative and qualitative) for each NEO other than the CEO included approximately 15 criteria relating to broad business objectives and at least five criteria

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addressing broad inclusion and people development objectives. These business objectives differed for each NEO based on his or her individual responsibilities and the business function, division or group that he or she managed. For Mr. Wells, the business objectives included initiatives to enhance and/or roll-out various P&L enhancements, rationalize global general and administrative costs, and implement various Global Financial Systems, financial reporting and accountability enhancements; for Ms. Chwat, the business objectives included qualitative measures relating to the adoption of initiatives to address issues arising from the Company’s franchising and marketing activities and continued enhancement of governance and compliance processes; for Mr. Fallon, the business objectives included quantitative and qualitative measures relating to the operational performance of the restaurants in his respective region, continued expansion of the region’s restaurant portfolio and enhanced guest experience and franchisee relationships; and for Mr. Smith, the business objectives included qualitative measures designed to increase the effectiveness of Human Resources processes, enhance employee learning and development programs and build a Company-wide culture of fiscal responsibility.

At the end of the fiscal year, the CEO, assisted by the Chief Human Resources Officer, provides the Compensation Committee with a performance rating, on a scale of between 1 and 5, with 5 being the highest possible rating, for each of the business, inclusion and people development objectives for each NEO (other than the CEO, which is determined by the Compensation Committee, and the Chief Human Resources Officer, which is determined by the CEO). Each NEO other than the CEO was then evaluated on 12 leadership and management competencies and the resulting scores were weighted 2/3 for the business objectives and 1/3 for the inclusion and people development objectives to determine their final Individual Performance Multiplier.

For fiscal 2010, the individual performance objectives for the CEO included company-wide financial and operational measures, such as EBITDA, comparable sales and restaurant portfolio growth, as well as initiatives relating to employee morale, succession planning and leadership. However, the Compensation Committee maintains complete discretion in assigning the CEO a performance rating based on his performance and therefore the determination of the CEO’s Individual Performance Multiplier is inherently subjective.

Individual Performance Multipliers range from 0 to 1.25, based on an individual’s performance rating. If the Company achieves the Overall Business Performance Factor at the maximum performance level, and the NEOs achieve the highest individual performance rating, the annual cash bonus earned by each of the NEOs would be as follows (expressed as a percentage of base salary): Mr. Chidsey, 250%; Mr. Klein, 200%; and Ms. Chwat and Messrs. Wells, Fallon and Smith, 175%.

For fiscal 2010, the Compensation Committee evaluated the CEO and reviewed the individual performance evaluations that the CEO completed for each other NEO at the end of fiscal 2010. All of the NEOs rated Individual Performance Multipliers are equal to 1.0.

The fiscal 2010 RSIP payout amounts for the NEOs are set forth in the following table:

2010 RSIP CASH BONUS

		Target Bonus
		as
	Annual	Percentage of	Percentage Payout	Payout
Name	Base Pay ($)	Base Salary	(% of Base Salary)	Amount ($)

John W. Chidsey	1,042,875	100%	62%	649,967
Ben K. Wells	494,709	70%	44%	215,828
Anne Chwat	450,883	70%	44%	196,708
Charles M. Fallon, Jr.	437,750	70%	50%	220,750
Peter C. Smith	437,091	70%	44%	190,691

Long-Term Equity Incentives

We believe that long-term compensation is a critical component of our executive compensation program as a way to foster a long-term focus on our financial results. Long-term compensation is an incentive tool that we and the Compensation Committee use to align the financial interests of executives to the creation of

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sustained shareholder value. We believe that equity incentives are preferable to cash in a long-term plan design because:

•	the ultimate value is impacted by share price gains or losses, linking executive returns to those of shareholders;

•	equity incentives provide an opportunity for executives to increase their stock ownership in us;

•	once vested, stock options provide flexibility for executives in deciding when to exercise their options and recognize income; and

•	equity incentives are a common form of pay in most publicly traded companies, and we use these incentives to remain competitive in attracting and retaining executives.

The Compensation Committee has adopted an Equity Grant Policy and the Board of Directors has adopted Stock Ownership Guidelines. These policies are described below in the “Additional Features of our Executive Compensation Programs” section of this CD&A.

We award annual long-term equity incentives to the NEOs and approximately 200 other executives. For the NEOs, these awards represent the largest component of their Total Direct Compensation. The Compensation Committee established individual target awards for fiscal 2010 based on the executive’s level, base salary, and for all NEOs other than the CEO, the Individual Performance Multiplier established for each executive. Pursuant to his employment agreement, the CEO’s target award is not subject to adjustment based on his individual performance.

For fiscal 2010, the Compensation Committee decided to award a combination of equity grants, with 50% of the value earned paid in the form of stock options and 50% of the value earned paid in the form of performance-based restricted stock awards. This was the same equity mix determined by the Compensation Committee for fiscal 2009. The fiscal 2010 performance-based restricted stock awards are subject to a one-year performance period and then, to the extent earned, will vest 100% on the third anniversary of the grant date, and the fiscal 2010 option awards will vest ratably over four years.

The fiscal 2010 performance-based restricted stock awards for the CEO and other NEOs were subject to an increase or decrease by up to 50% at fiscal year end, based upon the financial performance of the Company during fiscal 2010. For fiscal 2010, the Compensation Committee established PBT as the financial metric by which Company performance would be measured and set the threshold, target and maximum performance levels at the same levels as those used for the RSIP.

For fiscal 2010, our Incentive PBT fell between the threshold and target performance levels. Based on Company performance, there was a 38% downward adjustment in the fiscal 2010 performance-based restricted stock awards granted to the NEOs. Consequently, the number of shares of performance-based restricted stock actually awarded for fiscal 2010, after adjustment for Company performance and the resulting reduction in the number of shares, was as follows: Mr. Chidsey, 70,996; Mr. Wells, 12,629; Ms. Chwat, 11,511; Mr. Fallon, 11,175; and Mr. Smith, 11,158.

In June 2010, the Compensation Committee approved a change to our long term equity incentive program. For fiscal 2011, the Compensation Committee decided to bifurcate the annual performance-based restricted stock grant which comprises 50% of the annual equity award into 25% restricted stock and 25% performance shares for the CEO and the executive vice presidents of the Company, including all NEOs. The restricted stock and performance shares will vest 100% on the third anniversary of the grant date. For fiscal 2010, the target equity awards for the NEOs, after application of the Individual Performance Multiplier and as a percentage of their base salary are as follows: Mr. Chidsey, 400%; Mr. Klein, 200%; and Ms. Chwat and Messrs. Wells, Smith and Fallon, 150%.

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Executive Benefits & Perquisites

In addition to base salary, annual cash bonuses and long-term equity incentives, we provide the following executive benefit programs:

Executive Retirement Program

The Executive Retirement Program (“ERP”) is a non-qualified excess benefits program available to senior-level U.S. employees. This program permits voluntary deferrals of up to 50% of base salary and 100% of cash bonus until retirement or termination of employment. Deferrals become effective once an executive has reached his or her applicable 401(k) contribution limit. Amounts deferred, up to a maximum of 6% of base salary, are matched by us on a dollar-for-dollar basis. Depending on the level at which we achieve specified financial performance goals, accounts under the plan also may be credited by us with up to an additional 4% of base salary at the target performance level and 6% of base salary at the maximum performance level. The financial performance goals for fiscal 2010 were based on PBT to reflect the change made in the measure of worldwide Company financial performance under the RSIP for fiscal 2010. Prior to fiscal 2008, all accounts earned interest at the same fixed interest rate. Beginning in fiscal 2008, all amounts earned interest at a rate that reflects the performance of investment funds that the employee selects from a pool of funds. All of our contributions vest ratably over the three-year period beginning on the date the employee commences employment. After three years of employment, all future Company contributions for the benefit of that employee are fully vested. Our performance-based contribution for fiscal 2010 was 2.49% of base salary for all participating employees.

On July 1, 2007, we established a rabbi trust to invest compensation deferred under the ERP and fund future deferred compensation obligations. We closed the rabbi trust for any new contributions effective September 1, 2009, and all contributions since that date have been and will continue to be made on an unfunded basis. Further details are provided in the 2010 All Other Compensation Table and the 2010 Nonqualified Deferred Compensation Table.

Executive Life Insurance Program

The Executive Life Insurance Program provides life insurance coverage which is paid by us and allows our U.S. executives to purchase additional life insurance coverage at their own expense. Coverage for our NEOs, which is paid by us, is limited to the lesser of $1.3 million or 2.75 times base salary. Further details are provided in the 2010 All Other Compensation Table.

Executive Health Plan

Until April 2010, we offered an Executive Health Plan to all of our NEOs. The Executive Health Plan provided reimbursement for out-of-pocket costs and expenses for deductibles, coinsurance, dental care, orthodontia, vision care, prescription drugs, and preventative care for an NEO and his or her eligible dependents up to an annual maximum of $100,000. Effective April 2010, this plan was terminated and replaced with an increased perquisite allowance.

Perquisites

Each NEO is provided with an annual perquisite allowance to be used at his or her discretion. Until March 30, 2010 , the annual perquisite allowance was $50,000 for Mr. Chidsey and $35,000 for each other NEO. Effective April 1, 2010, the annual perquisite allowance was increased to $63,500 for Mr. Chidsey and $48,500 for each other NEO. In addition to Mr. Chidsey’s annual perquisite allowance, he is entitled to personal use of private charter jet and private car service, which are not subject to tax gross-up. Additional information regarding perquisites provided to the NEOs is set forth in the 2010 Perquisites Table.

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Certain Other Benefits

BKC also maintains a comprehensive benefits program consisting of retirement income and health and welfare plans. The objective of the program is to provide full time employees with reasonable and competitive levels of financial support in the event of retirement, death, disability or illness, which may interrupt the eligible employee’s employment or income received as an active employee. BKC’s health and welfare plans consist of life, disability and health insurance benefit plans that are available to all eligible full-time employees. BKC also provides a 401(k) plan that is available to all eligible full-time employees. The 401(k) plan includes a matching feature of up to 6% of the employee’s base salary.

Other Compensation Committee Actions

From time to time, our Compensation Committee awards special cash or equity grants for retention purposes or to recognize extraordinary performance or disparities in pay. On July 19, 2010, the Compensation Committee approved a special equity grant with a grant date of August 25, 2010 and an aggregate grant date fair value of $360,000 for Mr. Wells. The grant consisted of restricted stock which vests ratably on the anniversary of the grant date over a three year period.

Employment Agreements

We currently have employment agreements with our CEO and each of our officers. We believe that employment agreements provide us protection in an extremely competitive environment by imposing restrictions on an employee’s ability to engage in competitive activities and solicit employees and franchisees. Pursuant to his or her respective employment agreement, the CEO and each of our CEO Direct Reports has agreed (i) not to compete with us during the term of his or her employment and for one year after termination of employment; (ii) not to solicit our employees or franchisees during the term of his or her employment and for one year after termination; and (iii) to maintain the confidentiality of our information. If an executive breaches any of these covenants, we will cease providing any severance and other benefits to the executive and we have the right to require the executive to repay any severance amounts already paid to him or her. See the “Clawback Policy” section of this CD&A for information about our right to recoup economic gains from equity grants if an employee violates any restrictive covenants contained in his or her employment or separation agreement.

Employment Agreement with Mr. Chidsey

We initially entered into an employment agreement with Mr. Chidsey to serve as our Chief Executive Officer on April 6, 2006, which was amended on December 16, 2008 and further amended on April 1, 2010. The initial term of the agreement ended on April 6, 2009. At the end of the term, the agreement automatically extends for additional three-year periods, unless either party provides notice of non-renewal to the other at least six months prior to the expiration of the relevant period. Prior to the notice date, the Compensation Committee evaluated the terms of Mr. Chidsey’s employment agreement and decided that the agreement should be renewed. Consequently, on April 7, 2009, the agreement automatically extended for a period of three years. The current term of the agreement ends on April 6, 2012. Pursuant to his employment agreement, Mr. Chidsey is eligible to receive an annual base salary of $1,042,875, subject to increase by the Compensation Committee, in its sole discretion. The employment agreement provides that Mr. Chidsey’s target annual cash bonus opportunity is 100% of his base salary; however, Mr. Chidsey has the opportunity to earn up to 250% of his base salary if we achieve our financial objectives at the maximum performance level and Mr. Chidsey receives the maximum individual performance rating pursuant to the RSIP. Mr. Chidsey may elect to receive up to 50% of his annual cash bonus in such non-cash form as the Compensation Committee makes available to members of our senior management team. On an annual basis, Mr. Chidsey also is entitled to receive a target annual performance-based equity grant (consisting of restricted stock, stock options or any combination thereof as determined by the Compensation Committee) with a grant date value equal to 400% of his base salary as described in the “Elements of Compensation and Benefit Programs” section of this CD&A. Mr. Chidsey also is entitled to receive an annual perquisite allowance of $63,500, private charter jet usage for business travel (and up to $100,000 per year for personal use) and personal use of a car service. Additional

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information regarding Mr. Chidsey’s private charter jet usage and car service is set forth in the 2010 Perquisites Table.

If Mr. Chidsey’s employment is terminated without cause or he terminates his employment with good reason or due to his death or disability (as such terms are defined in the employment agreement), he will be entitled to receive an amount equal to the sum of four times his base salary if the separation occurs prior to a change in control (or six times his base salary if the separation occurs subsequent to a change in control) and two times the annual amount of his annual perquisites allowance if his separation occurs prior to a change in control (or three times his annual perquisites allowance if the separation occurs subsequent to the change in control). This severance amount will be payable over a period of six months on our regular payroll dates, commencing on the first business day immediately following the six month anniversary of the termination date and ending on the one year anniversary of the termination date. Mr. Chidsey also will be entitled to continued coverage under BKC’s medical, dental and life insurance plans for him and his eligible dependents during the two-year period following termination (or three-year period, if his termination occurs after a change in control). If Mr. Chidsey’s employment is terminated due to his death or disability or during the 24-month period after a change in control of the Company either without cause or for good reason, all options and other equity awards held by Mr. Chidsey will vest in full. Upon termination of his employment for any reason other than for cause, Mr. Chidsey will have one year to exercise all vested awards. Among other events, a resignation for any reason within the 30-day period immediately following the one-year anniversary of a change in control involving a strategic buyer (as determined by the Board) constitutes a termination by BKC without cause under the employment agreement. If any payments due to Mr. Chidsey in connection with a change in control would be subject to an excise tax, we will provide Mr. Chidsey with a related tax gross-up payment, unless a reduction in Mr. Chidsey’s payments by up to 10% would avoid the excise tax. Mr. Chidsey is not entitled to receive an annual bonus or prorated annual bonus for the year of his termination of employment.

Employment Agreements with Ms. Chwat and Messrs. Wells, Fallon and Smith

We have entered into one-year employment agreements with each of Ms. Chwat and Messrs. Wells, Fallon and Smith. At the end of the term, each executive’s employment agreement automatically extends for an additional one-year period and will continue to be so extended unless BKC provides notice of non-renewal at least 90 days prior to the expiration of the relevant period. The employment agreements of each of Ms. Chwat and Messrs. Wells, Fallon and Smith expired on June 30, 2010 and, on July 1, 2010, these agreements automatically extended for a period of one year each.

Pursuant to their respective employment agreements, these NEOs are eligible to receive annual base salaries, which are subject to increase by the Compensation Committee, in its sole discretion. During fiscal 2010, each of Ms. Chwat and Messrs. Wells, Fallon and Smith, was eligible to receive a performance-based annual cash bonus with a target payment equal to 70% of his or her annual base salary if we achieve the target financial objectives set by the Compensation Committee for a particular fiscal year; however, he or she is eligible to receive a performance-based annual cash bonus of up to 175% of his or her base salary if we achieve our financial objectives at the maximum level and he or she receives the maximum individual performance rating pursuant to the RSIP. Each executive also is entitled to receive an annual perquisite allowance and is eligible to participate in our long-term equity programs. Each executive is entitled to receive outplacement services upon termination of employment.

Pursuant to their respective employment agreements, if BKC terminates the executive’s employment without cause or if the executive terminates his or her employment with good reason (as defined in the relevant agreement), he or she will be entitled to receive his or her then current base salary and perquisite allowance for one year, payable in equal installments over a six-month period beginning on the first business day following the six month anniversary of the termination date and ending on the one year anniversary of the termination date and continued coverage for one year under BKC’s medical, dental and life insurance plans for the executive and his or her eligible dependents. In addition, each executive is entitled to receive an additional severance amount equal to the pro-rata bonus that would have been earned if the executive had been employed at the end of the year. This additional severance amount will only be paid to the extent, and when, the Company pays the RSIP bonuses. Additionally, if

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the executive’s employment is terminated at any time within 24 months after a change in control of the Company either without cause or by the executive for good reason, all options held by the executive will become fully vested upon termination and he or she will have 90 days to exercise such options.

The potential payments and benefits to the NEOs in the event of a termination of employment or change in control are described below in the 2010 Potential Payments Upon Termination or Change in Control Table.

Agreements with Mr. Klein

Mr. Klein’s service as President, Global Marketing, Strategy and Innovation ended on December 15, 2009 (the “Separation Date”). In connection with his separation, BKC entered into the Separation Agreement which entitles Mr. Klein to receive (i) a gross payment of $550,000 payable in thirteen equal, bi-weekly installments commencing on BKC’s first regular payroll following May 6, 2010; (ii) a severance amount equal to a prorated cash bonus for fiscal 2010 calculated in accordance with the terms of the RSIP bonus plan, and payable to the extent and when, the Company pays out RSIP bonuses to other employees; (iii) coverage under BKC’s medical, dental and life insurance plans for one year following the Separation Date; and (iv) outplacement services.

Additional Features of our Executive Compensation Programs

Deductibility of Compensation

Section 162(m) of the IRC and the related regulations and other guidance promulgated thereunder, generally limit the tax deductibility of non-performance based annual compensation paid by a publicly-held company to $1,000,000 for the CEO and the next four highest compensated officers of the Company (other than the CFO). Since we became a public company in May 2006, our existing compensation programs have generally been eligible for special relief from this tax rule. While the Compensation Committee takes the impact of 162(m) into consideration in making its decisions, the Compensation Committee does not limit its compensation decisions by the deductibility of such compensation. The Compensation Committee recognizes that in order to attract and retain individuals with superior talent, it may be necessary to pay amounts that are not deductible. During fiscal 2010, certain amounts paid to our CEO were not deductible.

Equity Grant Policy

On February 28, 2007, the Compensation Committee adopted an Equity Grant Policy governing the issuance of equity awards. Under the Equity Grant Policy, the Compensation Committee may delegate to one of our officers the authority to make grants to any person other than the CEO, the CEO Direct Reports or our executive officers.

Under the Equity Grant Policy, our annual employee grants are made on August 21 of each year and our mid-year grants are made on March 21 of each year. The Company, with the approval of the Compensation Committee or pursuant to the delegation of authority described above, also may make additional grants at its discretion. These additional grants are generally made for purposes of recognition and retention, and to newly hired executives, and are to be awarded on the first day of the month following the date of approval of the equity award, or at a later date designated by the approving authority. No grants may be made on any of these predetermined dates if the grant date would fall on or within five days preceding our release of material non-public information. In such event, the grant date must be postponed until the first business day following the release.

Under the Equity Grant Policy, we set the exercise price of options and the fair market value of other equity awards at the closing price of our common stock on the NYSE on the date of the grant, or, if there is no reported sale on the grant date, then on the last preceding date on which any reported sale occurred.

Executive Stock Ownership Guidelines

On September 13, 2007, the Board adopted Executive Stock Ownership Guidelines (the “Guidelines”) establishing minimum equity ownership requirements for our CEO, executive vice presidents and senior vice

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presidents. The purposes of the Guidelines are to align the interests of those executives with the interests of shareholders and further promote our commitment to sound corporate governance. The minimum required ownership is determined as a multiple of the executive’s annual base salary, based upon the executive’s level, as follows: 4 times base salary for our CEO, 2 times base salary for all executive vice presidents, 1.75 times base salary for all regional presidents and one times base salary for all other senior vice presidents.

The Guidelines identify the types of equity that may be considered in determining whether an executive has met the minimum ownership requirement. Executives will have between three and five years to reach the minimum requirement, depending upon the date they commenced employment with us. If an executive does not meet his or her minimum required ownership within the proscribed time period, then until he or she meets the requirement, he or she must retain 100% of all net shares received from the exercise or settlement of equity awards granted under our incentive plans. Once an executive achieves his or her minimum required ownership on or after the applicable deadline, he or she must maintain the minimum required ownership for as long as he or she is an employee.

Clawback Policy

As described in our standard equity award agreements issued after April 2006, the Compensation Committee has the right to seek to recoup economic gains realized during the preceding year from the vesting, exercise or settlement of equity grants from an employee who violates any post-employment restrictive covenants contained in his or her employment or separation agreement, including non-compete and confidentiality obligations.

Compensation Risks

Management and the Compensation Committee have examined the risk profile of our compensation program to ensure that it does not encourage excessive risk-taking. In addition to the risk mitigation measures described in this CD&A, the Compensation Committee believes that the following factors help mitigate risk:

•	Our annual incentive opportunities are capped for each of our NEOs, which limit the incentive for excessive risk-taking;

•	The vesting periods of our equity grants encourage executives to focus on sustained stock price appreciation over the long-term;

•	Performance targets are directly tied to the business plan that is approved by our Board of Directors;

•	Clawbacks are in place for long-term incentive awards;

•	Minimum equity ownership requirements have been established for our CEO, executive vice presidents and senior vice presidents which mitigate the incentive to drive short-term results at the cost of long-term value creation; and

•	The Compensation Committee process provides for transparency and an open dialogue among the members.

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COMPENSATION COMMITTEE REPORT

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussions with management, we have approved the inclusion of the Compensation Discussion & Analysis in this Information Statement.

COMPENSATION COMMITTEE

Stephen G. Pagliuca, Chairman
Peter R. Formanek
Sanjeev K. Mehra

September 9, 2010

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EXECUTIVE COMPENSATION

						Non-Equity
				Stock	Option	Incentive Plan	All Other
Name and			Bonus	Awards(2)	Awards(3)	Compensation(4)	Compensation(5)
Principal Position	Year(1)	Salary ($)	($)	($)	($)	($)	($)	Total ($)

John W. Chidsey	2010	1,042,875	0	2,085,747	2,054,332	649,967	358,419	6,191,340
Chief Executive Officer	2009	1,034,697	0	2,024,993	1,967,403	803,014	316,943	6,147,050
	2008	1,012,500	0	2,024,982	1,916,253	1,306,125	434,190	6,694,050
Ben K. Wells	2010	494,709	0	371,016	365,442	215,828	115,336	1,562,331
Chief Financial Officer	2009	490,830	50,000	360,223	349,978	266,648	115,336	1,633,015
	2008	479,147	0	360,220	340,887	433,711	126,109	1,740,074
Anne Chwat(6)	2010	450,883	0	338,149	333,069	196,708	107,033	1,425,842
EVP, General Counsel
Charles M. Fallon, Jr.	2010	437,750	0	328,298	323,364	220,750	104,029	1,414,191
President, North America	2009	434,317	0	350,622	340,652	222,158	96,527	1,444,276
	2008	425,000	0	318,728	301,625	391,162	128,575	1,565,090
Peter C. Smith(6)	2010	437,091	0	327,804	322,880	190,691	104,016	1,382,482
EVP, HR
Russell B. Klein(7)	2010	253,539	0	2,014,979 (7)	1,257,237 (7)	—	774,521	4,300,276
Former President, Global	2009	510,962	0	499,996	485,772	317,240	121,650	1,935,620
Marketing, Strategy & Innovation	2008	500,000	0	499,994	473,143	516,000	146,610	2,135,747

(1)	Please refer to our fiscal 2008 and fiscal 2009 proxy statements and accompanying footnotes for additional information relating to fiscal 2008 and 2009 compensation.

(2)	Amounts shown in this column include the aggregate grant date fair value of restricted stock awards and performance-based restricted stock awards granted in fiscal 2008, fiscal 2009 and fiscal 2010 in accordance with FASB ASC Topic 718. The amounts previously reported for fiscal 2008 and fiscal 2009 have been restated to reflect the aggregate grant date fair value of the grants in accordance with new SEC rules. The amounts reported for the performance-based restricted stock awards assume that the awards are paid out at the probable level, which we determine as our target amount. Assuming that the fiscal 2010 performance-based restricted stock awards are paid out at the maximum level, the grant date fair value of the awards for each NEO would be as follows: Mr. Chidsey, $3,128,621; Mr. Wells, $556,523; Ms. Chwat, $507,224; Mr. Fallon, $492,447; Mr. Smith $491,706; and Mr. Klein, $772,487. The assumptions and methodology used to calculate the grant date fair value for the restricted stock awards are in Note 3 to our Consolidated Financial Statements included in our Form 10-K for fiscal 2010.

(3)	Amounts shown in this column include the aggregate grant date fair value of option awards granted in fiscal 2008, fiscal 2009 and fiscal 2010. The amounts previously reported for fiscal 2008 and fiscal 2009 have been restated in accordance with new SEC rules. The assumptions and methodology used to calculate the grant date fair value for the options are in Note 3 to our Consolidated Financial Statements included in our Form 10-K for fiscal 2010.

(4)	The amounts reported in this column reflect compensation earned for fiscal 2010, fiscal 2009 and fiscal 2008 performance under the RSIP. We pay cash incentives under the RSIP in the fiscal year following the fiscal year in which they were earned. For fiscal 2010, the Compensation Committee determined that worldwide PBT and North America Incentive EBITDA was between the threshold and target performance levels. Based on these results, the Compensation Committee approved each NEO’s individual performance measures and cash incentive payment, and submitted the CEO’s individual performance measures and cash incentive payment for approval to the Board of Directors. In August 2010, the Board approved the Compensation Committee’s recommendations. Fiscal 2010 cash incentive payments were made in September 2010.

(5)	This column includes the fiscal 2010 perquisites described below in the 2010 Perquisites Table. This column also includes executive medical expenses for all NEOs, life insurance premiums, dividend payments and dividend equivalents earned as described in Footnote 3 to the 2010 All Other Compensation Table, and the Company’s matching and performance-based contributions to the Company’s 401(k) plan and ERP, as described below in the 2010 All Other Compensation Table. This column also includes Mr. Klein’s severance payment in the amount of $618,891 as described below in Footnote 4 to the 2010 All Other Compensation Table.

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(6)	Ms. Chwat and Mr. Smith became NEOs in fiscal 2010. Since they were not NEOs in fiscal 2008 and fiscal 2009, the Summary Compensation Table includes only their fiscal 2010 compensation.

(7)	Mr. Klein’s employment terminated on December 15, 2009. The stock and option awards shown in the Summary Compensation Table were forfeited immediately upon his termination.

Our NEOs received the following perquisites during fiscal 2010:

2010 PERQUISITES TABLE

				Auto
		Perquisite	Personal	Expenses/		Total
		Allowance	Travel	Car Service	Miscellaneous	Perquisites
Name	Year	($)(1)	($)(2)	($)(3)	($)(4)	($)

John W. Chidsey	2010	52,908	122,597	6,848	0	182,353
Ben K. Wells	2010	37,908	0	0	0	37,908
Anne Chwat	2010	37,908	0	0	0	37,908
Charles M. Fallon, Jr.	2010	37,908	0	0	0	37,908
Peter C. Smith	2010	37,908	0	0	3,696	41,604
Russell B. Klein	2010	20,442	0	0	0	20,442

(1)	These perquisite allowances were paid to the NEOs in accordance with their respective employment agreements. Each NEO uses the perquisite allowance at his or her discretion. The amount was calculated at an annual rate of $50,000 for Mr. Chidsey and $35,000 for Messrs Wells, Fallon, Smith and Klein and Ms. Chwat from July 1, 2009 until March 31, 2010 (December 15, 2009 for Mr. Klein). The amount was calculated at an annual rate of $63,500 for Mr. Chidsey and $48,500 for Messrs Wells, Fallon and Smith and Ms. Chwat from April 1, 2010 until June 30, 2010.

(2)	Pursuant to his employment agreement, Mr. Chidsey is entitled to private charter jet usage for personal use of up to $100,000 per year. However, under his employment agreement, only hourly charges and fuel surcharges are to be considered for purposes of this $100,000 allowance. In accordance with SEC guidance, the amounts included in this column have been calculated utilizing the actual invoice amount, which we believe more accurately reflects the incremental cost to the Company for this perquisite. Mr. Chidsey is fully responsible for all taxes associated with his personal use of the Company aircraft. Due to timing of invoicing, Mr. Chidsey’s fiscal 2010 amount exceeded this allowance.

(3)	Mr. Chidsey is entitled to personal use of a car service, and the charges for this perquisite totaled $6,848. Mr. Chidsey is fully responsible for all taxes associated with this perquisite.

(4)	Represents event tickets paid or provided by the Company.

2010 ALL OTHER COMPENSATION TABLE

				Company
				Contributions
				to Retirement	Dividend
			Welfare	and 401(k)	Equivalents
		Perquisites	Plans(1)	Plans(2)	Earned(3)	Severance
Name	Year	($)	($)	($)	($)	($)	Total ($)

John W. Chidsey	2010	182,353	18,424	90,978	66,664	0	358,419
Ben K. Wells	2010	37,908	22,270	43,299	11,859	0	115,336
Anne Chwat	2010	37,908	19,203	38,293	11,630	0	107,033
Charles M. Fallon, Jr.	2010	37,908	18,255	37,178	10,688	0	104,029
Peter C. Smith	2010	41,604	14,812	37,122	10,478	0	104,016
Russell B. Klein	2010	20,442	9,038	15,962	9,235	719,844 (4)	774,521

(1)	Amounts in this column reflect life insurance premiums paid by us and payments made by us under the Executive Health Plan. The amounts for each NEO for fiscal 2010 life insurance premiums and executive health plan are as follows: Mr. Chidsey, $2,336 and $16,089, respectively; Mr. Wells, $6,181 and $16,089,

III-32

respectively; Ms. Chwat, $3,114 and $16,089, respectively; Mr. Fallon, $2,167 and $16,089, respectively; Mr. Smith $4,102 and $10,710 respectively; and Mr. Klein, $3,666 and $16,089 respectively.

(2)	The amounts in this column represent Company matching contributions to the 401(k) plan and the ERP and the Company’s profit sharing contribution to the ERP for fiscal 2010 for the NEOs except for Mr. Klein, for whom the amounts represent only the Company’s matching contribtions to the ERP due to his termination on December 15, 2009, as follows:

Company Matching Contributions to 401 (k) and ERP and Company
Profit Sharing Contribution to ERP

	Fiscal 2010 Company	Fiscal 2010 Company
	Matching Contributions —	Matching Contributions —	Fiscal 2010 Profit Sharing
NEO	401(k) ($)	ERP ($)	Contribution — ERP ($)

John W. Chidsey	14,440	50,539	25,999
Ben K. Wells	14,700	16,266	12,333
Anne Chwat	14,246	12,807	11,240
Charles M. Fallon, Jr.	14,700	11,565	10,913
Peter C. Smith	14,146	12,079	10,897
Russell B. Klein	0	15,962	0

(3)	Quarterly dividends and dividend equivalents in the amount of $0.0625 per share were paid by the Company to record owners of shares, in the case of dividends, and accrued by the Company for the holders of unvested restricted stock units, restricted stock and performance-based restricted stock, in the case of dividend equivalents, as of September 14, 2009, December 10, 2009, March 16, 2010 and June 14, 2010 in fiscal 2010. The amounts in this column represent accrued dividend equivalents earned on unvested restricted stock units, restricted stock and performance-based restricted stock. All Executive Officers had restricted stock units settle during fiscal 2010, Mr. Chidsey was paid $84,294; Mr. Wells was paid $17,547; Ms. Chwat was paid $8,771; Mr. Fallon was paid $15,951; Mr. Smith was paid $8,505; and Mr. Klein was paid $27,524, which represents dividends that accrued on these restricted stock units during fiscal 2008, fiscal 2009 and fiscal 2010.

(4)	Includes amounts payable pursuant to the Separation Agreement with Mr. Klein.

2010 GRANTS OF PLAN-BASED AWARDS TABLE

									All Other	Exercise	Grant
									Option	or Base	Date Fair
									Awards:	Price of	Value of
			Estimated Possible Payouts Under			Estimated Possible Payouts Under			Number of	Option	Stock and
			Non-Equity Incentive Plan Awards(2)			Equity Incentive Plan Awards(3)			Securities	Awards	Option
	Grant	Approval	Threshold	Target	Maximum	Threshold	Target	Maximum	Underlying	($/sh)	Awards ($)
Name	Date	Date(1)	($)	($)	($)	(#)	(#)	(#)	Options (#)(4)	(5)	(7)

John W. Chidsey	8/26/2009	8/20/2009	521,438	1,042,875	2,085,750	56,957	113,913	170,870	314,118	18.31	4,140,079
Ben K. Wells	8/26/2009	8/20/2009	173,148	346,296	692,593	10,132	20,263	30,395	55,878	18.31	736,458
Anne Chwat	8/26/2009	8/20/2009	157,809	315,618	631,236	9,234	18,468	27,702	50,928	18.31	671,218
Charles M. Fallon, Jr.	8/26/2009	8/20/2009	153,213	306,425	612,850	8,965	17,930	26,895	49,444	18.31	651,662
Peter C. Smith	8/26/2009	8/20/2009	152,982	305,964	611,927	8,952	17,903	26,855	49,370	18.31	650,684
Russell B. Klein(6)	8/26/2009	8/20/2009	—	—	—	14,063	28,126	42,189	77,560	18.31	1,022,229
Russell B. Klein(6)	8/26/2009	8/20/2009	—	—	—	n/a	81,922	n/a	114,678	18.31	2,249,986

(1)	The Compensation Committee recommended and the Board approved the fiscal 2010 grants at meetings held on August 20, 2009. The approvals required that the grants be made on August 26, 2009 in accordance with the Company’s Equity Grant Policy described in the CD&A.

(2)	The amounts reported in this column reflect possible payments based on fiscal 2010 performance under the RSIP. The “Maximum” estimated possible payout reflects what an NEO would earn if the Company met or exceeded its financial performance goals at the maximum level. If the NEO received the highest individual performance rating the possible payout would be increased by 25% at the “Threshold,” “Target” and “Maximum” levels. A description of the RSIP and our “Threshold,” “Target” and “Maximum” Payout

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Amounts is included in the CD&A. Fiscal 2010 cash incentive payments were made in September 2010. The actual amounts paid under the RSIP are the amounts reflected in the Non-Equity Incentive Plan Compensation column of the 2010 Summary Compensation Table.

(3)	In August 2009, we made grants of option and performance-based restricted stock awards to each NEO. The amounts reported under the “Threshold”, “Target” and “Maximum” columns above relate only to the performance-based restricted stock awards made under our 2006 Omnibus Incentive Plan. The performance-based restricted stock awards granted to the NEOs, other than the CEO, were calculated as follows: the NEO’s current salary, multiplied by the target equity award as a percentage of base salary, adjusted by the NEO’s individual performance factor (which may result in an award adjustment of up to plus or minus 20%), divided by two, then divided by the closing stock price on the grant date. For the CEO, the number of performance-based restricted shares is calculated similarly; however, his percentage of base salary is not subject to adjustment based on his individual performance. The actual number of performance-based restricted shares granted is reflected in the “Target” column above. If the Company achieves its target PBT, this is the number of performance-based restricted shares that will be earned at the end of the one-year performance period. The number of performance-based restricted shares that will be earned by the NEO at the end of the one-year performance period is then subject to a decrease of up to 50% for all NEOs if the Company achieves PBT between the “Threshold” and “Target” levels or an increase of up to 50% for all NEOs if the Company achieves PBT between the “Target” and “Maximum” levels. For fiscal 2010, Incentive PBT fell between the threshold and target performance levels. As a result, the awards for all NEOs were reduced by 38%, which was the downward adjustment for the CEO and all executive vice presidents. The actual number of performance-based restricted shares earned for fiscal 2010, after taking into consideration the downward adjustment for Company performance and the resulting reduction in the number of shares, is set forth in Footnote 7 below.

(4)	The options awarded to the NEOs, other than the CEO, were calculated as follows: the NEO’s current salary, multiplied by the target equity award as a percentage of base salary, adjusted by the NEO’s individual performance factor (which may result in an award adjustment of up to plus or minus 20%), divided by two, then divided by the economic value of our stock options on the grant date, which was $6.64 per share. For the CEO, the number of options is calculated similarly; however, his target equity award is not subject to adjustment based on his individual performance.

(5)	Reflects the closing price of our common stock on the NYSE on August 26, 2009, the fiscal 2010 annual equity grant date.

(6)	Mr. Klein’s employment terminated on December 15, 2009. He received two grants on August 26, 2009, his regular annual equity grant and a special retention grant. These shares and options were forfeited immediately upon the date of his termination.

(7)	The amounts reflect the fair market value of (1) the probable possible payout of performance-based restricted stock, which we determine as our target amount, and (2) the options awarded (which were not subject to any increase or decrease based on individual or Company performance) on August 26, 2009 (the grant date). The actual amounts for the performance-based restricted stock awards were determined in August 2010, based upon the Company’s Incentive PBT for fiscal 2010, as discussed above in the CD&A. The actual amounts of performance-based restricted stock earned, after taking into account the downward adjustment for Company performance and the corresponding fair value of such shares using the closing price on the grant date of August 26, 2009 ($18.31 per share) and June 30, 2010 ($16.84 per share) for the NEOs (other than Mr. Klein whose performance-based restricted stock awards were forfeited in connection with his termination), are as follows:

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Post Leverage PBRS Grants

				Fair Value of	Fair Value of
				PBRS	PBRS
	Original PBRS	PBRS	PBRS	on Grant	at Fiscal
NEO	Granted (#)	Leveraged (#)	Earned (#)	Date ($)	Year End ($)

John W. Chidsey	113,913	(42,917)	70,996	2,085,747	1,195,573
Ben K. Wells	20,263	(7,634)	12,629	371,016	212,672
Anne Chwat	18,468	(6,957)	11,511	338,149	193,845
Charles M. Fallon, Jr.	17,930	(6,755)	11,175	328,298	188,187
Peter C. Smith	17,903	(6,745)	11,158	327,804	187,901

2010 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

	Options Awards					Stock Awards
							Number
							of		Market
		Number of	Number of				Shares		Value of
		Securities	Securities				or Units		Shares or
		Underlying	Underlying				of Stock		Units of
		Unexercised	Unexercised	Option		Stock	That		Stock That
	Option	Options	Options	Exercise	Option	Award	have not		have not
	Grant	(#)	(#)	Price	Expiration	Grant	Vested		Vested(4)
Name	Date(1)	Exercisable	Unexercisable	($)	Date	Date	(#)		($)

John W. Chidsey	3/1/04	166,922	0	3.80	3/1/14	5/17/06	42,154	(2)	709,873
	3/1/04	289,807	0	11.39	3/1/14	8/21/06	80,071	(3)	1,348,396
	6/8/04	177,573	0	3.80	6/8/14	8/27/07	103,200	(3)	1,737,894
	6/8/04	94,715	0	11.39	6/8/14	8/22/08	49,542	(3)	834,287
	8/1/04	236,746	0	3.80	8/1/14	8/26/09	113,913	(3)	1,918,295
	8/27/07	120,823	120,823	23.35	8/26/17
	8/22/08	57,593	172,782	26.16	8/21/18
	8/26/09	0	314,118	18.31	8/25/19
Ben K. Wells	8/21/05	28,612	10,539	10.25	8/21/15	8/27/07	18,358	(3)	309,151
	2/14/06	105,384	26,347	21.64	2/14/16	8/22/08	8,813	(3)	148,411
	5/17/06	55,275	15,808	17.00	5/16/16	8/26/09	20,263	(3)	341,229
	8/27/07	21,493	21,494	23.35	8/26/17
	8/22/08	10,245	30,736	26.16	8/21/18
	8/26/09	0	55,878	18.31	8/25/19
Anne Chwat	9/27/04	36,461	0	3.80	9/27/14	8/21/06	13,144	(3)	221,345
	1/1/05	17,154	0	3.80	1/1/15	8/27/07	17,234	(3)	290,213
	8/27/07	20,176	20,177	23.35	8/26/17	8/22/08	8,273	(3)	139,317
	8/22/08	9,617	28,854	26.16	8/21/18	12/1/08	1,273	(3)	21,437
	8/26/09	0	50,928	18.31	8/25/19	8/26/09	18,468	(3)	311,001
Charles M. Fallon, Jr.	5/17/06	168,615	42,154	17.00	5/16/16	8/27/07	16,244	(3)	273,541
	6/2/06	23,205	5,802	18.91	6/1/16	8/22/08	8,578	(3)	144,454
	8/27/07	19,018	19,018	23.35	8/26/17	8/26/09	17,930	(3)	301,941
	8/22/08	9,972	29,917	26.16	8/21/18
	8/26/09	0	49,444	18.31	8/25/19
Peter C. Smith	8/1/04	26,347	0	3.80	8/1/14	8/21/06	13,608	(3)	229,159
	8/21/05	10,833	2,709	10.25	8/21/15	8/27/07	16,220	(3)	273,140
	8/27/07	18,989	18,990	23.35	8/26/17	8/22/08	7,787	(3)	131,133
	8/22/08	9,052	27,156	26.16	8/21/18	8/26/09	17,903	(3)	301,487
	8/26/09	0	49,370	18.31	8/25/19
Russell B. Klein(5)	0	0	0	0

(1)	All stock options granted prior to August 21, 2006 vest 20% per year on the anniversary date. All stock options granted on August 21, 2006 and thereafter vest 25% per year on the anniversary date.

(2)	This restricted stock unit award vests in equal installments over five years, on each anniversary date.

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(3)	These performance-based restricted stock awards vest 100% on the third anniversary of the grant date with the following exception: Messrs. Chidsey’s and Smith’s and Ms. Chwat’s awards granted on August 21, 2006 vest 50% on the third anniversary of the grant date, and 50% on the fourth anniversary of the grant date.

(4)	The market value of unvested restricted stock unit awards and unvested performance-based restricted stock awards has been established by multiplying the number of unvested shares by $16.84, which was the closing price of our stock on June 30, 2010, the last business day of our 2010 fiscal year.

(5)	Mr. Klein’s unvested equity grants were forfeited on the date of his termination and his unexercised options were cancelled 90 days after his termination.

2010 OPTION EXERCISES AND STOCK VESTED TABLE

	Option Awards		Stock Awards
	Number of Shares	Value Realized on	Number of Shares	Value Realized on
	Acquired on Exercise	Exercise(1)	Acquired on Vesting	Vesting(2)
Name	(#)	($)	(#)	($)

John W. Chidsey	150,000	2,730,081	122,225	2,245,672
Anne Chwat	25,000	393,450	14,416	251,178
Russell B. Klein	209,542	1,857,877	44,039	769,802
Charles M. Fallon, Jr.	0	0	25,522	446,125
Peter C. Smith	0	0	13,608	237,868
Ben K. Wells	0	0	28,075	490,751

(1)	Values Realized are based on the prices at which the NEO sold the shares, which were as follows:

	Number of Shares		Per Share Value
	Acquired on	Exercise	Realized on Exercise
NEO	Exercise	Price ($)	Date ($)

John W. Chidsey	41,800	3.80	22.00
John W. Chidsey	73,800	3.80	22.00
John W. Chidsey	3,900	3.80	22.00
John W. Chidsey	30,500	3.80	22.00
Anne Chwat	5,000	3.80	18.50
Anne Chwat	5,000	3.80	19.00
Anne Chwat	5,000	3.80	19.50
Anne Chwat	5,000	3.80	20.00
Anne Chwat	5,000	3.80	20.69
Russell B. Klein	79,038	17.00	17.98
Russell B. Klein	12,125	10.25	18.26
Russell B. Klein	12,056	3.80	18.13
Russell B. Klein	12,056	3.80	18.21
Russell B. Klein	12,056	3.80	17.65
Russell B. Klein	12,056	3.80	17.95
Russell B. Klein	12,056	3.80	17.99
Russell B. Klein	12,056	3.80	18.11
Russell B. Klein	12,056	3.80	18.21
Russell B. Klein	12,056	3.80	18.00
Russell B. Klein	12,056	3.80	17.88
Russell B. Klein	9,875	3.80	18.07

(2)	Value Realized is based on our closing market price on the vesting date which are as follows:

III-36

		Closing Market Prices on
NEO	Vesting Date	Vesting Date ($)

John W. Chidsey	May 17, 2010	20.07
Anne Chwat	June 30, 2010	16.84
John W. Chidsey	August 21, 2009	17.48
Anne Chwat	August 21, 2009	17.48
Russell B. Klein	August 21, 2009	17.48
Charles M. Fallon, Jr.	August 21, 2009	17.48
Peter C. Smith	August 21, 2009	17.48
Ben K. Wells	August 21, 2009	17.48

2010 NONQUALIFIED DEFERRED COMPENSATION TABLE

This table reports the fiscal 2010 contributions by the NEOs and the Company to the ERP and the aggregate account balances for the NEOs. Details of the ERP are discussed in the CD&A. Further details for the NEOs are provided in the 2010 All Other Compensation Table.

	Executive	Company			Aggregate
	Contributions in	Contributions in	Aggregate	Aggregate	Balance at Last
	Last Fiscal Year	Last Fiscal Year	Earnings in Last	Withdrawals/	Fiscal Year-End
Name	($)	($)(1)	Fiscal Year($)(2)	Distributions ($)	($)

John W. Chidsey	50,539	76,538	136,754	0	824,580
Ben K. Wells	16,266	28,599	19,827	0	186,991
Anne Chwat	12,981	24,047	62,412	0	395,519
Charles M. Fallon, Jr.	122,644	22,478	86,868	0	668,722
Peter C. Smith	12,104	22,976	64,853	0	424,739
Russell B. Klein	15,962	15,962	49,741	0	358,062

(1)	Amounts in this column include profit sharing contributions which were paid in fiscal 2010 but were earned in fiscal 2009.

(2)	All amounts deferred by the NEO, or credited to his account by us, earned interest at a rate that reflects the performance of investment funds that the NEO selected from a pool of funds. Each NEO may change his selections at any time, subject to any individual fund restrictions.

2010 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

The potential payments and benefits that would be provided to each NEO, other than Mr. Klein, as a result of certain termination events are set forth in the table below. Information regarding payments due to Mr. Klein pursuant to the terms of his Separation Agreement is included under the “Employment Agreements — Agreements with Mr. Klein” section of the CD&A. Calculations for this table are based on the assumption that the termination took place on June 30, 2010 for Mr. Chidsey, Mr. Wells, Ms. Chwat, Mr. Fallon and Mr. Smith. The employment agreements we entered into with Messrs. Chidsey, Wells, Fallon and Klein and Ms. Chwat define “cause,” “good reason” and “change in control” for purposes of determining severance payments and benefits. Please refer to the “Employment Agreements,” and “Clawback Policy” sections of the CD&A for additional details on the severance payments and benefits and change in control provisions that affect our NEOs. As a condition to receiving any severance payments and benefits, the NEO must sign a separation agreement and release in a form approved by the Company. For a description of potential payments and benefits that would be provided upon consummation of the Merger, see “Item 3 — Arrangements with Current Executive Officers and Directors of the Company — Potential Payments Upon a Change-In-Control” of the Schedule 14D-9.

III-37

			Termination w/o
		Termination w/o	Cause or
		Cause or for Good	for Good Reason After	Death and
		Reason	Change in Control	Disability
Name	Benefit	($)(1)(2)	($)(3)(4)(5)	($)(6)

John W. Chidsey	Salary(7)	4,171,500	6,257,250	4,171,500
	Bonus	0	0	0
	Accelerated Vesting(8)	N/A	6,548,745	6,548,745
	Value of Benefits Continuation	63,003	94,505	63,003
	Perquisite Allowance(9)	127,000	190,500	127,000
	Outplacement Services(10)	N/A	N/A	N/A
	Tax Gross-up	N/A	0	N/A
	Total	4,361,503	13,091,000	10,910,248
Ben K. Wells	Salary(7)	494,709	494,709	N/A
	Bonus	346,296	346,296	346,296
	Accelerated Vesting(8)	N/A	868,243	N/A
	Value of Benefits Continuation	35,347	35,347	N/A
	Perquisite Allowance(9)	48,500	48,500	N/A
	Outplacement Services(10)	28,500	28,500	N/A
	Total	953,352	1,821,595	346,296
Anne Chwat	Salary(7)	450,883	450,883	N/A
	Bonus	315,618	315,618	315,618
	Accelerated Vesting(8)	N/A	983,314	N/A
	Value of Benefits Continuation	32,280	32,280	N/A
	Perquisite Allowance(9)	48,500	48,500	N/A
	Outplacement Services(10)	28,500	28,500	N/A
	Total	875,781	1,859,095	315,618
Charles M. Fallon, Jr.	Salary(7)	437,750	437,750	N/A
	Bonus	306,425	306,425	306,425
	Accelerated Vesting(8)	N/A	719,935	N/A
	Value of Benefits Continuation	31,333	31,333	N/A
	Perquisite Allowance(9)	48,500	48,500	N/A
	Outplacement Services(10)	28,500	28,500	N/A
	Total	852,508	1,572,443	306,425
Peter C. Smith	Salary(7)	437,091	437,091	N/A
	Bonus	305,964	305,964	305,964
	Accelerated Vesting(8)	N/A	952,770	N/A
	Value of Benefits Continuation	23,474	23,474	N/A
	Perquisite Allowance(9)	48,500	48,500	N/A
	Outplacement Services(10)	28,500	28,500	N/A
	Total	843,529	1,796,299	305,964

(1)	If Mr. Chidsey’s employment is terminated without cause or he resigns for good reason or due to his death or disability (as such terms are defined in his employment agreement), he will be entitled to receive (i) an amount equal to four times his annual base salary and two times his annual perquisite allowance payable over six months commencing on the first business day following the six month anniversary of termination, and (ii) continued coverage under our medical, dental and life insurance plans for him and his eligible dependents during the two-year period following termination.

(2)	If any of the NEOs, other than Mr. Chidsey, is terminated without cause (as such term is defined in the relevant employment agreement), he or she will be entitled to receive (i) his or her then current base salary and his or her perquisite allowance for one year, payable in the case of Messrs. Wells and Fallon and Ms. Chwat, over six months commencing on the first business day following the six month anniversary of the termination date, (ii) a pro-rata bonus for the year of termination, which will only be paid to the extent, and when, the Company pays the RSIP bonuses, and (iii) continued coverage for one year under our medical, dental and life insurance

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plans for the executive and his or her eligible dependents. Additionally, each of the NEOs will receive these benefits if he or she resigns for good reason (as such term is defined in the relevant employment agreement).

(3)	A change in control, without a termination of employment, will not in itself trigger any severance payments or vesting of equity. Any payments or equity due upon a change in control and subsequent termination of employment, either without cause or for good reason (as defined in the relevant employment agreement) is included in the “Termination w/o Cause or for Good Reason After Change in Control” column of this table.

(4)	If Mr. Chidsey’s employment is terminated without cause or he terminates his employment with good reason after a change in control (as defined in his employment agreement), he will be entitled to receive an amount equal to six times his annual base salary and three times his annual perquisite allowance. He also will be entitled to continued coverage under our medical, dental and life insurance plans for him and his eligible dependents during the three-year period following termination. Additionally, if Mr. Chidsey’s employment is terminated during the 24-month period after a change in control of the Company either without cause or for good reason, all options and other equity awards held by him will vest in full. If Mr. Chidsey resigns for any reason within the 30-day period immediately following the one-year anniversary of a change in control involving a strategic buyer (as determined by the Board), his resignation would constitute a termination by us without cause under his employment agreement.

(5)	All equity granted to each of Messrs. Wells, Fallon and Smith and Ms. Chwat will fully vest upon termination if his or her employment is terminated at any time within 24 months after a change in control either without cause or by him or her for good reason.

(6)	If an NEO dies or becomes disabled (as such term is defined in the relevant employment agreement), the NEO is entitled to receive his or her target bonus, as if he or she had been employed for the entire fiscal year. For Mr. Chidsey, any severance payments made by BKC as a result of his termination upon his death or disability will be reduced by the value of any BKC paid life and disability benefits he or his family are entitled to receive. The term “disability” is defined in all NEO employment agreements as a physical or mental disability that prevents or would prevent the performance by the NEO of his or her duties under the employment agreement for a continuous period of six months or longer.

(7)	Pursuant to the terms of the respective NEO’s employment agreement, each NEO has agreed to non-competition, non-solicitation and confidentiality restrictions that last for one year after termination. If the NEO breaches any of these covenants, we will cease providing any severance and other benefits to him or her, and we have the right to require him or her to repay any severance amounts already paid. In addition, as a condition to receiving the separation benefits, each NEO must sign a separation agreement and release in a form approved by us, which includes a waiver of all potential claims. Mr. Chidsey, unlike the other NEOs, is entitled to receive severance upon his death. In the case of his death, his estate must sign the release in order to receive severance benefits.

(8)	The amounts in this table represent the fair market value on June 30, 2010 of the unvested portion of Mr. Chidsey’s, Mr. Wells’, Ms. Chwat’s, Mr. Fallon’s and Mr. Smith’s equity that would vest upon the occurrence of a triggering event. The fair market value of the Company’s common stock on June 30, 2010 was $16.84 per share.

(9)	The perquisites allowance will be paid to the NEO during the relevant severance period specified in Footnotes 1 and 2 above.

(10)	Each NEO, other than Mr. Chidsey, is entitled to receive outplacement services upon termination of employment without cause or for good reason. As of June 30, 2010, eligible NEOs are entitled to receive outplacement services from our third party service provider for up to one year, which is currently valued at $28,500.

DIRECTOR COMPENSATION

Under our director compensation program, each non-management director receives an annual deferred stock award with a grant date fair value of $85,000. The annual deferred stock grant vests in quarterly installments over a 12 month period. On November 19, 2009, the non-management directors received their annual grant of deferred stock for calendar year 2010. In addition, the non-management directors receive an

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annual retainer of $65,000, an increase of $15,000 from fiscal 2009. The chair of the Audit Committee receives an additional $20,000 fee and the chairs of the Compensation Committee and the Nominating and Corporate Governance Committee each receive an additional $10,000 fee. In April 2010, Mr. Dykes was named lead independent director, at which time he became eligible to receive an additional $25,000 commencing July 1, 2010. Directors have the option to receive their annual retainer and their chair fees either 100% in cash or 100% in shares of deferred stock. Directors who elected to receive their 2010 calendar year annual retainer and/or chair fees in deferred stock will receive these deferred stock awards on November 18, 2010, which is the date of the fiscal 2010 annual shareholders’ meeting. These awards will be fully vested on the grant date.

All deferred stock grants, whether the annual grant or deferred stock granted in lieu of a cash retainer or chair fees, will be settled upon termination of Board service. No separate committee fees are paid and no compensation is paid to management directors for Board or committee service. All directors or their employers, in the case of the Sponsor directors, are reimbursed for reasonable travel and lodging expenses incurred by them in connection with attending Board and committee meetings.

FISCAL 2010 DIRECTOR COMPENSATION TABLE

	Fees Earned
	or Paid in	Stock	All Other
	Cash(1)	Awards(2)(3)	Compensation	Total
Name	($)	($)	($)(4)	($)

Richard W. Boyce	57,500	84,988	5,767	148,255
David A. Brandon	57,500	84,988	5,767	148,255
Ronald M. Dykes	77,500	84,988	5,427	167,915
Peter R. Formanek	57,500	84,988	4,073	146,561
Manuel A. Garcia	57,500	84,988	5,287	147,775
Sanjeev K. Mehra	72,500	84,988	5,583	158,071
Stephen G. Pagliuca(5)	47,500	84,985	1,737	132,972
Brian T. Swette	57,500	84,988	7,087	149,575
Kneeland C. Youngblood	57,500	84,988	4,073	146,561

(1)	Board service fees are calculated based on a calendar year (January through December), but our fiscal year runs from July 1st through June 30th. Our non-employee directors must make their deferral elections prior to January 1 in order to defer their annual retainers and chair fees for that year. Therefore, the amounts in this column represent annual retainers and chair fees for a portion of two calendar years, one from July 1, 2009 through December 31, 2009 and the other from January 1, 2010 through June 30, 2010. The following chart identifies our directors’ deferral elections for the portions of calendar years 2009 and 2010 comprising our fiscal year and the fair market value of the 2009 deferred stock award paid in fiscal 2010, which was based on the closing market price of a share of our common stock on November 20, 2009. The calendar year 2009 deferred stock award was granted on November 20, 2009 and the calendar year 2010 deferred stock award will be granted on November 19, 2010, and such award will be based on the closing market price of a share of our common stock on such date.

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	Deferral Elections for July 1, 2009	Deferral Election for January 1, 2010
	through December 31, 2009	through June 30, 2010
Director	Retainer and Chair Fees	Retainer and Chair Fees

Richard W. Boyce, David A.
Brandon, Manuel A. Garcia
and Brian Swette	Deferred Retainer: $25,000 value	Deferred Retainer: $32,500 value
Sanjeev Mehra	Deferred Retainer and Chair Fee: $30,000 value	Deferred Retainer and Chair Fees: $42,500 value
Stephen G. Pagliuca	Deferred Retainer and Chair Fee: $15,000 value	Deferred Retainer: $29,375 value
Ronald M. Dykes	Deferred Retainer and Chair Fee: $35,000 value	Deferred Retainer and Chair Fee: $42,500 value
Peter R. Formanek and Kneeland C. Youngblood	No Deferral: Cash $25,000	No Deferral: Cash $32,500

(2)	The grant date fair value of these awards is based on the closing market price of a share of our common stock on the November 19, 2009 grant date ($17.48 per share) for all directors, except for Mr. Pagliuca’s, which is based on the closing market price of a share of our common stock on the February 5, 2010 grant date ($17.72 per share), which is also the compensation cost for this grant recognized for financial statement reporting purposes in accordance with FAS 123R. The assumptions and methodology used to calculate the compensation cost are set forth in Note 3 to our Consolidated Financial Statements included in our Form 10-K for fiscal 2010.

(3)	As of June 30, 2010, Mr. Formanek was the only director to have options outstanding. As of such date, Mr. Formanek held 75,587 vested options. As of June 30, 2010, all of our directors had the following deferred stock awards outstanding: Messrs, Boyce and Brandon 25,000 shares, Mr. Dykes, 23,925 shares; Messrs. Formanek and Youngblood, 17,507 shares; Mr. Garcia, 23,078; Mr. Mehra, 24,478 shares; Mr. Pagliuca, 4,796 shares; and Mr. Swette, 30,277 shares.

(4)	Quarterly dividends in the amount of $0.0625 per share were paid by the Company to shareholders of record as of September 14, 2009, December 10, 2009, March 16, 2010, and June 14, 2010. The amounts reflected in this column represent dividend equivalents accrued on vested and unvested deferred stock issued by the Company to the directors.

(5)	Mr. Pagliuca resigned from the Board effective September 21, 2009. Mr. Pagliuca elected to defer his calendar 2009 annual retainer, but because his resignation was effective prior to the date his deferred stock award was issued, he received a cash payment of $38,681 in lieu of deferred stock. This amount represented his retainer for the period commencing January 1, 2009 through September 21, 2009, including the chair fee for the period commencing July 1, 2009 through September 21, 2009. Upon termination of service, his vested deferred stock settled and the unvested portion was forfeited. Upon his resignation, we issued 17,051 shares of stock to Mr. Pagliuca in settlement of his vested deferred stock, and the remaining 1,153 shares of unvested deferred stock issued to Mr. Pagliuca were forfeited. Mr. Pagliuca also received $7,742.45 in dividend equivalents accrued on his vested and unvested deferred stock. Mr. Pagliuca was reappointed to the Board on January 20, 2010.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The following non-management directors currently serve on the Compensation Committee of the Board of Directors: Peter R. Formanek, Sanjeev K. Mehra and Stephen G. Pagliuca. On September 21, 2009, Mr. Pagliuca resigned from the Board of Directors and the Compensation Committee to run for political office. He was reappointed to the Board of Directors and to the Compensation Committee effective January 20, 2010. No directors on the Compensation Committee are or have been officers or employees of the Company or any of its subsidiaries. None of our executive officers served on the board of directors or compensation committee of another entity, one of whose executive officers served on the Company’s Board of Directors or its Compensation Committee.

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STOCK OWNERSHIP INFORMATION

Security Ownership of Certain Beneficial Owners, Directors and Management

The following table sets forth certain information as of September 13, 2010, regarding the beneficial ownership of our common stock by:

•	Each of our directors and NEOs;

•	All directors and executive officers as a group; and

•	Each person or entity who is known to us to be the beneficial owner of more than 5% of our common stock.

As of September 13, 2010, our outstanding equity securities consisted of 136,465,856 shares of common stock. The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC and generally includes voting or investment power over the shares. The information does not necessarily indicate beneficial ownership for any other purpose. Under the SEC rules, the number of shares of common stock deemed outstanding includes shares issuable upon the conversion of other securities, as well as the exercise of options or the settlement of restricted stock units held by the respective person or group that may be exercised or settled on or within 60 days of September 13, 2010. For purposes of calculating each person’s or group’s percentage ownership, shares of common stock issuable pursuant to stock options and restricted stock units that may be exercised or settled on or within 60 days of September 13, 2010 are included as outstanding and beneficially owned by that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

Unless otherwise indicated, the address for each listed stockholder is: c/o Burger King Holdings, Inc., 5505 Blue Lagoon Drive, Miami, Florida 33126. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

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	Common Stock, par Value
	$.01 Per Share
		Percentage
Name and Address of Beneficial Owner	Number	of Class

John W. Chidsey(1)	1,831,834	1.3%
Ben K. Wells(1)	300,660	*
Russell B. Klein(1)	124,778	*
Charles M. Fallon, Jr.(1)	305,154	*
Anne Chwat(1)	363,292	*
Peter Smith(1)	195,357	*
Richard W. Boyce(1)	25,000	*
David M. Brandon(1)	35,000	*
Ronald M. Dykes(1)	23,925	*
Peter R. Formanek(1)	233,094	*
Manuel A. Garcia(1)	64,641	*
Sanjeev K. Mehra(1)(2)(6)	13,946,647	10.2%
Stephen G. Pagliuca(1)	13,601,924	10.0%
Brian T. Swette(1)	130,902	*
Kneeland C. Youngblood(1)	17,507	*
All Executive Officers and Directors as a group (18 persons)(1)	31,297,015	22.9%
5% Stockholders
FMR LLC(3)	7,824,558	5.7%
Investment funds affiliated with Artisan Partners Holdings LLC(4)	7,971,200	5.8%
Investment funds affiliated with Bain Capital Investors, LLC(5)	10,403,858	7.6%
Investment funds affiliated with The Goldman Sachs Group, Inc.(6)	14,046,089	10.3%
TPG BK Holdco LLC(7)	15,131,497	11.1%

*	Less than one percent (1%)

(1)	Includes beneficial ownership of shares of common stock for which the following persons hold options currently exercisable or exercisable on or within 60 days of September 13, 2010: Mr. Chidsey, 1,340,714 shares; Mr. Wells, 266,509 shares; Mr. Fallon, 252,653 shares; Ms. Chwat, 284,462 shares; and Mr. Smith, 98,819 shares; and all directors and executive officers as a group, 2,311,985 shares. Also includes beneficial ownership of shares of common stock underlying deferred stock units held by the following persons that are currently vested or will vest on or within 60 days of September 13, 2010 and will be settled upon termination of Board service: each of Messrs. Boyce and Brandon, 25,000 shares; Mr. Dykes, 23,925 shares; each of Mr. Formanek and Mr. Youngblood, 17,507 shares; Mr. Garcia, 23,078 shares; Mr. Mehra, 24,478 shares; Mr. Pagliuca, 3,597 shares; Mr. Swette, 30,277 shares; and all non-employee directors as a group, 189,153 shares. See Footnotes 2 and 6 below for more information regarding the deferred stock held by Mr. Mehra. Mr. Klein’s employment terminated on December 15, 2009 and his shares included in the table are based on the Form 4 filed with the SEC on December 16, 2009. None of the executive officers have restricted stock units or performance-based restricted stock units that will vest on or within 60 days of September 13, 2010, except 11,565 restricted stock units held by a non-NEO executive officer.

(2)	Mr. Mehra is a managing director of Goldman, Sachs & Co. Mr. Mehra and The Goldman Sachs Group, Inc. each disclaims beneficial ownership of the shares of common stock owned directly or indirectly by the Goldman Sachs Funds and Goldman, Sachs & Co., except to the extent of his or its pecuniary interest therein, if any. Goldman, Sachs & Co. disclaims beneficial ownership of the shares of common stock owned directly or indirectly by the Goldman Sachs Funds, except to the extent of its pecuniary interest therein, if any. Mr. Mehra has an understanding with The Goldman Sachs Group, Inc. pursuant to which he holds the

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deferred stock units he receives in his capacity as a director of the Company for the benefit of The Goldman Sachs Group, Inc. See Footnote 6 below for information regarding The Goldman Sachs Group, Inc.

(3)	The shares included in the table are based solely on Amendment No. 3 to the Schedule 13G filed with the SEC on January 11, 2010 by FMR LLC. FMR LLC filed the amended Schedule 13G on a voluntary basis as if all of the shares are beneficially owned by FMR LLC and Fidelity International Limited (“FIL”) on a joint basis, but each is of the view that the shares held by the other need not be aggregated for purposes of Section 13(d). FMR LLC has the sole power to vote or to direct the vote regarding 4,857,828 of these shares and the sole power to dispose or to direct the disposition of 7,824,558 of these shares. The business address of FMR LLC is 82 Devonshire Street, Boston, MA 02109.

(4)	The shares included in the table are based solely on the Schedule 13G filed with the SEC on February 11, 2010 by Artisan Partners Holdings LP (“Artisan Holdings”), Artisan Investment Corporation (“Artisan Corp.”), Artisan Partners Limited Partnership (“Artisan Partners”), Artisan Investments GP LLC (“Artisan Investments”), ZFIC, Inc. (“ZFIC”), Andrew A. Ziegler and Carlene M. Ziegler. Artisan Holdings, a registered investment adviser, is the sole limited partner of Artisan Partners, a registered investment adviser. Artisan Investments is the general partner of Artisan Partners. Artisan Corp. is the general partner of Artisan Holdings. ZFIC is the sole stockholder of Artisan Corp. and Mr. Ziegler and Ms. Ziegler are the principal stockholders of ZFIC. Of the shares reported, each of Artisan Holdings, Artisan Corp., ZFIC, Mr. Ziegler and Ms. Ziegler reported that they had shared voting power with respect to 7,811,200 shares and shared dispositive power with respect to 7,971,200 shares. Artisan Partners and Artisan Investments each reported that it had shared voting power over 7,754,000 shares and shared dispositive power over 7,914,000 shares. The shares reported were acquired on behalf of discretionary clients of Artisan Partners and Artisan Holdings. The business address of Artisan Holdings is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(5)	The shares included in the table consist of: (i) 10,403,858 shares of common stock owned by Bain Capital Integral Investors, LLC, whose administrative member is Bain Capital Investors, LLC (“BCI”); (ii) 3,117,905 shares of common stock owned by Bain Capital VII Coinvestment Fund, LLC, whose managing and sole member is Bain Capital VII Coinvestment Fund, L.P., whose general partner is Bain Capital Partners VII, L.P., whose general partner is BCI and (iii) 59,513 shares of common stock owned by BCIP TCV, LLC, whose administrative member is BCI. The shares included in the table are based solely on the Amendment No. 3 to Schedule 13G filed with the SEC on February 16, 2010 by BCI on behalf of itself and its reporting group. The business address of BCI is 111 Huntington Avenue, Boston, MA 02199.

(6)	The Goldman Sachs Group, Inc., and certain affiliates, including, Goldman, Sachs & Co., may be deemed to directly or indirectly own the shares of common stock which are owned directly or indirectly by investment partnerships, which The Goldman Sachs Group, Inc. refers to as the Goldman Sachs Funds, of which affiliates of The Goldman Sachs Group, Inc. and Goldman Sachs & Co. are the general partner, managing limited partner or the managing partner. Goldman, Sachs & Co. is the investment manager for certain of the Goldman Sachs Funds. Goldman, Sachs & Co. is a direct and indirect, wholly owned subsidiary of The Goldman Sachs Group, Inc. The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and the Goldman Sachs Funds share voting and investment power with certain of their respective affiliates. Shares beneficially owned by the Goldman Sachs Funds consist of: (i) 7,262,660 shares of common stock owned by GS Capital Partners 2000, L.P.; (ii) 2,638,973 shares of common stock owned by GS Capital Partners 2000 Offshore, L.P.; (iii) 303,562 shares of common stock owned by GS Capital Partners 2000 GmbH & Co. Beteiligungs KG; (iv) 2,306,145 shares of common stock owned by GS Capital Partners 2000 Employee Fund, L.P.; (v) 106,837 shares of common stock owned by Bridge Street Special Opportunities Fund 2000, L.P.; (vi) 213,675 shares of common stock owned by Stone Street Fund 2000, L.P.; (vii) 356,124 shares of common stock owned by Goldman Sachs Direct Investment Fund 2000, L.P.; (viii) 412,941 shares of common stock owned by GS Private Equity Partners 2000, L.P.; (ix) 141,944 shares of common stock owned by GS Private Equity Partners 2000 Offshore Holdings, L.P.; and (x) 157,364 shares of common stock owned by GS Private Equity Partners 2000-Direct Investment Fund, L.P.

Goldman Sachs Execution & Clearing, L.P. beneficially owns directly and The Goldman Sachs Group, Inc. may be deemed to beneficially own indirectly 3,520 shares of common stock. Goldman, Sachs & Co. beneficially owns directly and The Goldman Sachs Group, Inc. may be deemed to beneficially own indirectly 10,100 shares of common stock. Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. may

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each be deemed to beneficially own indirectly, in the aggregate, 13,900,225 shares of common stock through certain limited partnerships described in this footnote, of which affiliates of Goldman, Sachs & Co. and The Goldman

Sachs Group, Inc. are the general partner, managing general partner, managing partner, managing member or member. Goldman, Sachs & Co. is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. Goldman, Sachs & Co. is the investment manager of certain of the limited partnerships.

The Goldman Sachs Group, Inc. may be deemed to beneficially own 24,478 shares of common stock pursuant to the 2006 Omnibus Incentive Plan, which are deferred shares granted to Sanjeev K. Mehra, a managing director of Goldman, Sachs & Co. in his capacity as a director of the Company. Mr. Mehra has an understanding with The Goldman Sachs Group, Inc. pursuant to which he holds such deferred shares for the benefit of The Goldman Sachs Group, Inc. The grant of 24,478 deferred shares is currently vested or will vest within 60 days of September 13, 2010. The deferred shares granted to Mr. Mehra will be settled upon termination of Board service. Each of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. disclaims beneficial ownership of the deferred shares of common stock except to the extent of its pecuniary interest therein.

The shares included in the table are based solely on the Schedule 13G filed with the SEC on February 16, 2010 by The Goldman Sachs Group, Inc. on behalf of itself and its reporting group. The business address for The Goldman Sachs Group, Inc. is 85 Broad Street, New York, NY 10004.

(7)	The shares included in the table are directly held by TPG BK Holdco LLC. TPG Advisors III, Inc., a Delaware corporation (“Advisors III”), is the sole general partner of TPG GenPar III, L.P., a Delaware limited partnership, which in turn is the sole general partner of TPG Partners III, L.P., a Delaware limited partnership, which in turn is the managing member of TPG BK Holdco LLC. David Bonderman and James Coulter are directors, officers and sole shareholders of Advisors III, and therefore, David Bonderman, James Coulter and Advisors III may each be deemed to beneficially own the shares directly held by TPG BK Holdco LLC. The shares included in this table are based solely on the Amendment No. 2 to Schedule 13G filed with the SEC on February 13, 2009 on behalf of Advisors III, Mr. Bonderman and Mr. Coulter. The business address for TPG BK Holdco LLC is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and beneficial owners of more than 10% of any class of our equity securities to file reports of ownership and changes in ownership of our common stock. To the best of our knowledge, all required reports were filed on time and all transactions by our directors, executive officers and beneficial owners of more than 10% of any class of our equity securities were reported on time, except for an equity grant for Kevin Higgins that should have been reported on a Form 4 in August 2009 and an equity grant for Richard W. Boyce that should have been reported on Form 4 in November 2009. The failures to timely report were inadvertent and, as soon as the oversights were discovered, Mr. Higgins reported the transaction on a Form 5 and Mr. Boyce reported the transaction on Form 4.

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CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Related Person Transactions Policy

In May 2007, our Board of Directors adopted a written related person transactions policy, which is administered by the Audit Committee. This policy applies to any transaction or series of related transactions or any material amendment to any such transaction involving a related person and the Company or any subsidiary of the Company. For the purposes of the policy, “related persons” consist of executive officers, directors, director nominees, any shareholder beneficially owning more than 5% of the Company’s common stock, and immediate family members of any such persons. In reviewing related person transactions, the Audit Committee takes into account all factors that it deems appropriate, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. No member of the Audit Committee may participate in any review, consideration or approval of any related person transaction in which the director or any of his immediate family members is the related person. The related person transactions discussed below were entered into before the adoption of this written policy.

Shareholders’ Agreement

In connection with our acquisition of Burger King Corporation (“BKC”), we entered into a shareholders’ agreement dated June 27, 2003 with BKC and the private equity funds controlled by the Sponsors, which was amended and restated on May 17, 2006 (the “Shareholders’ Agreement”). The Shareholders’ Agreement provides for (i) the right of each Sponsor to appoint two members to our Board, (ii) the right of each Sponsor, with respect to each committee of the Board other than the Audit Committee, to have at least one Sponsor director on each committee, for Sponsor directors to constitute a majority of the membership of each committee and for the chairmen of the committees to be Sponsor directors, to the extent that such directors are permitted to serve on such committees under SEC and NYSE rules applicable to the Company, (iii) drag-along and tag-along rights and transfer restrictions, (iv) shelf, demand and piggyback registration rights and (v) the payment of expenses and the grant of certain indemnities relating to those registration rights. A Sponsor’s right to appoint directors will be reduced to one director if the stock ownership of the private equity funds controlled by that Sponsor drops to 10% or less of our outstanding common stock, and will be eliminated if the stock ownership of the private equity funds controlled by that Sponsor drops to 2% or less of our outstanding common stock. The right to appoint directors to board committees terminates if the private equity funds controlled by the Sponsors no longer collectively beneficially own 30% or more of our outstanding common stock. Three of our current directors, Messrs. Boyce, Mehra and Pagliuca, were appointed pursuant to the Shareholders’ Agreement.

The Shareholders’ Agreement also includes customary indemnification provisions against liabilities under the Securities Act incurred in connection with the registration of our debt or equity securities. We agreed to reimburse legal or other expenses incurred in connection with investigating or defending any such liability, action or proceeding, except that we will not be required to indemnify or reimburse related legal or other expenses if such loss or expense arises out of or is based on any untrue statement or omission made in reliance upon and in conformity with written information provided by these persons.

Expense Reimbursement to the Sponsors

We have reimbursed the Sponsors for certain travel-related expenses of their employees who are members of our Board in connection with meetings of the Board of Directors in amounts that are consistent with amounts reimbursed to the non-Sponsor directors.

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ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER SUBMISSION
OF NOMINATION AND PROPOSALS

A shareholder recommendation for nomination of a person for election to the Board of Directors or a proposal for consideration at the next annual meeting of shareholders must be submitted in accordance with the advance notice procedures and other requirements in the Company’s bylaws. These requirements are separate from, and in addition to, the requirements discussed above to have the shareholder proposal included in our proxy statement and form of proxy/voting instruction card pursuant to the SEC’s rules.

Our bylaws require a shareholder who wants to nominate a director or submit a shareholder proposal be a stockholder of record at the time of giving the notice and the time of the meeting, be entitled to vote at the meeting and comply with the advance notice provisions of our bylaws.

Our bylaws require that shareholder recommendations for nominees to the Board must include the name of the nominee or nominees, all information relating to such person that is required to be disclosed in a proxy statement, a consent signed by the nominee evidencing a willingness to serve as a director, if elected, and disclosure of any material relationship between the shareholder or the beneficial owner and the proposed nominee or nominees, including any material interest in such business of the shareholder or the beneficial owner.

Our bylaws require that shareholder proposals include a brief description of the business to be brought before the meeting, the text of the proposal or business, the reasons for conducting such business at the meeting, and any material interest of such shareholder or the beneficial owner, if any, on whose behalf the proposal is made in such business. In order to be considered timely pursuant to Rule 14a-4 and 14a-5(e) of the Exchange Act, under the advance notice requirements of our bylaws the proposal or recommendation for nomination must be received by the Company’s General Counsel and Secretary at least 90 days but no more than 120 days prior to the first anniversary of the previous year’s annual meeting. If no annual meeting was held in the previous year or if the date of the annual meeting is more than 30 days from the date of the previous year’s annual meeting, then the proposal or recommendation must be received not later than the close of business on the 90th day prior to the annual meeting or the 10th day following the day on which notice of the date of the 2011 annual meeting is mailed or publicly disclosed or such proposal will be considered untimely pursuant to Rule 14a-4 and 14a-5(e) of the Exchange Act. Except for proposals properly made in accordance with Rule 14a-8 under the Exchange Act and included in the notice of meeting given by or at the direction of the Board of Directors, the advance notice provisions of the bylaws shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of shareholders.

In addition, our bylaws require that the shareholder giving notice and the beneficial owner, if any, on whose behalf the proposal is made, must also include (i) the name and address of the shareholder, (ii) the class and number of shares beneficially owned and held of record by the shareholder and the beneficial owner, (iii) any derivative, swap or any other transaction or series of transactions engaged in, directly or indirectly by the shareholder or the beneficial owner the purpose or effect of which is to give the shareholder or beneficial owner economic risk similar to ownership of shares in the Company, (iv) a representation that the shareholder is the holder of record of the shares entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to present the proposal or nomination, and (v) a representation that the shareholder or the beneficial owner intends to be or is a part of a group which intends to deliver a proxy statement or a form of proxy to the holders of at least the percentage of the Company’s outstanding shares required to approve or adopt the proposal or elect the nominee, or otherwise plans to solicit proxies from stockholders in support of the nomination or proposal.

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